   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 1997


                                                      REGISTRATION NO. 333-36249
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 4

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                         INTERNATIONAL HOME FOODS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          2032                         13-3377322
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                              1633 LITTLETON ROAD
                          PARSIPPANY, NEW JERSEY 07054
                                 (973) 359-9920
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                              C. DEAN METROPOULOS
                         INTERNATIONAL HOME FOODS, INC.
                              1633 LITTLETON ROAD
                          PARSIPPANY, NEW JERSEY 07054
                                 (973) 359-9920
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   Copies to:

               A. WINSTON OXLEY                               EDWARD D. SOPHER
               JAMES A. KRAUSE                   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
            VINSON & ELKINS L.L.P.                           590 MADISON AVENUE
          3700 TRAMMELL CROW CENTER                       NEW YORK, NEW YORK 10022
               2001 ROSS AVENUE                                (212) 872-1000
           DALLAS, TEXAS 75201-2975
                (214) 220-7700

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
                             ---------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                             ---------------------


                        CALCULATION OF REGISTRATION FEE



=======================================================================================================
                                                          PROPOSED MAXIMUM
               TITLE OF EACH CLASS OF                        AGGREGATE                AMOUNT OF
             SECURITIES TO BE REGISTERED                OFFERING PRICE(1)(2)     REGISTRATION FEE(3)
-------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share...............       $313,317,500               $94,945
=======================================================================================================



(1) In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares being registered and the proposed maximum offering price per share are not included in this table.


(2) Estimated solely for the purpose of calculating the registration fee.


(3) $69,697 was paid in connection with the original filing of the Registration Statement on September 24, 1997 and $20,501 was paid in connection with the filing of Amendment No. 1 to the Registration Statement on October 27, 1997.


                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     This registration statement contains two forms of prospectus: one (the "U.S. Prospectus") to be used in connection with an offering in the United States and Canada (the "U.S. Offering") of Common Stock of International Home Foods, Inc. (the "Company") (which includes Common Stock subject to the U.S. Underwriters' over-allotment option) and one (the "International Prospectus") to be used in connection with a concurrent international offering outside the United States and Canada (together with the U.S. Offering, the "Offering") of Common Stock of the Company. The U.S. Prospectus and the International Prospectus will be identical in all respects except that they contain different front and back cover pages. The form of the U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus that differ from those in the U.S. Prospectus. Each of the pages to be used in the International Prospectus included herein is labeled "Alternative Page for International Prospectus." Final forms of such prospectuses will be filed with the Securities and Exchange Commission pursuant to Rule 424(b).

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 27, 1997
PROSPECTUS

            , 1997

                               13,622,500 SHARES

                        [INTERNATIONAL HOME FOODS LOGO]

                         INTERNATIONAL HOME FOODS, INC.
                                  COMMON STOCK
     Of the 13,622,500 shares of common stock, $0.01 par value ("Common Stock"), being offered hereby, 10,526,359 shares are being sold by International Home Foods, Inc. ("International Home Foods," "IHF" or the "Company") and 3,096,141 shares are being sold by a subsidiary of American Home Products Corporation (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder. See "Principal and Selling Stockholders."

     Of the 13,622,500 shares of Common Stock being offered hereby, 10,898,000 shares are being offered initially in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters (as defined herein) and 2,724,500 shares are being offered initially outside the United States and Canada (the "International Offering," and, together with the U.S. Offering, the "Offering") by the International Managers (as defined herein). The initial public offering price and the underwriting discounts and commissions of the U.S. Offering and the International Offering are identical. See "Underwriting."

     Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $18.00 and $20.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

     The shares of Common Stock offered hereby have been approved for listing on the New York Stock Exchange, subject to notice of issuance, under the symbol "IHF."

      SEE "RISK FACTORS" BEGINNING ON PAGE 11 HEREIN FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------------------------
                                            PRICE               UNDERWRITING             PROCEEDS               PROCEEDS
                                            TO THE             DISCOUNTS AND              TO THE                 TO THE
                                            PUBLIC             COMMISSIONS(1)           COMPANY(2)        SELLING STOCKHOLDER
-------------------------------------------------------------------------------------------------------------------------------
Per Share..........................           $                      $                      $                      $
Total(3)...........................           $                      $                      $                      $
---------------------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses estimated at $2,000,000, which will be paid by the Company.
(3) The Company and the Selling Stockholder have granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 2,043,375 additional shares of Common Stock at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the
    Company and Proceeds to the Selling Stockholder will be $    , $    , $
    and $    , respectively. See "Underwriting."

    The shares offered hereby are being offered by the several U.S. Underwriters when, as and if delivered to and accepted by the U.S. Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share certificates for the shares
offered hereby will be made in New York, New York on or about            , 1997.
DONALDSON, LUFKIN & JENRETTE
            SECURITIES CORPORATION
          BT ALEX. BROWN
                     CHASE SECURITIES INC.
                               CREDIT SUISSE FIRST BOSTON
                                        GOLDMAN, SACHS & CO.
                                              MORGAN STANLEY DEAN WITTER

     [The inside cover will contain art work of colored brand trademarks and logos of the Company including "Chef Boyardee(R)," "Bumble Bee(R)," "PAM(R)," "Polaner(R) All Fruit," "Original Ro*Tel(R)," "Campfire(R)," "Ranch Style(R)," "Crunch 'n Munch(R)," "Gulden's(R)," "Luck's," "Dennison's(R) Since 1915," "Jiffy Pop(R)," "Wheatena(R)," "Maypo(R)" and "G. Washington's(R)."]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                             ---------------------

     "Chef Boyardee," "Bumble Bee," "PAM," "Polaner," "Franklin Crunch 'n Munch" (hereinafter "Crunch 'n Munch"), "Gulden's," "Campfire," "Marshmallow Munchie," "Ranch Style," "Luck's," "Dennison's," "Ro*Tel," "Jiffy Pop" and "G. Washington's" are registered trademarks of the Company. Registration of the Chef Jr. trademark is pending. "Wheatena," "Maypo" and "Maltex" are registered trademarks licensed to the Company. This Prospectus also includes trademarks of companies other than the Company.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise indicated, (i) all references to market, category, segment sales, market share percentages and market positions reflect grocery sales dollars for the 52-week period ended September 27, 1997, as gathered by A.C. Nielsen ("Nielsen") for United States and Mexico markets, (ii) the information provided in this Prospectus assumes no exercise of the U.S. Underwriters' over-allotment option and (iii) references to the Company include the Company and its subsidiaries. "Aggregate net sales" includes the effect of (i) the acquisition (the "Bumble Bee Acquisition") of the assets and certain liabilities of Bumble Bee Seafoods, Inc. and its operating subsidiaries ("Bumble Bee Seafoods"), (ii) the purchase of Heritage Brands Holding, Inc. ("Heritage"), (iii) the purchase of Productos Del Monte S.A. de C.V. ("Productos Del Monte") and (iv) the purchase of Creative Products, Inc. ("Creative Products") as if they had occurred at the beginning of the period discussed. The branded canned seafood business acquired in the Bumble Bee Acquisition is referred to herein as the Bumble Bee Business. All information in this Prospectus reflects a 5.3292 for one reverse stock split effected prior to the closing of the Offering. Certain statements contained in this summary and elsewhere in this Prospectus, including, but not limited to, information with respect to the Company's business and liquidity and capital resources, are forward-looking statements.

                                    BUSINESS

OVERVIEW

     The Company is a leading North American manufacturer and marketer of a diversified, well-established portfolio of shelf-stable food products with popular brand names, including Chef Boyardee prepared foods, Bumble Bee premium canned seafood, PAM cooking spray, Polaner fruit spreads and spices and Gulden's mustard. In the United States, 11 of the Company's 14 principal branded product lines command the number one position in their defined markets. For the fiscal year ended December 31, 1996, these 11 branded product lines accounted for $863.2 million or 58.3% of the Company's aggregate net sales. Many of the Company's brands also command leading market positions in Canada, Mexico and Puerto Rico. The Company's portfolio of leading brands provides the Company with a strong presence in the United States as well as an attractive platform for continued international expansion. The Company's brand name business is complemented by growing food service and private label businesses and sales to the U.S. military.

     In November 1996, the Company was the subject of a leveraged recapitalization pursuant to which affiliates of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") and C. Dean Metropoulos, the Company's new Chairman and Chief Executive Officer, acquired control of the Company (the "IHF Acquisition") from American Home Products Corporation ("American Home Products"), the parent of the Selling Stockholder. Under Mr. Metropoulos' direction, the Company has implemented a strategy to increase sales and profits by (i) growing sales of existing brands, (ii) expanding distribution into alternative markets, (iii) completing strategic acquisitions and (iv) achieving cost savings. The Company's pro forma as adjusted net sales and operating profit for the fiscal year ended December 31, 1996 were $1,338.4 million and $157.7 million, respectively. For the nine month period ended September 30, 1997, the Company's pro forma as adjusted net sales were $1,022.9 million, and the Company's pro forma as adjusted operating profit, before giving effect to a non-cash stock option compensation charge of $44.8 million, was $134.5 million. See "Unaudited Pro Forma Financial Statements."

     In the United States, the Company groups its brands into five general categories consisting of Chef Boyardee branded products, Bumble Bee branded products, specialty brands, southwestern cuisine and snack foods. The Company's two largest brands, the nationally distributed families of Chef Boyardee prepared foods and Bumble Bee premium canned seafoods, represented 27.0% and 26.7%, respectively, of the Company's aggregate net sales in 1996. Chef Boyardee is one of the nation's most widely recognized brands and is found in over half of American homes with children. Bumble Bee is one of the leading brands of premium canned seafood in the U.S. and is the leading brand of canned white meat tuna and salmon in the U.S. The Company's strong Chef Boyardee and Bumble Bee brands are complemented by its specialty brands, including

PAM cooking spray, Polaner fruit spreads and spices, Gulden's mustard, Maypo, Wheatena and Maltex hot cereals and G. Washington's dry seasonings and broths. In the growing market for southwestern cuisine, the Company's products include Ro*Tel canned tomatoes with green chilies and strong regional brands such as Ranch Style and Luck's canned beans and Dennison's chili. In the snack foods category, the Company's brands include Crunch 'n Munch glazed popcorn and pretzels, Campfire marshmallows and marshmallow crisp rice bars and Jiffy Pop unpopped popcorn. The Company, through its Productos Del Monte subsidiary, is also a leading processor and marketer of branded catsup, canned vegetables and bottled salsa in Mexico.

     The Company's recognizable portfolio of leading brands provides a critical mass of brand name sales that (i) allows the Company to realize synergies in manufacturing, marketing, distribution and raw material sourcing, (ii) creates a position of strength with retailers that is critical in maintaining and securing valuable retail shelf space for its products and (iii) provides a strong platform for introducing product line extensions and new products. The following table sets forth market positions and market shares of the Company's principal product lines, along with certain competitors' market share information.

                   MARKET POSITION OF PRINCIPAL PRODUCT LINES

                                                                                   MARKET SHARE              NUMBER TWO
                                                                          -------------------------------   COMPETITOR'S
           PRODUCT LINE                       CATEGORY/SEGMENT                 POSITION        PERCENTAGE    PERCENTAGE
           ------------                       ----------------            ------------------   ----------   ------------
UNITED STATES
  CHEF BOYARDEE BRANDED PRODUCTS
    Chef Boyardee..................  Canned Pasta.......................          #1              57%            37%
    Chef Boyardee..................  Pizza Mixes........................          #1              69%            15%
  BUMBLE BEE BRANDED PRODUCTS
    Bumble Bee.....................  Canned White Meat Tuna.............          #1              40%            34%
    Bumble Bee.....................  Canned Light Meat Tuna.............          #3              16%             NA
    Bumble Bee.....................  Canned Salmon......................          #1              21%             9%
  SPECIALTY BRANDS
    PAM............................  Cooking Spray......................          #1              52%            13%
    Polaner........................  Fruit-Juice-Sweetened Spreads......          #1              48%            32%
    Gulden's.......................  Brown Mustard......................          #1              50%            25%
  SOUTHWESTERN CUISINE
    Ro*Tel.........................  Canned Tomatoes with Green
                                     Chilies............................          #1              76%             1%
    Ranch Style....................  Canned Beans(1)....................  #1 in Southwest(2)      27%            13%
    Luck's.........................  Canned Beans(1)....................  #1 in Southeast(2)      30%            26%
    Dennison's.....................  Canned Chili.......................  #4 in West(2)(3)        18%             NA
  SNACK FOODS
    Crunch 'n Munch................  Glazed Popcorn.....................          #1              37%            33%
    Campfire.......................  Marshmallow Crisp Rice Bars........          #3               7%             NA
MEXICO
    Productos Del Monte............  Catsup.............................          #1              46%            29%

---------------

(1) The canned beans category includes both the pork and beans and miscellaneous beans categories. In their respective regions, Ranch Style leads both categories with a total market share of 27%, and Luck's leads the miscellaneous beans category with a market share of 30%.

(2) The Company defines (i) the Southwest region to include Nielsen reported information for Texas, Oklahoma, New Mexico and Arizona, (ii) the Southeast region to include Nielsen reported information for Georgia, Alabama, North Carolina, South Carolina, Kentucky, Tennessee and Virginia and (iii) the West region to include Nielsen reported information for Colorado, Wyoming, Idaho, Nevada, California, Oregon, Arizona, Washington and Utah.

(3) Dennison's has the #2 market share in California, which represents approximately 74% of Dennison's net sales.

BUSINESS STRATEGY

     The Company's objectives are to increase sales and earnings by (i) growing sales of existing brands through expansion of the Company's product offerings and refocused marketing efforts, (ii) expanding distribution in food service, private label and international markets, (iii) completing strategic acquisitions and (iv) continuing to achieve cost savings.

     - Leverage Leading Brands. The Company intends to expand its product offerings by leveraging its existing portfolio of leading brands. Management believes that (i) Chef Boyardee and Bumble Bee can serve as a strong platform to expand the Company's product line into other quick-meal products, (ii) Dennison's, Ranch Style, Luck's and Ro*Tel can be utilized to develop a broader southwestern cuisine business and (iii) Crunch 'n Munch, Campfire and Jiffy Pop can be the cornerstone of a diversified snack foods business. In addition, management has formulated a number of new products in its existing product lines to capitalize on the growing trends toward healthy and convenient foods. In the last 12 months, the Company has introduced 10 new products under its existing brand names, two of which were the first fat-free or 99% fat-free entries into the categories in which they compete.

     - Refocus Marketing Efforts. To revitalize its established brand names, the Company has refocused its marketing and packaging efforts. Specifically, the Company has (i) changed its marketing and promotional campaigns to more effectively address its target markets, (ii) increased advertising expenditures to enhance brand equity and (iii) introduced new packaging for a majority of its products. Since 1995, the Company has refocused its marketing efforts by emphasizing consumer advertising (a "pull" strategy) and de-emphasizing trade spending and discounting (a "push" strategy). As a result, advertising costs as a percentage of total marketing expenses increased from 16.3% in 1994 to 25.7% in the first nine months of 1997 while trade promotion expenses as a percentage of total marketing expenditures declined from 63.5% to 59.8%. The Company recently introduced several new television advertising campaigns, such as those promoting Chef Boyardee as an ideal "fourth meal" to be served after school and PAM cooking spray as a flavorful, healthy alternative to cooking oils, butter and margarine. Since the new Chef Boyardee television campaign was introduced in November 1996, consumer sales of Chef Boyardee's principal product group, the "All Family" product line, has increased significantly, with consumer sales through September 1997 increasing 7.7% over the comparable 1996 period. In addition, the Company recently began television advertising for its Ranch Style brand for the first time in five years. The Company has also redesigned the packaging of a majority of its products to emphasize the brand name, contemporize the presentation and make the products visually more appealing to consumers.

     - Expand into Food Service, Private Label and International
       Markets. Management believes that the food service and private label businesses, which together represent 8.8% of the Company's aggregate 1996 net sales, offer significant growth opportunities. Management believes that it can further develop these businesses by utilizing the Company's established sales and distribution capabilities and excess plant capacity. As part of this strategy, the Company recently acquired Creative Products, the leading manufacturer of cooking spray sold to private label and food service customers in the U.S. Management believes that Creative Products' dedicated private label and food service sales force can help the Company increase sales of many of its other products in these markets. In addition, management believes that attractive opportunities exist to expand the Company's sales in international markets with growing economies and attractive demographics. The Company recently acquired Productos Del Monte, a leading producer and distributor of branded catsup, canned vegetables and bottled salsa in Mexico. The Company plans to leverage the infrastructure of Productos Del Monte as a platform to expand the Company's southwestern cuisine, cooking spray, canned pasta and canned seafood products into Mexico.

     - Complete Strategic Acquisitions. The Company will continue to pursue opportunities to make acquisitions that complement and expand its core businesses or that enable the Company to enter new markets. Since the IHF Acquisition, the Company has more aggressively pursued acquisitions and has acquired (i) Heritage, the manufacturer of the Company's Campfire branded products, (ii) the Bumble Bee Business, (iii) Productos Del Monte and (iv) Creative Products. Management believes that additional strategic acquisition opportunities exist and that incremental revenue and earnings can be generated by leveraging the Company's production, distribution, sales and administrative capabilities. In addition, an important element of management's evaluation of a strategic acquisition is the potential savings attainable through rationalization of the target company's cost structure.

     - Continue to Achieve Cost Savings. Since the IHF Acquisition, the Company has achieved annualized net cost savings of approximately $25.3 million, including approximately $11.1 million associated with the integration of the Bumble Bee Business. These savings have been achieved primarily through (i) reductions in overhead and duplicative administrative, sales and other personnel ($15.5 million), (ii) streamlining production, distribution, research and administrative functions ($7.3 million) and
      (iii) savings in packaging and brokerage expenses ($2.5 million). To achieve these cost savings, the Company incurred one time charges of approximately $5.0 million, most of which was recognized in the year ended December 31, 1996. Management expects to be able to achieve further cost savings by continuing these initiatives.

COMPETITIVE STRENGTHS

     Management believes that the Company has the following competitive strengths that will enable it to execute its business strategy effectively.

     - Well-Positioned Products in Growing Markets. The Company's diversified portfolio of branded products is well-positioned to meet the growing demand for convenient and healthy foods. Many of the Company's products, such as Chef Boyardee canned pasta and Bumble Bee canned seafood, are quick and easy to prepare and nutritionally sound. As such, management believes these products are particularly appealing to families with children. Many of the Company's other brands also benefit from the trend toward healthier eating, including PAM, Polaner, Ro*Tel and Ranch Style. The Company has introduced several new products that capitalize on the trend toward fat-free foods such as Chef Boyardee 99% Fat-Free, Crunch 'n Munch Fat-Free and Luck's Fat-Free Beans. In addition, the Company's strong southwestern cuisine products provide a platform to capitalize on the cuisine's growing national popularity. Furthermore, through the acquisition of Productos Del Monte, the Company has established a presence in the growing Mexico market for processed food products.

     - Well-Developed Infrastructure with Capacity for Growth. The Company's manufacturing plants and distribution network have significant excess capacity that can be utilized to support the (i) growth of the Company's existing branded and nonbranded businesses, (ii) introduction of new products and entry into new markets and (iii) integration of strategic acquisitions. The Company's principal manufacturing facilities in Milton, Pennsylvania and Vacaville, California are operating at approximately 55% and 28% of their respective capacities (based on a five-day, two-shift work schedule). In addition, the Company has a comprehensive U.S. sales force and distribution network which management believes has the capacity to support substantial increases in volume. Management believes this sales and distribution network enables the Company to meet or exceed customer service requirements by delivering 85% of its sales volume to customers within 24 hours and 100% within 48 hours.

     - Strong Management. The Company's senior management team is comprised of food and consumer product industry veterans led by C. Dean Metropoulos, the Company's Chairman and CEO, and John Bess, the Company's President and COO. Mr. Metropoulos is CEO of The Morningstar Group, Inc. ("Morningstar") and has been CEO of several other food companies, including Stella Foods, Inc. ("Stella"). During Mr. Metropoulos' tenure at Morningstar and Stella, he implemented successful sales growth and cost reduction strategies which dramatically increased sales and earnings at both companies. Many of these strategies are similar to those that are being implemented by the Company. Mr. Bess has extensive experience in growing established brand names by implementing aggressive consumer based marketing programs. Mr. Bess has 21 years of management and consumer marketing experience at The Procter & Gamble Company ("Procter & Gamble"), most recently serving as Vice President and Managing Director of Worldwide Strategic Planning for Procter & Gamble's global hair care business, which generated 1996 sales of $2.6 billion. In addition, the Company's six general managers overseeing brand performance have an average of approximately 20 years of experience in the food industry.

     - Strong Profit Margins to Fund Growth. Management believes that the Company's strong operating profit margins provide financial resources necessary to fund the Company's internal growth strategy. From 1991 through 1996 (prior to the Bumble Bee Acquisition), the Company achieved an average annual operating profit margin of 15.2%. As a result of the Company's strong operating profit margins, the Company generated cash flow from operations of $146.0 million in 1996. Management believes that its high operating profit margins and cash flow from operations result from the Company's leading market position in high margin food categories as well as the cost efficiencies gained from significant historical investment in the Company's manufacturing and distribution network. The Company's strong financial performance and its relatively low capital expenditure requirements are expected to generate significant cash flow to fund the Company's internal growth strategy.

                            OWNERSHIP AND MANAGEMENT

     Upon completion of the Offering, Hicks Muse will beneficially own approximately 58.0% and C. Dean Metropoulos will beneficially own approximately 4.8% of the outstanding shares of Common Stock. None of Hicks Muse, Mr. Metropoulos or their related entities is selling any shares in the Offering. See "Principal and Selling Stockholders."

     Hicks Muse is a private investment firm based in Dallas, New York, St. Louis and Mexico City that specializes in acquisitions, recapitalizations and other principal investing activities. Hicks Muse has a distinctive investment philosophy emphasizing growth of sales and earnings in existing portfolio companies by pursuing strategic acquisitions. Since the firm's inception in 1989, Hicks Muse has completed or has pending 148 transactions having a combined transaction value exceeding $24.1 billion. Of the completed or pending transactions, 44 have been acquisitions of platform companies such as International Home Foods and 104 have been strategic acquisitions by a platform company such as the Bumble Bee Acquisition by International Home Foods. This strategy has been successfully employed in a number of Hicks Muse portfolio companies such as Berg Electronics, Inc. and Chancellor Media Corporation. In International Home Foods, Hicks Muse has combined its financial experience with the operating management experience of Mr. Metropoulos. Hicks Muse and Mr. Metropoulos have established an exclusive relationship to pursue acquisitions of food companies that Mr. Metropoulos will manage. See "Risk Factors -- Control by Principal Stockholder; Relationship with Principal Stockholder and Management; Allocation of Corporate Opportunities."

                                  THE OFFERING

Common Stock Offered:

  By the Company
     U.S. Offering...................   8,421,087 shares
     International Offering..........   2,105,272 shares
                                       -----------
          Subtotal...................  10,526,359 shares

  By the Selling Shareholder
     U.S. Offering...................   2,476,913 shares
     International Offering..........     619,228 shares
                                       -----------
          Subtotal...................   3,096,141 shares

  Total..............................  13,622,500 shares
                                       -----------

Common Stock to be outstanding after
  the Offering(1)....................  75,576,596 shares

Use of proceeds......................  Repayment of indebtedness under the Company's senior secured credit facilities (the "Senior Bank Facilities").

New York Stock Exchange symbol.......  IHF

---------------

(1) Excludes 7,645,253 shares of Common Stock issuable upon exercise of outstanding stock options granted to certain employees of the Company. The Company has reserved an additional 798,768 shares of Common Stock for issuance in connection with options that may be granted under the Company's 1997 Stock Option Plan (the "Stock Option Plan"). See "Management -- Benefit Plans."

                                  RISK FACTORS

     Prospective purchasers of the Common Stock should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under the caption "Risk Factors" beginning on page 11, which provides a discussion of certain risks involved in an investment in the Common Stock.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth summary historical and pro forma as adjusted financial data of the Company for the periods ended and as of the dates indicated. The summary historical statement of operations data for the years ended December 31, 1994, 1995 and 1996 and the summary historical balance sheet data as of December 31, 1996 are derived from the audited financial statements of the Company included elsewhere in this Prospectus. The summary historical statement of operations data for the nine month periods ended September 30, 1996 and 1997 and the summary historical balance sheet data as of September 30, 1997 are derived from the unaudited financial statements of the Company included elsewhere in this Prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation. The selected historical statement of operations data for the year ended December 31, 1993 are derived from the audited financial statements of the Company not included in the Prospectus. The summary historical statement of operations data for the year ended December 31, 1992 are derived from the unaudited financial statements of the Company which are not included in this Prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation. The summary pro forma as adjusted financial data reflect adjustments, where appropriate, to the historical financial data of the Company to give effect to
(i) the IHF Acquisition, (ii) the Bumble Bee Acquisition and (iii) the Offering as if each had occurred on January 1, 1996. This information should be read in conjunction with the Company's historical consolidated financial statements, and the unaudited pro forma financial statements and related notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                      NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                                 SEPTEMBER 30,
                             --------------------------------------------------------------   ----------------------------------
                              1992     1993     1994     1995            1996(1)(2)            1996           1997(1)(2)
                                                                  -------------------------            -------------------------
                                                                                 PRO FORMA                            PRO FORMA
                                                                    ACTUAL      AS ADJUSTED              ACTUAL      AS ADJUSTED
                                                       (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
  Net sales................  $865.8   $935.7   $997.3   $ 818.9   $     942.8   $  1,338.4    $704.1   $     843.9   $   1,022.9
  Cost of goods sold.......   402.6    432.0    463.1     398.2         444.9        723.1     333.9         412.9         538.1
                             ------   ------   ------   -------   -----------   -----------   ------   -----------   -----------
  Gross profit.............   463.2    503.7    534.2     420.7         497.9        615.3     370.2         431.0         484.8
  Marketing expenses:
    Advertising............    36.8     33.2     32.8      42.4          58.6         59.0      43.0          45.9          46.0
    Consumer promotion.....    26.2     21.5     25.5      23.5          17.5         19.0      13.3          15.0          16.7
    Trade promotion........   101.0    118.7    127.6     102.0         101.0        182.9      74.6         106.6         145.2
    Other..................    15.2     16.5     14.9      18.5          14.4         20.1       9.3          10.9          12.4
                             ------   ------   ------   -------   -----------   -----------   ------   -----------   -----------
        Total marketing
          expenses.........   179.2    189.9    200.8     186.4         191.5        281.0     140.2         178.4         220.3
  Other operating expenses:
    Selling................    43.3     47.2     52.3      45.9          46.3         55.5      33.6          34.0          38.0
    Storage, packing and
      shipping.............    51.0     57.6     63.4      55.3          55.2         53.4      41.2          44.0          43.4
    Administrative.........    17.0     20.5     23.2      23.6          19.7         30.8      14.2          20.1          25.8
    General and other......    16.4     35.2     35.3      40.9          32.0         36.9      21.3          21.8          22.8
    Stock option
      compensation(3)......      --       --       --        --            --           --        --          44.8          44.8
                             ------   ------   ------   -------   -----------   -----------   ------   -----------   -----------
        Total other
          operating
          expenses(1)(2)...   127.7    160.5    174.2     165.7         153.2        176.6     110.3         164.7         174.8
                             ------   ------   ------   -------   -----------   -----------   ------   -----------   -----------
  Operating profit.........   156.3    153.3    159.2      68.6         153.2        157.7(4)  119.7          87.9          89.7
  Interest expense.........      --       --       --        --          17.1         86.0        --          79.2          75.1
  Interest income and
    other, net.............      --       --       --        --           0.2          0.3        --           1.6            --
  Provision for income
    taxes..................    56.7     60.9     63.3      29.4          53.3         33.8      45.5           4.2          11.4
                             ------   ------   ------   -------   -----------   -----------   ------   -----------   -----------
  Net income...............  $ 99.6   $ 92.4   $ 95.9   $  39.2   $      83.0   $     38.2    $ 74.2   $       6.1   $       3.2
                             ======   ======   ======   =======   ===========   ===========   ======   ===========   ===========
  Income per common share(5)...................................   $      1.34                          $      0.10
  Weighted average number of shares outstanding(5).............    61,922,990                           63,347,912
  (Unaudited) Pro forma income per common share(5).............   $      1.08   $     0.49             $      0.08   $      0.04
  Pro forma weighted average number of shares outstanding(5)...    77,205,816   77,205,816              77,205,816    77,205,816
BALANCE SHEET DATA (END OF PERIOD):
  Working capital (excluding current portion of long-term
    debt)......................................................   $     107.6                          $     181.1   $     181.1
  Total assets.................................................         968.3                              1,181.8       1,170.7
  Long-term debt (including current portion)...................       1,070.0                              1,191.5       1,006.5
  Stockholders' equity (deficit)...............................        (264.2)                              (213.4)        (39.5)
OTHER FINANCIAL DATA:
  Depreciation and
    amortization...........  $ 11.8   $ 25.0   $ 26.4   $  30.2   $      19.0   $     23.7    $ 13.7   $      21.9   $      22.6
  Capital expenditures.....    18.6     22.0     31.1      24.2          11.9         13.4       8.5           8.6           8.6

(1) Operating expenses for historical periods include certain nonrecurring charges recognized by the Company in connection with the IHF Acquisition and subsequent management initiatives aggregating $6.0 for the year ended December 31, 1996, consisting of: severance expense ($3.2), costs associated with change of corporate name and relabeling of the Company's products ($1.2), expenses of hiring and relocating of certain senior executives ($1.2) and other costs ($0.4). Nonrecurring charges recognized in the nine months ended September 30, 1997 amounted to $1.7, consisting of additional severance ($0.7), relocation expense ($0.7) and relabeling costs ($0.3). Operating expenses for the nine months ended September 30, 1997 also include a non-cash stock option compensation charge of $44.8.

(2) Operating expenses on a pro forma as adjusted basis for the year ended December 31, 1996 include the nonrecurring charges referred to in Note (1) above, plus the following nonrecurring charges in connection with the integration of the Bumble Bee Business: $4.9, consisting of purchase accounting adjustments ($2.5), write-off of deferred financing fees ($1.1) and management fees paid to the former owners of the business ($1.3). For the nine months ended September 30, 1997, such nonrecurring charges amounted to $0.9, consisting of management fees paid to the former owners of the business ($0.6) and severance ($0.3).

(3) Represents non-cash compensation expense associated with stock options granted to the Company's senior management and other employees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996."

(4) Operating profit for the year ended December 31, 1996 on a pro forma as adjusted basis was $157.7. Excluding the effect of the nonrecurring charges discussed in Notes (1) and (2) above of $10.9, including the $0.5 operating profit of Heritage for the period prior to its acquisition (January 1, 1996 through October 31, 1996) and including the $25.3 of annualized net cost savings achieved since the IHF Acquisition, operating profit on a pro forma as adjusted basis would have been $194.3. The annualized cost savings primarily reflect elimination of employee positions and facility consolidations, net of increased corporate overhead. There can be no assurance the cost savings will be realized.

(5) Due to the change in the Company's capital structure as a result of the IHF Acquisition, historical share and per share data for periods prior to the IHF Acquisition are not comparable to or meaningful in the context of future periods. Pro forma income per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period adjusted for the 5.3292 for one reverse stock split. The weighted average number of shares outstanding include the shares of common stock outstanding prior to the Offering (dilutive options are considered to be outstanding from the beginning of the periods presented) and the shares to be issued in the Offering. Including shares of Common Stock issued in connection with the acquisition of Productos Del Monte on October 1, 1997 and shares issued upon exercise of stock options granted after September 30, 1997, the pro forma weighted average number of shares outstanding would be
    80.4 million.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and financial performance and involve risks and uncertainties, including without limitation the risks described in this section. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, expected, planned, intended, estimated, projected or otherwise indicated. Investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, before purchasing the Common Stock offered hereby.

SUBSTANTIAL LEVERAGE AND STOCKHOLDERS' DEFICIT

     The Company is highly leveraged. As of September 30, 1997, pro forma as adjusted for the Offering and the application of the net proceeds therefrom, the Company had outstanding indebtedness of $1,006.5 million, including $606.5 million under the Senior Bank Facilities and $400.0 million of the Company's
10 3/8% Senior Subordinated Notes due 2006 ("Senior Subordinated Notes"), and a stockholders' deficit of $39.5 million. A substantial portion of the cash flow from the Company's operations will be applied to the service of the Company's obligations in respect of its indebtedness for the foreseeable future. In addition to periodic interest payments, the Company is required to make semiannual repayments of the term loans under its Senior Bank Facilities and is further required to apply a portion of its excess cash flow to repay the loans thereunder. See "Description of Indebtedness."

     The Company's high degree of leverage could have important consequences to the holders of the Common Stock, including but not limited to the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future, (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes, (iii) certain of the Company's borrowings are at variable rates of interest (including borrowings under the Senior Bank Facilities), which expose the Company to the risk of increased interest rates, (iv) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage and (v) the Company's substantial degree of leverage may limit its flexibility to implement its business strategy and adjust to changing market conditions, reduce its ability to withstand competitive pressures and make it more vulnerable to a downturn in general economic conditions or its business.

     The Company's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness will depend on its financial and operating performance, which in turn will be subject to prevailing economic conditions and to certain financial, business and other factors beyond its control. If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay planned expansion and capital expenditures, sell assets, obtain additional equity capital or restructure its debt. There can be no assurance that the Company's operating results, cash flow and capital resources will be sufficient for payment of its indebtedness in the future. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations, and there can be no assurance as to the timing of such sales or the proceeds that the Company could realize therefrom. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Indebtedness."

RESTRICTIVE DEBT COVENANTS

     The Senior Bank Facilities and the indenture related to the Senior Subordinated Notes (the "Indenture") contain a number of significant covenants that, among other things, restrict the ability of the Company and its subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into leases, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, the Company is required to comply with specified financial ratios and satisfy certain financial condition tests. The Company's ability to comply with such agreements may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of such covenants or restrictions could result in a default under the Senior Bank Facilities or the Indenture, which would permit the senior lenders or the holders of the Senior Subordinated Notes, as the case may be, to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest. If the Company were unable to repay its indebtedness to its senior lenders, such lenders could proceed against the collateral securing such indebtedness. If the indebtedness under the Senior Bank Facilities or the Senior Subordinated Notes were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company.

GENERAL RISKS OF FOOD INDUSTRY

     The food products manufacturing industry is subject to the risk of adverse changes in general economic conditions; adverse changes in local markets resulting in greater risks inherent in the limited shelf life of food products in case of oversupply; lack of attractiveness of a particular food product line after its novelty has worn off; evolving consumer preferences and nutritional and health-related concerns; federal, state and local food processing controls; consumer product liability claims; the risk of product tampering; and the availability and expense of insurance. See "Business."

DEPENDENCE ON RAW MATERIALS

     The primary raw materials used in the Company's operations include tin cans, flour, meat, tuna, salmon, tomatoes, corn, fruit and fruit-juice concentrates, beans and peanuts. All of the Company's raw materials are generally available from numerous suppliers, other than white albacore tuna processed by the Bumble Bee Business, for which there is limited worldwide supply and number of suppliers. The prices of many of these raw materials are affected by, among other things, agricultural policies of the United States government and weather conditions. Movement in the price level of these raw materials can have a corresponding impact on finished product costs, and hence, gross margins. The ability of the Company to pass through increases in costs of raw materials to its customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company operates. See "Business -- Raw Materials."

IMPLEMENTATION OF BUSINESS STRATEGY; STRATEGIC ACQUISITIONS

     The Company intends to pursue a business strategy of increasing sales and earnings in its core business through growing sales of existing brands and achieving cost savings. No assurance can be given that the Company will be successful in implementing this strategy. See "Business -- Business Strategy."

     The Company also intends to pursue a business strategy of growth through strategic acquisitions. The Company cannot predict whether it will be successful in pursuing any acquisition opportunities or what the consequences of any acquisitions would be. The Company is currently evaluating certain strategic acquisitions; however, the Company has no binding commitment to acquire any business or other material assets. No assurance can be given that any strategic acquisition will be consummated or that, if consummated, it will be successful. The Company's acquisition strategy involves numerous risks, including difficulties in the integration of the operations, systems and management of acquired businesses and the diversion of management's attention from other business concerns. Under the terms of the Senior Bank Facilities, the Company may be required to obtain the consent of the lenders in order to consummate acquisitions in certain circumstances. There can be no assurance as to whether, or the terms on which, the lenders would grant any such consent. Moreover, depending on the nature, size and timing of future acquisitions, the Company may be required to raise additional financing. There can be no assurance that the Senior Bank Facilities, the Indenture or any other loan agreement to which the Company may become a party will permit such additional financing, and there can be no assurance that any additional financing will be available on terms acceptable to the Company, or at all.

COMPETITION

     The food products business is highly competitive. Numerous brands and products compete for shelf space and sales, with competition based primarily on brand recognition and loyalty, price, quality and convenience. The Company competes with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. A number of these competitors have broader product lines as well as substantially greater financial and other resources available to them and lower fixed costs, and there can be no assurance that the Company can compete successfully with such other companies. In addition, many of the Company's competitors may be substantially less leveraged. Competitive pressures or other factors could cause the Company's products to lose market share or result in significant price erosion, which could have a material adverse effect on the Company. See "Business."

CONTROL BY PRINCIPAL STOCKHOLDER; RELATIONSHIP WITH PRINCIPAL STOCKHOLDER AND MANAGEMENT; ALLOCATION OF CORPORATE OPPORTUNITIES

     In connection with the IHF Acquisition, Hicks Muse acquired beneficial ownership of 80% of the Company's outstanding Common Stock. All of the members of the Company's Board of Directors were nominated by Hicks Muse. After completion of the Offering, Hicks Muse and certain of its officers, employees and affiliates will continue to own or control a majority of the outstanding shares of Common Stock and, accordingly, will be able to (i) direct the election of a majority of the members of the Board of Directors of the Company and therefore direct the management and policies of the Company, (ii) practically determine the outcome of any corporate or other matter submitted to the Company's stockholders for approval, including any merger, consolidation, sale of all or substantially all of the Company's assets or "going private" transaction and (iii) prevent or cause a change of control of the Company. The interests of Hicks Muse may conflict with those of other shareholders of the Company. The Company has recently acquired Productos del Monte from an affiliate of Hicks Muse. See "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions." In addition, certain officers and directors of the Company, including Mr. Metropoulos, also serve as officers or directors of other portfolio companies of Hicks Muse. Service as a director or officer of both the Company and another company (other than a subsidiary of the Company) could create or appear to create potential conflicts of interest when the director or officer is faced with decisions that could have different implications for the Company and such other company. A conflict of interest could also exist with respect to allocation of the time and attention of persons who are officers of both the Company and one or more other companies. Under Delaware law, directors and officers have a fiduciary duty to act in good faith and in what they believe to be in the best interests of the corporation and its stockholders. Such duties include the duty to refrain from impermissible self-dealing and to deal fairly with respect to transactions in which such directors or officers, or other companies with which they are affiliated, have an interest.

     Neither Hicks Muse nor Mr. Metropoulos is restricted from acquiring or managing other companies in the food business, including companies that may be competitive with the Company. Hicks Muse has publicly stated that it expects to commit significant amounts of equity capital to acquire food and other branded consumer product companies in North America and Latin America that Mr. Metropoulos will help manage. There is no agreement requiring that any such acquisition opportunities be pursued through the Company. As a result, conflicts may exist between the Company on the one hand and Hicks Muse and Mr. Metropoulos on the other hand with respect to the allocation of corporate opportunities, including acquisition opportunities. No assurance can be given that any such conflicts will be resolved in favor of the Company.

GOVERNMENTAL REGULATION

     The Company's operations are subject to extensive regulation by the United States Food and Drug Administration ("FDA"), the United States Department of Agriculture and other state and local authorities regarding the processing, packaging, storage, distribution, advertising and labeling of the Company's products and environmental compliance. The Company's manufacturing facilities and products are subject to periodic inspection by federal, state and local authorities. The Company's advertising is subject to regulation by the Federal Trade Commission ("FTC") pursuant to the Federal Trade Commission Act and regulations issued thereunder. In addition, the Company is subject to similar laws in foreign jurisdictions in which it conducts operations. The Company believes that it is currently in substantial compliance with all material governmental laws and regulations and maintains all material permits and licenses relating to its operations. Nevertheless, there can be no assurance that the Company is in compliance with such laws and regulations or that it will be able to comply with any future laws and regulations. Failure by the Company to comply with applicable laws and regulations could subject the Company to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on the Company. See "Business -- Certain Legal and Regulatory Matters."

ENVIRONMENTAL MATTERS

     The past and present business operations of the Company and the past and present ownership and operation of real property by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations pertaining to the discharge of materials into the environment and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Compliance with such laws and regulations is not expected to have a material impact on the Company's capital expenditures, earnings or competitive position. No assurance can be given, however, that additional environmental issues relating to presently known matters or identified sites or to other matters or sites will not require additional, currently unanticipated investigation, assessment or expenditures. See "Business -- Certain Legal and Regulatory Matters -- Environmental."

TRADEMARKS

     The Company believes that its trademarks and other proprietary rights are important to its success and its competitive position. Accordingly, the Company devotes substantial resources to the establishment and protection of its trademarks on a worldwide basis. There can be no assurance that the actions taken by the Company to establish and protect its trademarks and other proprietary rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of the Company's products as violative of the trademarks and proprietary rights of others. Moreover, no assurance can be given that others will not assert rights in, or ownership of, trademarks and other proprietary rights of the Company or that the Company will be able to successfully resolve such conflicts. In additions, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. See "Business -- Trademarks."

PRODUCT LIABILITY; PRODUCT RECALLS

     The Company may be subject to significant liability should the consumption of any of its products cause injury, illness or death and may be required to recall certain of its products in the event of contamination or damage to the products. There can be no assurance that product liability claims will not be asserted against the Company or that the Company will not be obligated to recall its products. The Company has not historically incurred material expenditures in respect of product liability claims and is effectively self-insured against such liabilities. A product liability judgment against the Company or a product recall could have a material adverse effect on the Company's business, financial condition and results of operations.

DILUTION; CERTAIN BENEFITS TO EXISTING STOCKHOLDERS

     Persons purchasing shares of Common Stock in the Offering will incur immediate dilution in the net tangible book value per share of Common Stock of approximately $15.04 per share. This dilution is calculated based on an assumed initial public offering price of $19.00 per share (the midpoint of the estimated offering range). In addition, the exercise of existing stock options would result in further dilution. Dilution for this purpose represents the difference between the per share initial public offering price of the Common Stock and the pro forma as adjusted net tangible book value per share of Common Stock after giving effect to the Offering and the use of proceeds therefrom. See "Dilution."

     The Company's existing stockholders, including Hicks Muse and the Selling Stockholder, will receive substantial benefits from the Offering. In connection with the IHF Acquisition, Hicks Muse and certain other investors acquired beneficial ownership of 80% of the Company's Common Stock for a per share price of $5.33. The Selling Stockholder, who is not affiliated with Hicks Muse, will receive substantial net proceeds from the sale of shares in the Offering. See "Principal and Selling Stockholders," "Certain Relationships and Related Transactions" and "Shares Eligible for Future Sale."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Upon completion of the Offering, the Company will have outstanding 75,576,596 shares of Common Stock. Of these shares, the 13,622,500 shares of Common Stock sold in the Offering (15,665,875 shares if the U.S. Underwriters' over-allotment option is exercised in full) will be freely transferable without restriction under the Securities Act of 1933 (the "Securities Act"), by persons other than "affiliates" of the Company within the meaning of Rule 144 promulgated under the Securities Act ("Rule 144"). The remaining 61,954,096 shares of Common Stock were issued in reliance on exemptions from the registration requirements of the Securities Act, and those shares are "restricted" securities under Rule 144. For purposes of Rule 144, 58,826,681 shares of Common Stock are currently eligible for sale and there will be 3,127,415 shares of Common Stock eligible for sale beginning in October 1, 1998, based on current Securities and Exchange Commission ("Commission") rules and subject to compliance with the manner-of-sale, volume and other limitations of Rule 144.

     The Company is a party to a registration rights agreement (the "Registration Rights Agreement") with its existing stockholders, which grants those stockholders, who will hold an aggregate of 61,954,096 shares of Common Stock immediately after the Offering, the right to require the Company, subject to certain limitations, to effect up to an aggregate of six "demand" registrations under the Securities Act for the sale of such stockholders' shares of Common Stock. All parties to the Registration Rights Agreement have waived their rights to participate as selling stockholders in the Offering, except the Selling Stockholder in this Offering. See "Certain Relationships and Related Transactions" and "Principal and Selling Stockholders."

     Each of the Company, its officers and directors, Hicks Muse and its affiliates, and certain other stockholders of the Company, including the Selling Stockholder, has agreed that it will not (i) offer, pledge, sell, solicit an offer to buy, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to any shares of Common Stock, or any securities that are convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with ownership of any Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, except pursuant to certain limited exceptions. See "Shares Eligible for Future Sale" and "Underwriting."

     Future sales of substantial amounts of Common Stock, or the perception that such sales could occur, may affect the market price of the Common Stock prevailing from time to time.

NO PRIOR PUBLIC MARKET

     Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active public market will develop or be sustained after the Offering or that the initial public offering price corresponds to the price at which the Common Stock will trade in the public market subsequent to the Offering. The initial public offering price for the Common Stock will be determined by negotiations among the Company, the Selling Stockholder and the representatives of the Underwriters based upon the consideration of certain factors set forth herein under "Underwriting." Market conditions in the food industry and market fluctuations in the stock market generally may have an adverse impact on the market price of the Common Stock.

                                  THE COMPANY

     The Company is a leading North American manufacturer and marketer of a diversified, well-established portfolio of shelf-stable food products with popular brand names. Prior to November 1, 1996, the Company was an indirect wholly-owned subsidiary of American Home Products. Effective on November 1, 1996, an affiliate of Hicks Muse acquired 80% of the outstanding capital stock of the Company from American Home Products for approximately $1,225.6 million in cash in a transaction treated as a recapitalization for financial accounting purposes. Also effective on November 1, 1996, the Company acquired all of the outstanding capital stock of Heritage from an affiliate of Hicks Muse for approximately $70.8 million in cash in a transaction treated as a purchase for financial accounting purposes. Heritage manufactures and markets the Company's Campfire branded products. In connection with these transactions, the Company incurred approximately $1,070.0 million of indebtedness, consisting of $670.0 million of borrowings under the Senior Bank Facilities and the issuance of $400.0 million principal amount of the Senior Subordinated Notes. See "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions."

     On July 1, 1997, the Company consummated the acquisition of substantially all of the assets of Bumble Bee Seafoods for approximately $160.0 million in cash, plus fees and expenses, and the assumption of certain liabilities, including trade payables. Bumble Bee is one of the leading brands of premium canned seafood in the U.S. and the leading brand of canned white meat tuna and canned salmon in the U.S. The assets acquired consisted primarily of inventory, accounts receivable, property, plant and equipment and trademarks used by the Bumble Bee Business for the processing and marketing of the Company's Bumble Bee canned seafood products. Prior to this transaction, Bumble Bee Seafoods was highly leveraged and had capital constraints which limited Bumble Bee Seafoods' ability to source raw materials and most effectively market its products. To facilitate the purchase of the Bumble Bee Business by the Company free and clear of existing liens, Bumble Bee Seafoods filed for bankruptcy. In connection with the transaction, the Company increased its borrowings under the Senior Bank Facilities by $110.0 million. The remainder of the purchase price was provided from the Company's available cash on hand. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Bumble Bee Seafoods" and "Business -- Products and Markets -- Bumble Bee."

     On October 1, 1997, the Company acquired Productos Del Monte from an affiliate of Hicks Muse for 3,127,415 shares of Common Stock. Productos Del Monte is a leading manufacturer and marketer of branded catsup, canned vegetables and bottled salsa in Mexico. During 1996, Productos Del Monte had net sales of $49.7 million. The acquisition of Productos Del Monte was treated as a combination of entities under common control. Accordingly, the historical accounting values of Productos Del Monte were carried over for financial accounting purposes. See "Certain Relationships and Related Transactions."

     On October 1, 1997, the Company acquired Creative Products for approximately $52.0 million in cash. The acquisition was funded through borrowings under the Company's Senior Bank Facilities. Creative Products is the leading manufacturer of cooking spray sold to private label customers and food service operators. In addition, Creative Products manufactures on a contract basis a number of health and beauty aid products, including hair mousses, hair sprays and deodorants. In 1996, Creative Products had net sales of $46.0 million. The acquisition of Creative Products was treated as a purchase for financial accounting purposes.

     In September 1997, the Company signed a letter of intent to acquire a specialty canned seafood manufacturer and marketer for approximately $26.5 million.

     The Company was incorporated on October 28, 1986. The Company's principal executive offices are located at 1633 Littleton Road, Parsippany, New Jersey 07054, and its main telephone number at that address is (973) 359-9920.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the Offering (after deducting the underwriting discounts and commissions and estimated offering expenses), based on an assumed initial public offering price of $19.00 per share, the midpoint of the estimated offering range, are estimated to be approximately $185.0 million. The Company will not receive any of the net proceeds from the shares of Common Stock to be sold by the Selling Stockholder.

     The net proceeds from the Offering will be used by the Company to repay indebtedness under the Senior Bank Facilities. The Senior Bank Facilities, which were originally entered into in connection with the IHF Acquisition, currently bear interest at floating rates plus a margin (Adjusted LIBOR plus 2% in the case of the revolving credit facility and the Tranche A term loans, and Adjusted LIBOR plus 2.25% in the case of the Tranche B term loans), and finally mature on September 30, 2004. The Company expects to amend the Senior Bank Facilities in connection with the Offering. Affiliates of certain of the Underwriters are lenders and agents under the Senior Bank Facilities. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Description of
Indebtedness -- Senior Bank Facilities."

                                DIVIDEND POLICY

     The right of the Company to participate in any distribution of earnings or assets is subject to the prior claims of the creditors of the Company. The Senior Bank Facilities and the Indenture contain certain restrictive covenants, including covenants that restrict or prohibit the Company's ability to pay dividends and make other distributions. The Company intends to retain future earnings for use in the Company's business and does not anticipate declaring or paying any cash or stock dividends on shares of its Common Stock in the foreseeable future. Further, any determination to declare and pay dividends will be made by the Board of Directors of the Company in light of the Company's earnings, financial position, capital requirements and credit agreements and such other factors as the Board of Directors deems relevant. See "Risk
Factors -- Restrictive Debt Covenants" and "Description of Indebtedness."

                                    DILUTION

     As of September 30, 1997, the Company had a deficit in net tangible book value of $479.0 million or approximately $7.74 per share of Common Stock. Net tangible book value per share is determined by dividing the tangible net worth of the Company (tangible assets less total liabilities) by the total number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the shares of Common Stock offered hereby at an assumed initial public offering price of $19.00 per share and the deduction of the estimated underwriting discount and offering expenses payable by the Company in connection therewith, but without taking into account any other changes in such net tangible book value after September 30, 1997, the deficit in net tangible book value of the Company on a pro forma as adjusted basis as of September 30, 1997, would have been approximately $286.6 million or $3.96 per share. This represents an immediate dilution of $3.78 per share to new investors purchasing shares at the assumed initial public offering price. The following table illustrates the per share dilution in net tangible book value to new investors. The table assumes no exercises of any options to purchase Common Stock outstanding at September 30, 1997.

Assumed initial public offering price per share.............              $19.00
  Net tangible book value (deficit) per share as of
     September 30, 1997.....................................  $(7.74)
  Increase per share attributable to the Offering...........    3.78
                                                              ------
  Net tangible book value (deficit) per share as
     adjusted for this Offering.............................               (3.96)
                                                                          ------
Net tangible book value dilution per share to new
  investors.................................................              $15.04
                                                                          ======

     The following table summarizes as of the date hereof, after giving effect to the sale of the shares of Common Stock offered hereby, the number of shares of Common Stock purchased from the Company, the total consideration paid therefore and the average price per share paid by the existing stockholders and by the new investors purchasing shares of Common Stock in this Offering before deduction of the estimated underwriting discounts and commissions and offering expenses payable by the Company:

                                      SHARES PURCHASED     TOTAL CONSIDERATION
                                       (IN MILLIONS)          (IN MILLIONS)          AVERAGE
                                      ----------------     --------------------       PRICE
                                      NUMBER   PERCENT     AMOUNT      PERCENT      PER SHARE
Existing stockholders(1).............  65.0      86.1%      $370.0(2)     64.9%      $ 5.69
New investors(1).....................  10.5      13.9%       200.0        35.1%       19.00
                                       ----     -----       ------       -----
     Total...........................  75.5     100.0%      $570.0       100.0%
                                       ====     =====       ======       =====

---------------

(1) Sales by the Selling Stockholder in this Offering will reduce the number of shares held by existing stockholders of the Company to 61,954,096 shares, or 82.0% of the total numbers of shares outstanding after this Offering, and will increase the number of shares held by new investors to 13,622,500 shares, or 18.0% of the total number of shares of Common Stock outstanding after this Offering. See "Principal and Selling Stockholders."

(2) Amount assumes that American Home Products acquired its shares of Common Stock for $5.33 per share, the value of the Common Stock determined in connection with the IHF Acquisition.

     The computations in the table set forth above assume no exercise of outstanding stock options. On the date of this Prospectus, there were outstanding options to purchase 7,645,253 shares of Common Stock at a weighted average exercise price of $6.91 per share.

                                 CAPITALIZATION

     The following table sets forth the historical capitalization of the Company as of September 30, 1997, and the unaudited capitalization of the Company, as adjusted to give effect to the Offering and the application of the net proceeds therefrom. This table should be read in conjunction with the historical consolidated financial statements of the Company and the unaudited pro forma financial statements and related notes thereto included elsewhere in this Prospectus.

                                                              AS OF SEPTEMBER 30, 1997
                                                              -------------------------
                                                               ACTUAL      AS ADJUSTED
                                                                          (IN MILLIONS)
Long-term debt (including current maturities):
  Revolving credit facility(1)(2)...........................   $   71.0      $   36.5
  Term loans(2).............................................      720.5         570.0
  10 3/8% Senior Subordinated Notes due 2006................      400.0         400.0
                                                               --------      --------
          Total long-term debt..............................    1,191.5       1,006.5
                                                               --------      --------
Stockholders' equity (deficiency)(3):
  Preferred stock (no shares issued and outstanding)........         --            --
  Voting common stock.......................................        0.6           0.6
  Non-voting common stock...................................         --            --
  Additional paid-in capital(4)(5)..........................     (216.5)        (31.5)
  Retained earnings (accumulated deficit)...................        4.5          (6.6)
  Foreign currency translation adjustment...................       (2.0)         (2.0)
                                                               --------      --------
          Total stockholders' equity (deficiency)...........     (213.4)        (39.5)
                                                               --------      --------
          Total capitalization..............................   $  978.1      $  967.0
                                                               ========      ========

---------------

(1) The revolving credit facility provides for borrowings of up to $140.0 million. In connection with the Offering, the Company expects to amend the revolving credit facility to provide for borrowings of up to $200.0 million. See "Description of Indebtedness."

(2) As Adjusted gives effect to the net repayment of (i) $34.5 million of outstanding borrowings under the revolving credit facility and (ii) $150.5 million of term loan borrowings.

(3) As Adjusted gives effect to the $200.0 million of proceeds from the Offering, less (i) the related fees and expenses of $15.0 million and (ii) a $11.1 million extraordinary charge, net of tax benefit, relating to deferred financing costs of $18.5 million to be written off in connection with the expected amendment of the Senior Bank Facilities. See "Description of Indebtedness -- Senior Bank Facilities."

(4) As a result of the IHF Acquisition, the Company has a stockholders' deficiency for accounting purposes.

(5) Includes compensation associated with options granted to senior management and other employees.

            SELECTED HISTORICAL FINANCIAL AND OPERATING INFORMATION

     The following table sets forth selected historical financial and operating information of the Company for the periods ended and as of the dates indicated. The selected historical statement of operations data for the years ended December 31, 1994, 1995 and 1996 and the historical balance sheet data as of December 31, 1995 and 1996 are derived from the audited financial statements of the Company included elsewhere in this Prospectus. The selected historical statement of operations data for the nine months ended September 30, 1996 and 1997 and the selected historical balance sheet data as of September 30, 1997 are derived from the unaudited financial statements of the Company included elsewhere in this Prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation. The selected historical statement of operations data for the year ended December 31, 1993 and the selected historical balance sheet data as of December 31, 1993 and 1994 are derived from the audited financial statements of the Company not included in this Prospectus. The selected historical statement of operations data for the year ended December 31, 1992 and the selected historical balance sheet data as of September 30, 1996 and December 31, 1992 are derived from the unaudited financial statements of the Company which are not included in this Prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation. This table should be read in conjunction with the Company's historical consolidated financial statements and related notes thereto included elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                 NINE MONTHS
                                                                                                                    ENDED
                                                                       YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                           -----------------------------------------------   --------------------
                                                            1992     1993     1994     1995       1996        1996       1997
                                                                       (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales..............................................  $865.8   $935.7   $997.3   $818.9   $     942.8   $704.1   $     843.9
  Cost of goods sold.....................................   402.6    432.0    463.1    398.2         444.9    333.9         412.9
                                                           ------   ------   ------   ------   -----------   ------   -----------
  Gross profit...........................................   463.2    503.7    534.2    420.7         497.9    370.2         431.0
  Marketing expenses:
    Advertising..........................................    36.8     33.2     32.8     42.4          58.6     43.0          45.9
    Consumer promotion...................................    26.2     21.5     25.5     23.5          17.5     13.3          15.0
    Trade promotion......................................   101.0    118.7    127.6    102.0         101.0     74.6         106.6
    Other................................................    15.2     16.5     14.9     18.5          14.4      9.3          10.9
                                                           ------   ------   ------   ------   -----------   ------   -----------
        Total marketing expenses.........................   179.2    189.9    200.8    186.4         191.5    140.2         178.4
  Other operating expenses:
    Selling..............................................    43.3     47.2     52.3     45.9          46.3     33.6          34.0
    Storage, packing and shipping .......................    51.0     57.6     63.4     55.3          55.2     41.2          44.0
    Administrative.......................................    17.0     20.5     23.2     23.6          19.7     14.2          20.1
    General and other....................................    16.4     35.2     35.3     40.9          32.0     21.3          21.8
    Stock option compensation(1).........................      --       --       --       --            --       --          44.8
                                                           ------   ------   ------   ------   -----------   ------   -----------
        Total other operating expenses...................   127.7    160.5    174.2    165.7         153.2    110.3         164.7
                                                           ------   ------   ------   ------   -----------   ------   -----------
  Operating profit.......................................   156.3    153.3    159.2     68.6         153.2    119.7          87.9
  Interest expense.......................................      --       --       --       --          17.1       --          79.2
  Interest income and other, net.........................      --       --       --       --           0.2       --           1.6
  Provision for income taxes.............................    56.7     60.9     63.3     29.4          53.3     45.5           4.2
                                                           ------   ------   ------   ------   -----------   ------   -----------
  Net income.............................................  $ 99.6   $ 92.4   $ 95.9   $ 39.2   $      83.0   $ 74.2   $       6.1
                                                           ======   ======   ======   ======   ===========   ======   ===========
  Income per common share(2).............................                                      $      1.34            $      0.10
  Weighted average number of shares outstanding(2).......                                       61,922,990             63,347,912
  (Unaudited) Pro forma income per common share(2).......                                      $      1.08            $      0.08
  Pro forma weighted average number of shares
    outstanding(2).......................................                                       77,205,816             77,205,816
BALANCE SHEET DATA (END OF PERIOD):
  Inventories............................................  $108.7   $134.2   $148.0   $139.9   $     129.2   $130.5   $     200.3
  Working capital (excluding current portion of long-term
    debt)................................................   128.4    157.9    197.1    120.6         107.6    109.8         181.1
  Property, plant and equipment, net.....................   140.5    152.0    169.7    176.8         186.0    173.5         200.9
  Total assets...........................................   387.3    496.0    540.5    463.6         968.3    457.2       1,181.8
  Long-term debt (including current portion).............      --       --       --       --       1,070.0       --       1,191.5
  Stockholders' equity (deficit).........................   330.1    423.6    467.1    385.0        (264.2)   368.6        (213.4)
OTHER FINANCIAL DATA:
  Depreciation and amortization..........................  $ 11.8   $ 25.0   $ 26.4   $ 30.2   $      19.0   $ 13.7   $      21.9
  Capital expenditures...................................    18.6     22.0     31.1     24.2          11.9      8.5           8.6

---------------
(1) Represents a non-cash compensation expense associated with stock options granted to the Company's senior management and other employees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996."
(2) Due to the change in the Company's capital structure as a result of the IHF Acquisition, historical share and per share data for periods prior to the IHF Acquisition are not comparable to or meaningful in the context of future periods. Pro forma income per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period adjusted for the 5.3292 for one reverse stock split. The weighted average number of shares outstanding include the shares of common stock outstanding prior to the Offering (dilutive options are considered to be outstanding from the beginning of the periods presented) and the shares to be issued in the Offering. Including shares of Common Stock issued in connection with the acquisition of Productos Del Monte on October 1, 1997 and shares to be issued upon exercise of stock options granted after September 30, 1997, the pro forma weighted average number of common shares outstanding would be 80.4 million.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements ("Unaudited Pro Forma Financial Statements") of the Company are based on the audited and unaudited historical consolidated financial statements of both the Company and Bumble Bee Seafoods, which are included elsewhere in this Prospectus.

     The Unaudited Pro Forma Balance Sheet has been prepared to give effect to the Offering as though it occurred as of September 30, 1997. The Unaudited Pro Forma Statements of Operations give effect to (i) the Bumble Bee Acquisition,
(ii) the Offering and (iii) for the period ended December 31, 1996, the IHF Acquisition, as if the transactions occurred on January 1, 1996. The Unaudited Pro Forma Financial Statements do not give effect to the pre-acquisition operations of Heritage or the operations of Productos Del Monte and Creative Products.

     The Bumble Bee Acquisition was accounted for using the purchase method of accounting. The total purchase price of the Bumble Bee Business was allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values.

     The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The Unaudited Pro Forma Financial Statements and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Company and Bumble Bee Seafoods, and other financial information pertaining to the Company including "The Company," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The Unaudited Pro Forma Financial Statements are not indicative of either future results of operations or the results that might have occurred if the foregoing transactions had been consummated on the indicated dates.

                         INTERNATIONAL HOME FOODS, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET
                            AS OF SEPTEMBER 30, 1997
                                 (IN MILLIONS)

                                     ASSETS

                                                                           ADJUSTMENTS
                                                                             FOR THE      PRO FORMA
                                                              HISTORICAL    OFFERING     AS ADJUSTED
Current Assets:
  Cash and cash equivalents.................................    $   63.7     $    --      $   63.7
  Accounts receivable, net..................................        78.9          --          78.9
  Inventories...............................................       200.3          --         200.3
  Prepaid expenses and other current assets.................        22.3          --          22.3
                                                                --------     -------      --------
          Total current assets..............................       365.2          --         365.2
Property, plant and equipment, net..........................       200.9          --         200.9
Intangible assets, net......................................       234.4          --         234.4
Deferred income taxes.......................................       347.7         7.4(b)      355.1
Other assets................................................        33.6       (18.5)(b)      15.1
                                                                --------     -------      --------
          Total assets......................................    $1,181.8     $ (11.1)     $1,170.7
                                                                ========     =======      ========

                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities:
  Accounts payable..........................................    $   38.7     $    --      $   38.7
  Accrued liabilities.......................................       145.4          --         145.4
  Current portion of long-term debt.........................       110.0       (34.5)(a)      75.5
                                                                --------     -------      --------
          Total current liabilities.........................       294.1       (34.5)        259.6
Long-term debt..............................................     1,081.5      (150.5)(a)     931.0
Other liabilities...........................................        19.6          --          19.6
Stockholders' equity (deficiency)...........................      (213.4)      173.9(b)      (39.5)
                                                                --------     -------      --------
          Total liabilities and stockholders' equity
            (deficiency)....................................    $1,181.8     $ (11.1)     $1,170.7
                                                                ========     =======      ========

          See Accompanying Notes to Unaudited Pro Forma Balance Sheet.

                         INTERNATIONAL HOME FOODS, INC.

                 NOTES TO THE UNAUDITED PRO FORMA BALANCE SHEET
                                 (IN MILLIONS)

(a) Adjustments reflect the assumed proceeds from the Offering and application of proceeds therefrom as follows:

Gross proceeds from the Offering............................  $200.0
Uses:
  Net repayment of term loan borrowings.....................   150.5
  Repayment of revolving credit facility....................    34.5
  Fees and expenses.........................................    15.0
                                                              ------
                                                              $200.0
                                                              ======

     In connection with the Offering, the Company will amend its Senior Bank Facilities. The net proceeds from the Offering and additional borrowings under the Tranche A term loan of $68.5 will be used to repay $219.0 of borrowings under the Tranche B term loan and $34.5 of borrowings under the revolving credit facility.

(b) Adjustments reflect the effect of the Offering on stockholders' equity (deficiency) as follows:

Gross proceeds from the Offering............................  $200.0
Less:
  Fees and expenses.........................................    15.0
  Extraordinary charge, net of tax benefit..................    11.1
                                                              ------
Net increase in stockholders' equity........................  $173.9
                                                              ======

     The extraordinary charge consists of the write-off of deferred financing fees of $18.5 to be recognized in connection with the expected amendment of the Senior Bank Facilities, less related income tax benefit of $7.4. The extraordinary charge will be recorded in the period during which the amendment occurs.

                         INTERNATIONAL HOME FOODS, INC.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                               ADJUSTMENTS
                                                                                 FOR THE
                                HISTORICAL          ADJUSTMENTS                    IHF
                          -----------------------     FOR THE                  ACQUISITION
                                       BUMBLE BEE   BUMBLE BEE                   AND THE          PRO FORMA
                             IHF        SEAFOODS    ACQUISITION    PRO FORMA    OFFERING     AS ADJUSTED(G)(H)(I)

Net sales...............  $    942.8     $395.6       $   --       $1,338.4      $   --          $   1,338.4
Cost of goods sold......       444.9      275.7          2.5(a)       723.1          --                723.1
                          ----------     ------       ------       --------      ------          -----------
  Gross profit..........       497.9      119.9         (2.5)         615.3          --                615.3
Marketing expenses......       191.5       89.5           --          281.0          --                281.0
Selling, general and
  administrative
  expenses..............       148.9       25.8         (2.4)(b)      172.3          --                172.3
Provision for
  restructuring and
  goodwill write-off....         4.3       63.0        (63.0)(b)        4.3          --                  4.3
                          ----------     ------       ------       --------      ------          -----------
  Operating profit......       153.2      (58.4)        62.9          157.7          --                157.7
Interest expense........        17.1       19.3        (10.9)(c)       25.5        60.5(e)              86.0
Other income (expense),
  net...................         0.2        0.1           --            0.3          --                  0.3
                          ----------     ------       ------       --------      ------          -----------
  Income (loss) before
     provision for
     income taxes.......       136.3      (77.6)        73.8          132.5       (60.5)                72.0
Provision for (benefit
  from) income taxes....        53.3        0.4          4.3(d)        58.0       (24.2)(d)             33.8
                          ----------     ------       ------       --------      ------          -----------
  Net income (loss).....  $     83.0     $(78.0)      $ 69.5       $   74.5      $(36.3)         $      38.2
                          ==========     ======       ======       ========      ======          ===========
Income per common
  share.................  $     1.34
Weighted average number
  of common shares......  61,922,990
                          ==========
Pro forma income per
  common share(f).......  $     1.08                                                             $      0.49
Pro forma weighted
  average number of
  common shares(f)......  77,205,816                                                              77,205,816
                          ==========                                                             ===========

    See Accompanying Notes to Unaudited Pro Forma Statements of Operations.

                         INTERNATIONAL HOME FOODS, INC.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                            ADJUSTMENTS
                                                   PRO FORMA                  FOR THE
                              HISTORICAL          ADJUSTMENTS                   IHF
                       ------------------------     FOR THE                 ACQUISITION
                                    BUMBLE BEE    BUMBLE BEE                  AND THE          PRO FORMA
                          IHF       SEAFOODS(J)   ACQUISITION   PRO FORMA    OFFERING     AS ADJUSTED(G)(H)(I)

Net sales............  $    843.9      $179.0        $  --      $1,022.9       $  --          $   1,022.9
Cost of goods sold...       412.9       127.5         (2.3)(a)     538.1          --                538.1
                       ----------      ------        -----      --------       -----          -----------
  Gross profit.......       431.0        51.5          2.3         484.8          --                484.8
Marketing expenses...       178.4        41.9           --         220.3          --                220.3
Selling, general and
  administrative
  expenses...........       119.9        11.2         (1.1)(b)     130.0          --                130.0
Stock option
  compensation
  expense............        44.8          --           --          44.8          --                 44.8
                       ----------      ------        -----      --------       -----          -----------
  Operating profit...        87.9        (1.6)         3.4          89.7          --                 89.7
Interest expense.....        79.2        10.0         (3.8)(c)      85.4       (10.3) (e)            75.1
Other income
  (expense), net.....         1.6        (1.6)          --            --          --                   --
                       ----------      ------        -----      --------       -----          -----------
  Income (loss)
     before provision
     for income
     taxes...........        10.3       (13.2)         7.2           4.3        10.3                 14.6
Provision for income
  taxes..............         4.2         0.2          2.9(d)        7.3         4.1(d)              11.4
                       ----------      ------        -----      --------       -----          -----------
  Net income
     (loss)..........  $      6.1      $(13.4)       $ 4.3      $   (3.0)      $ 6.2          $       3.2
                       ==========      ======        =====      ========       =====          ===========
Income per common
  share..............  $     0.10
Weighted average
  number of common
  shares.............  63,301,986
                       ==========
Pro forma income per
  common share(f)....  $     0.08                                                             $      0.04
Pro forma weighted
  average number of
  common shares(f)...  77,205,816                                                              77,205,816
                       ==========                                                             ===========

    See Accompanying Notes to Unaudited Pro Forma Statements of Operations.

                         INTERNATIONAL HOME FOODS, INC.

           NOTES TO THE UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                                 (IN MILLIONS)

(a) The adjustment reflects the effect of adjusting inventory to estimated fair value and an increase in depreciation resulting from the adjustment of property, plant, and equipment to estimated fair value in connection with the Bumble Bee Acquisition. Property, plant and equipment is depreciated over approximately 10 years.

                                                                      NINE MONTHS
                                                      YEAR ENDED         ENDED
                                                     DECEMBER 31,    SEPTEMBER 30,
                                                         1996            1997
Fair value adjustment to inventory.................      $2.4            $(2.4)
Increase in depreciation expense...................       0.1              0.1
                                                         ----            -----
                                                         $2.5            $(2.3)
                                                         ====            =====

(b) The adjustments reflect (i) the amortization of goodwill associated with the Bumble Bee Acquisition reduced by the elimination of the amortization of Bumble Bee Seafoods' historical goodwill and organizational costs and (ii) the elimination of the write-down of Bumble Bee Seafoods' goodwill. Goodwill is amortized over 40 years.

                                                                      NINE MONTHS
                                                      YEAR ENDED         ENDED
                                                     DECEMBER 31,    SEPTEMBER 30,
                                                         1996            1997
Goodwill amortization..............................     $  1.4           $ 0.7
Elimination of the Bumble Bee Seafoods' historical
  goodwill and organizational cost amortization....       (3.8)           (1.8)
                                                        ------           -----
                                                        $ (2.4)          $(1.1)
                                                        ======           =====
Elimination of the write-down of Bumble Bee
  Seafoods' historical goodwill....................     $(63.0)          $  --
                                                        ======           =====

(c) The adjustment reflects interest associated with the additional borrowings under the Senior Bank Facilities for the Bumble Bee Acquisition, amortization of deferred financing fees and the elimination of interest related to the pre-acquisition indebtedness of Bumble Bee Seafoods.

                                                                      NINE MONTHS
                                                      YEAR ENDED         ENDED
                                                     DECEMBER 31,    SEPTEMBER 30,
                                                         1996            1997
Senior Bank Facilities:
  Revolving credit facility, $30.0 at 7.16%........     $  2.2          $  1.6
  Term loan-Tranche A, $80.0 at 7.16%..............        5.7             4.3
                                                        ------          ------
Interest expense before amortization of deferred
  financing fees...................................        7.9             5.9
Amortization of deferred financing fees(1).........        0.5             0.3
                                                        ------          ------
  Pro forma interest expense for additional
     borrowings....................................        8.4             6.2
Elimination of Bumble Bee Seafoods' historical
  interest expense.................................      (19.3)          (10.0)
                                                        ------          ------
  Net adjustment...................................     $(10.9)         $ (3.8)
                                                        ======          ======

---------------

     (1) Adjustment reflects the amortization of incremental deferred financing fees associated with the Senior Bank Facilities. Deferred financing fees are amortized by the effective interest method over the term of the related debt.

                         INTERNATIONAL HOME FOODS, INC.

                                 (IN MILLIONS)

     (2) With respect to the $110.0 of debt incurred in connection with Bumble Bee Acquisition, the effect of a 1/4% increase or decrease in interest rates would increase or decrease total interest expense by approximately $0.28 and $0.21 for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively, and would increase or decrease net income by approximately $0.17 and $0.13 in the same periods.

(d) The tax effect of the pro forma adjustments is based on the estimated applicable combined effective tax rate of 40.0% for the periods presented. The pro forma adjustment related to the elimination of the write-down of Bumble Bee Seafoods' historical goodwill of $63.0 is not tax effected.

(e) The adjustment reflects the increase in interest expense associated with a full year of borrowings under the Senior Subordinated Notes, the Senior Bank Facilities and the amortization of related deferred financing fees incurred in connection with the IHF Acquisition, net of (i) the historical interest expense of IHF, (ii) the interest expense related to the net repayment of $150.5 of term loan borrowings and the repayment of $34.5 of borrowings under the revolving credit facility and (iii) the related deferred financing fees incurred in connection with the expected amendment of the Senior Bank Facilities.

                                                                      NINE MONTHS
                                                      YEAR ENDED         ENDED
                                                     DECEMBER 31,    SEPTEMBER 30,
                                                         1996            1997
Interest Expense:
  Senior Subordinated Notes, $400.0 at 10.375%.....     $ 41.5          $   --
  Senior Bank Facilities, $670.0 at 7.22%..........       48.4              --
                                                        ------          ------
  Interest expense.................................       89.9              --
  Amortization of deferred financing fees..........        3.4            (0.2)
                                                        ------          ------
  Pro forma interest expense.......................       93.3            (0.2)
  Elimination of interest expense associated with:
     IHF historical interest expense...............      (17.1)             --
     Net repayment of $150.5 of term loan
       borrowings..................................      (10.9)           (8.1)
     Repayment of $34.5 of borrowings under the
       revolving credit facility...................       (2.5)           (1.9)
     Amortization of deferred financing fees
       written off due to amendment to Senior Bank
       Facilities..................................       (2.5)           (0.2)
     Amortization of new deferred financing fees...        0.2             0.1
                                                        ------          ------
          Net adjustment...........................     $ 60.5          $(10.3)
                                                        ======          ======

(f) Pro forma income per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period adjusted for the 5.3292 for one reverse stock split. The pro forma as adjusted weighted average shares include the shares of common stock outstanding prior to the Offering (dilutive options are considered to be outstanding from the beginning of the periods presented) and the shares to be issued in the Offering. Including shares of Common Stock issued in connection with the acquisition of Productos Del Monte on October 1, 1997 and shares to be issued upon exercise of stock options granted after September 30, 1997, the pro forma weighted average number of common shares outstanding would be 80.4 million.

(g) The pro forma statements of operations for the periods ended December 31, 1996 and September 30, 1997 exclude the results of Productos Del Monte and Creative Products and, for the ten months ended October 31, 1996, Heritage which was acquired by IHF on November 1, 1996. Productos Del Monte and Creative Products had net sales of $49.7 and $46.0, respectively, for the year ended December 31, 1996 and $38.5 and $39.3 for the period ended September 30, 1997, respectively. For the ten month period ended October 31, 1996, Heritage had net sales of $47.3.

                         INTERNATIONAL HOME FOODS, INC.

                                 (IN MILLIONS)

(h) Operating expenses for historical periods include certain nonrecurring charges recognized by the Company in connection with the IHF Acquisition and subsequent management initiatives aggregating $6.0 for the year ended December 31, 1996, consisting of severance expense ($3.2), costs associated with change of corporate name and relabeling of the Company's products ($1.2), expenses of hiring and relocating of certain senior executives ($1.2) and other costs ($0.4). Nonrecurring charges recognized in the nine months ended September 30, 1997 amounted to $1.7, consisting of additional severance ($0.7), relocation expense ($0.7), and relabeling costs ($0.3). Operating expenses for the nine months ended September 30, 1997 also include a non-cash stock option compensation charge of $44.8.

(i) Operating expenses on a pro forma as adjusted basis for the year ended December 31, 1996 include the nonrecurring charges referred to in Note (1) above, plus the following nonrecurring charges in connection with the integration of the Bumble Bee Business: $4.9, consisting of purchase accounting adjustments ($2.5), write-off of deferred financing fees ($1.1) and management fees paid to the former owners of the business ($1.3). For the nine months ended September 30, 1997, such nonrecurring charges amounted to $0.9, consisting of management fees paid to the former owners of the business ($0.6) and severance ($0.3).

(j) The financial results represent the operating activity of Bumble Bee Seafoods prior to the date of the Bumble Bee Acquisition for the six months ended June 30, 1997.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
GENERAL

     The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes thereto of the Company included elsewhere in this Prospectus. Periodically, the Company may make statements about the trends, future plans and the Company's prospects. Actual results may differ from those described in such forward looking statements based on the risks and uncertainties facing the Company, including but not limited to changes in the economic conditions and changes in the food products manufacturing industry and the other factors described in "Risk Factors."

     The Company sells its products primarily to grocery wholesalers and distributors, grocery stores and supermarkets, convenience stores, drug and mass merchants and warehouse clubs. Sales are reported net of discounts and returns. In general, raw material costs constitute between 60.0% and 80.0% of cost of goods sold for each of the Company's products. The other components of cost of goods sold are labor and overhead costs. As is customary in the industry, the Company incurs substantial marketing expenses. Marketing expenses primarily include (i) trade promotions, which are directed at obtaining retail display support, achieving key price points and securing retail shelf space, (ii) advertising, which is comprised of television, newspaper and magazine advertising, and (iii) consumer promotions, which include targeted coupons and on-package offers. Selling expenses represent commissions paid to food brokers and costs of the Company's field sales force.

     For financial reporting purposes, the IHF Acquisition was treated as a leveraged recapitalization, such that the Company's assets and liabilities remain at their historical bases. The Unaudited Pro Forma Financial Statements do not include the effect of the recent acquisitions of Productos Del Monte or Creative Products, each of which has lower gross margins and operating income as a percentage of net sales than those of the Company historically. However, management believes it should be able to increase the operating profit margins of these companies through cost reductions. See "Business -- Business Strategy."

RESULTS OF OPERATIONS

                                           YEAR ENDED DECEMBER 31,                            NINE MONTHS ENDED SEPTEMBER 30,
                       ---------------------------------------------------------------   -----------------------------------------
                              1994                  1995                  1996                  1996                  1997
                       -------------------   -------------------   -------------------   -------------------   -------------------
                                   % OF                  % OF                  % OF                  % OF                  % OF
                       AMOUNT    NET SALES   AMOUNT    NET SALES   AMOUNT    NET SALES   AMOUNT    NET SALES   AMOUNT    NET SALES
                                                                      (IN MILLIONS)
Net sales............  $997.3     100.0%     $818.9     100.0%     $942.8     100.0%     $704.1     100.0%     $843.9     100.0%
Cost of goods sold...   463.1      46.4%      398.2      48.6%      444.9      47.2%      333.9      47.4%      412.9      48.9%
                       ------     ------     ------     ------     ------     ------     ------     ------     ------     ------
Gross profit.........   534.2      53.6%      420.7      51.4%      497.9      52.8%      370.2      52.6%      431.0      51.1%
Marketing expenses:
  Advertising........    32.8       3.3%       42.4       5.2%       58.6       6.2%       43.0       6.1%       45.9       5.4%
  Consumer
    promotion........    25.5       2.5%       23.5       2.9%       17.5       1.8%       13.3       1.9%       15.0       1.8%
  Trade promotion....   127.6      12.8%      102.0      12.5%      101.0      10.7%       74.6      10.6%      106.6      12.6%
  Other..............    14.9       1.5%       18.5       2.2%       14.4       1.5%        9.3       1.3%       10.9       1.3%
                       ------     ------     ------     ------     ------     ------     ------     ------     ------     ------
Total marketing
  expenses...........   200.8      20.1%      186.4      22.8%      191.5      20.2%      140.2      19.9%      178.4      21.1%
Other operating
  expenses:
  Selling............    52.3       5.3%       45.9       5.6%       46.3       4.9%       33.6       4.8%       34.0       4.0%
  Storage, packing
    and shipping.....    63.4       6.4%       55.3       6.7%       55.2       5.9%       41.2       5.9%       44.0       5.2%
  Administrative.....    23.2       2.3%       23.6       2.9%       19.7       2.1%       14.2       2.0%       20.1       2.4%
  General and
    other............    35.3       3.5%       40.9       5.0%       32.0       3.4%       21.3       3.0%       21.8       2.6%
  Stock option
    compensation.....      --                    --                    --                    --                  44.8       5.3%
                       ------     ------     ------     ------     ------     ------     ------     ------     ------     ------
Total other operating
  expenses...........   174.2      17.5%      165.7      20.2%      153.2      16.3%      110.3      15.7%      164.7      19.5%
                       ------     ------     ------     ------     ------     ------     ------     ------     ------     ------
Income from
  operations.........   159.2      16.0%       68.6       8.4%      153.2      16.3%      119.7      17.0%       87.9      10.4%
Interest expense.....      --                    --                  17.1       1.8%         --                  79.2       9.4%
Interest income and
  other, net.........      --                    --                   0.2                    --                   1.6       0.2%
Provision for income
  taxes..............    63.3       6.4%       29.4       3.6%       53.3       5.7%       45.5       6.5%        4.2       0.5%
                       ------     ------     ------     ------     ------     ------     ------     ------     ------     ------
Net income...........  $ 95.9       9.6%     $ 39.2       4.8%     $ 83.0       8.8%     $ 74.2      10.5%     $  6.1       0.7%
                       ======     ======     ======     ======     ======     ======     ======     ======     ======     ======

DISCUSSION OF CERTAIN HISTORICAL PERFORMANCE

     From 1987 to 1994, the Company's net sales and operating profit increased at compounded annual rates of 6.4% and 4.4%, respectively. In 1995, however, the Company experienced a substantial decline in net sales and operating profit. The Company's net sales and operating profit decreased from $997.3 million and $159.2 million, respectively, in 1994 to $818.9 million and $68.6 million, respectively, in 1995. The specific causes of these declines, however, have been subsequently addressed by the Company, as evidenced by the fact that during 1996 net sales increased to $942.8 million and operating profit increased to $153.2 million.

     The decline in net sales and profitability in 1995 stemmed largely from a prior "push" marketing strategy that relied heavily on trade promotions and sales discounting. In the fourth quarter of 1994, the Company offered significant trade incentives to its customers, a practice similarly pursued in the fourth quarter of 1993. These trade incentives resulted in forward buying by customers in advance of consumer purchases, thereby significantly increasing customer inventories of the Company's products by the end of 1994. The reliance on trade incentives as well as consumer promotions reduced marketing funds available to support advertising, which builds brand equity and consumer loyalty, for the Company's core brands. Advertising funds available for the Company's core products were further diminished by the introduction in 1994 of Chef Boyardee Sesame Street canned pasta. The Company directed $3.3 million, or 10.0% of its total advertising expense in 1994, to the launch and support of this product.

     During the first quarter of 1995, the Company's net sales were significantly reduced as retailers sold the excess inventory of the Company's products that they held at the end of 1994. This reduction was compounded by the effects of an industry-wide reduction in inventory levels by the supermarket trade. In addition, the Chef Boyardee Sesame Street product line proved unsuccessful and was discontinued in 1995. To reduce costs and maintain profitability in the face of declining sales, the Company significantly reduced advertising spending during the first half of 1995. This action, coupled with lower advertising spending for the Company's core brands in 1994, resulted in market share losses and depressed sales.

     In response to the sharp declines in net sales and profitability in the first half of 1995, the Company undertook a number of initiatives, including substantially increasing advertising spending beginning in the fourth quarter of 1995 to strengthen consumer brand support. Advertising expense in the fourth quarter of 1995 was approximately $14.0 million, which represented approximately one-third of total advertising expense in 1995. The significant increase in advertising spending in the fourth quarter of 1995 further depressed profitability in that year but provided a foundation for the Company's growth in net sales and profitability in 1996 and the first nine months of 1997. In 1996 and 1997 the Company has further increased advertising expense from 1995 levels.

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

     Net Sales. For the nine months ended September 30, 1997, net sales were $843.9 million, an increase of $139.8 million, or 19.9%, over the comparable 1996 period. Approximately $99.9 million and $32.7 million of the nine month increase was related to Bumble Bee and Campfire sales, respectively, which are not reflected in the 1996 amounts. The balance of the increase was primarily due to net increases in sales of the Company's existing brands.

     Cost of Goods Sold. For the nine months ended September 30, 1997, cost of goods sold as a percentage of net sales increased to 48.9% from 47.4% for the comparable 1996 period. This was primarily attributable to the inclusion of the results of the Bumble Bee Business, which generally has lower gross margins than the Company's other product lines, for the third quarter of 1997. The Bumble Bee Business cost of goods sold as a percentage of net sales was 71.1% for the third quarter of 1997. Excluding the Bumble Bee Business, cost of goods sold for the nine months ended September 30, 1997 declined to 46.0% of net sales from 47.4% of net sales for the comparable 1996 period. This decline in cost of goods sold as a percentage of net sales primarily resulted from a more favorable sales volume mix and continuing overall reductions in the Company's manufacturing costs which reflect management's cost reduction initiatives.

     Total Marketing Expenses. Total marketing expenses increased to $178.4 million for the nine months ended September 30, 1997, as compared to $140.2 million for the comparable 1996 period. Expressed as a percentage of net sales, total marketing expenses increased to 21.1% in the 1997 period from 19.9% in the 1996 period. The increase was primarily attributable to
(i) the inclusion of the Bumble Bee Business and Heritage, which have higher trade promotion expenses as a percentage of net sales than the Company's other products, and (ii) trade promotion expenses associated with securing retail shelf space for line extensions of existing products and new products.

     Total Other Operating Expenses. Other operating expenses were $164.7 million for the nine months ended September 30, 1997, as compared to $110.3 million in the comparable 1996 period, an increase of $54.4 million or 49.3%. Other operating expenses for the third quarter of 1997 include a non-cash stock option compensation charge of $44.8 million. Excluding this non-cash charge, total other operating expenses as a percentage of net sales declined to 14.2% in the first nine months of 1997 from 15.7% in the comparable 1996 period, primarily reflecting management's cost reduction initiatives.

     The non-cash stock option compensation charge aggregating $44.8 million includes $44.7 million relating to indexed stock options granted to senior management and other employees. When granted, these options had exercise prices ranging from $5.33 to $5.76 per share that increased over time at a rate of 8% per year. In the third quarter of 1997, the variable exercise price of these options was fixed. Other than these variable rate options that were fixed in the third quarter, no variable rate options have been granted by the Company. In addition, during the third quarter of 1997 the Company granted stock options having exercise prices below the estimated fair market value of the Common Stock, resulting in a non-cash charge of $0.1 million. In the 1997 fourth quarter the Company expects to record an additional non-cash stock option compensation charge related to the grant of stock options having exercise prices below fair market value, which is estimated to be approximately $1.6 million. A portion of the 1997 charge relates to stock options that vest over three years. The Company expects to record additional non-cash stock option compensation charges related to these options in the years ending December 31, 1998, 1999 and 2000 estimated to be approximately $1.5 million, $1.5 million and $1.1 million, respectively.

     Interest Expense. Interest expense for the nine months ended September 30, 1997 was $79.2 million. There was no interest expense in the comparable 1996 period, as all financing activities of the Company were funded by the former parent company, American Home Products, which did not allocate interest costs to its various subsidiaries.

     Interest Income and Other, Net. The Company earned $1.6 million on short term investments of its excess cash during the nine months ended September 30, 1997. As of September 30, 1997, the Company's short term investments were $55.2 million, earning interest at a rate of 6.3%.

     Provision for Income Taxes. For the nine months ended September 30, 1997, income taxes decreased by $41.3 million over the comparable 1996 period due to lower income before taxes. The effective tax rate increased to 41.0% in 1997 from 38.0% in 1996 due to higher state and local statutory tax rates. The Company anticipates sufficient future taxable income to realize deferred tax assets recorded at September 30, 1997. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, the Company will provide a valuation allowance by a charge to income tax expense in the period of such determination.

     Net Income. For the nine months ended September 30, 1997, net income decreased by $68.1 million versus the comparable 1996 period, primarily reflecting the factors discussed above.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net Sales. The Company's net sales were $942.8 million in 1996, as compared to $818.9 million in 1995, an increase of $123.9 million. In 1995, net sales were depressed, particularly in the first quarter, as retailers sold the excess inventory of the Company's products that they held at the end of 1994. The sales weakness in 1995 was compounded by the effects of an industry wide reduction in inventory levels by the supermarket trade. In contrast, during 1996, the Company's customers did not have excess inventory of the Company's products and the general inventory reductions pursued by the retail trade in 1996 were not as significant as those pursued in 1995. As a result, during 1996 the Company's net sales to the retail trade more closely matched the retail trade's actual sales to consumers. The Company's net sales in 1996 also benefited from management's emphasis on improving merchandising and building brand awareness through increased media advertising. Management believes that these efforts increased sales across most of the Company's major product lines. Additionally, $7.4 million of the increase in net sales was due to the inclusion of Heritage sales after the November 1, 1996 acquisition.

     Cost of Goods Sold. Cost of goods sold was $444.9 million in 1996 as compared to $398.2 million in 1995, an increase of $46.7 million or 11.7%. Expressed as a percentage of net sales, cost of goods sold decreased to 47.2% in 1996 from 48.6% in 1995. The decrease in cost of goods sold as a percentage of net sales was primarily attributable to a higher absorption of overhead charges as a result of higher production volumes.

     Total Marketing Expenses. Total marketing expenses were $191.5 million in 1996 as compared to $186.4 million in 1995, an increase of $5.1 million or 2.7%. Expressed as a percentage of net sales, total marketing expense declined to 20.2% in 1996 from 22.8% in 1995 primarily as a result of a reduction in consumer and trade promotion spending as a percentage of net sales. The Company's total marketing expenses, excluding media advertising, declined to 14.1% of net sales in 1996 from 17.6% of net sales in 1995 as a result of a reduction in coupon promotions and improved management of trade promotion spending. Media advertising during 1996 increased by approximately 38.2% to $58.6 million, or 6.2% of net sales, from $42.4 million, or 5.2% of net sales during 1995 as a result of management's renewed emphasis on consumer advertising to build brand equity and consumer loyalty.

     Total Other Operating Expenses. Other operating expenses were $153.2 million in 1996 as compared to $165.7 million in 1995, a decrease of $12.5 million or 7.5%. Expressed as a percentage of net sales, other operating expenses declined to 16.3% of net sales in 1996 from 20.2% in 1995. Included in the 1996 other operating expenses was a one-time charge for restructuring and other charges of $4.3 million. Exclusive of this charge, other operating expenses decreased in 1996 by $16.8 million or 10.1% and were 15.8% of net sales. This decrease was principally due to (i) a reduction in the commission percentage paid to brokers, (ii) improved efficiencies in logistics and distribution, and (iii) administrative headcount reductions.

     Interest Expense. Interest expense for the year ended December 31, 1996 was $17.1 million, reflecting interest on indebtedness incurred in connection with the IHF Acquisition completed in November 1996. There was no interest expense in 1995.

     Provision for Income Taxes. For the year ended December 31, 1996, income taxes increased $23.9 million over the comparable period due to higher income before taxes. The effective tax rate decreased from 42.9% in 1995 to 39.1% in 1996 primarily due to nondeductible intangible amortization in the 1995 period. The Company anticipates sufficient future taxable income to realize deferred tax assets recorded at December 31, 1996. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, the Company will provide a valuation allowance by a charge to income tax expense in the period of such determination.

     Net Income. For the year ended December 31, 1996, net income increased by $43.8 million versus the comparable 1995 period. The increase was primarily due to an increase in income from operations.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net Sales. The Company's net sales were $818.9 million in 1995, as compared to $997.3 million in 1994, a decrease of $178.4 million, or 17.9%. Of the $178.4 million decrease, management believes $104.0 million was attributable to retailers selling excess inventory of the Company's products during 1995 that they accumulated by the end of 1994 and to management's strategy of reducing discounts and incentives which had been offered by the Company to its retail customers in the fourth quarters of 1994 and 1993. Of the $104.0 million decrease, (i) approximately $90.0 million related to excess net sales to grocery retailers in the fourth quarters of 1993 and 1994 and (ii) approximately $14.0 million was due to unusual discounts and incentives given to mass merchandisers in 1994 which were not repeated in 1995. In addition, management believes that $56.0 million of the 1995 net sales decrease was due to (i) market share erosion across many of the Company's major product lines caused by a significant reduction in media advertising support for these brands in 1994 and the first half of 1995 and (ii) the failure of the Chef Boyardee Sesame Street canned pasta product line. Moreover, management believes $18.0 million of the net sales decrease was due to an industry-wide reduction in inventory levels by the supermarket trade.

     Cost of Goods Sold. Cost of goods sold was $398.2 million in 1995, as compared to $463.1 million in 1994, a decrease of $64.9 million, or 14.0%. Expressed as a percentage of net sales, cost of goods sold increased to 48.6% in 1995 from 46.4% in 1994. The increase in cost of goods sold as a percentage of net sales was primarily attributable to underabsorbed overhead charges as a result of lower production volumes. In addition, the Company estimates that 1995 margins were negatively impacted by approximately $5.0 million related to the discontinuation of Chef Boyardee Sesame Street canned pasta. This $5.0 million amount reflects inventory write-offs of $0.7 million, accrued contractual royalty payments of $1.0 million and a $3.3 million estimate of the reduced margins realized on sales of the product resulting from price discounting following its termination.

     Total Marketing Expenses. Total marketing expenses were $186.4 million in 1995, as compared to $200.8 million in 1994, a decrease of $14.4 million, or 7.2%. This decrease was primarily due to a decrease in trade and consumer promotions of $27.6 million, offset in part by an increase in media advertising of $9.6 million. Expressed as a percentage of net sales, however, total marketing expenses increased to 22.8% in 1995 from 20.1% in 1994, primarily as a result of the increase in media advertising expenditures. Management increased media advertising expenditures by $9.6 million, or 121%, during the last three months of 1995 over the corresponding 1994 period in an effort to reverse the erosion in market share of the Company's product lines.

     Total Other Operating Expenses. Other operating expenses were $165.7 million in 1995, as compared to $174.2 million in 1994, a decrease of $8.5 million, or 4.9%. Expressed as a percentage of net sales, other operating expenses increased to 20.2% in 1995 from 17.5% in 1994, primarily as a result of lower sales, and an increase in general and other expenses of $5.6 million principally related to an increase in post retirement benefits costs and severance for administrative headcount reductions.

     Provision for Income Taxes. For the year ended December 31, 1995, income taxes decreased $33.9 million over the comparable period due to lower income before taxes. The effective tax rate increased to 42.9% from 39.8% primarily due to an increase in the amortization of intangibles, which was not deductible for tax purposes.

     Net Income. For the year ended December 31, 1995, net income decreased by $56.7 million versus the 1994 period. This decrease was primarily due to lower sales.

SEASONALITY AND QUARTERLY RESULTS

     The Company's inventory levels are moderately seasonal and affected by the growing season for commodity products such as tomatoes, fruits, beans and peanuts. As these products are harvested in August through October, inventory levels tend to grow during this period. The Company's inventory levels in its seafoods business are also affected by the seasonal fishing cycle. The Company's net sales and results of operations are generally not seasonal.

     The following table sets forth, on a quarterly basis, certain unaudited statements of income data for the four quarters of 1996 and the first three quarters of 1997. Such data is not necessarily indicative of results for any full year or for any subsequent period.

                                                               QUARTER ENDED
                         ------------------------------------------------------------------------------------------
                         MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                           1996        1996         1996            1996         1997        1997         1997
                         ---------   --------   -------------   ------------   ---------   --------   -------------
                                                               (IN MILLIONS)
Net sales..............   $227.3      $222.0       $254.8          $238.7       $244.6      $249.9       $349.5
Cost of goods sold.....    110.5       103.7        119.7           111.0        115.7       115.1        182.2
                          ------      ------       ------          ------       ------      ------       ------
Gross profit...........    116.8       118.3        135.1           127.7        128.9       134.8        167.3
Total marketing
  expenses.............     50.6        42.5         47.1            51.3         52.8        56.5         69.1
Total other operating
  expenses.............     38.5        33.1         38.7            42.9         38.7        37.3         88.7(1)
                          ------      ------       ------          ------       ------      ------       ------
Operating profit.......   $ 27.7      $ 42.7       $ 49.3          $ 33.5       $ 37.4      $ 41.0       $  9.5
                          ======      ======       ======          ======       ======      ======       ======

---------------

(1) Includes $44.8 million of non-cash stock option compensation expense.

BUMBLE BEE SEAFOODS

     The Company acquired the Bumble Bee Business on July 1, 1997 from Bumble Bee Seafoods. See "The Company." Bumble Bee is one of the leading brands of premium canned seafood in the U.S. and the leading brand of canned white meat tuna and canned salmon in the U.S. The assets acquired consist primarily of inventory, accounts receivable, property, plant and equipment and trademarks used by the Bumble Bee Business for the processing and marketing of Bumble Bee canned seafood products. Prior to this transaction, Bumble Bee Seafoods was highly leveraged and had capital constraints which limited its ability to secure raw materials and most effectively market its products.


     Net sales of Bumble Bee Seafoods were $179.0 million in the six month period ended June 30, 1997, as compared to $209.3 million in the comparable 1996 period. This decline was largely due to the inability of Bumble Bee Seafoods to purchase raw fish caused by cash constraints resulting from Bumble Bee Seafoods' highly leveraged capital structure. Cost of goods sold, expressed as a percentage of net sales, were 71.2% in the six month period ended June 30, 1997, as compared to 68.1% in the comparable 1996 period. This was primarily caused by an increase in the raw material cost of light meat tuna. Operating expenses, expressed as a percentage of net sales, were 29.6% for the six month period ended June 30, 1997 and 29.3% for the comparable 1996 period.


     The Company's historical financial information does not include the operations of the Bumble Bee Business prior to the Bumble Bee Acquisition.

LIQUIDITY AND CAPITAL RESOURCES

     The Company historically has generated positive cash flows from operations. In the years ended December 31, 1994, 1995 and 1996 and in the nine months ended September 30, 1997 the Company generated $83.4 million, $145.5 million, $146.0 million and $86.8 million of cash flows from operations, respectively. Capital expenditures have amounted to $31.1 million, $24.2 million, $11.9 million and $8.6 million for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997, respectively. In all of 1997, the Company expects to spend approximately $15.0 million on capital projects to maintain facilities and also to upgrade its management information systems, which is expected to be completed in the first quarter of 1998. The Company also has a $10.2 million balloon royalty payment due in January 1998 under a licensing agreement related to the Company's cereal products business.

     In connection with the IHF Acquisition, the Company entered into the Senior Bank Facilities and issued the Senior Subordinated Notes. In connection with the Bumble Bee Acquisition, the Company amended the Senior Bank Facilities, which currently consists of a $140.0 million revolving credit facility, a $351.5 million Tranche A term loan and a $369.0 million Tranche B term loan. During the first nine months of 1997, the

Company repaid $29.5 million of borrowings under the term loans. The Company will apply the net proceeds of the Offering to repay indebtedness under the Senior Bank Facilities.


     In connection with the Offering, the Company expects to amend the Senior Bank Facilities so that they comprise (i) a $200.0 million revolving credit facility, maturing in 2004 or earlier upon repayment of the term loans; (ii) a $420.0 million Tranche A term loan facility, maturing in 2004 with mandatory semi-annual repayments in increasing amounts commencing March 31, 1998; and
(iii) a $150.0 million Tranche B term loan facility, maturing in 2005 with mandatory semi-annual repayments of $0.2 million through March 31, 2004 and increasing thereafter. After giving effect to the application of the net proceeds of the Offering and the expected amendment of the Senior Bank Facilities, the Company expects to have borrowings outstanding of $36.5 million under the revolving credit facility, $420.0 million of Tranche A term loans and $150.0 million of Tranche B term loans. As expected to be amended, scheduled repayments under the Senior Bank Facilities for 1998 will be $27.4 million. In addition to scheduled periodic repayments, the Company is also required to make mandatory repayments of the loans under the Senior Bank Facilities with a portion of its excess cash flow. Borrowings under the amended Senior Bank Facilities will bear interest at variable rates, generally based on the adjusted LIBOR plus applicable margins (expected to be 1.5% in the case of the revolving credit facility and the Tranche A term loan facility and 1.75% in the case of the Tranche B term loan facility at the time of closing). See "Description of Indebtedness -- Senior Bank Facilities."


     The Company also has outstanding $400.0 million of 10 3/8% Senior Subordinated Notes due 2006, without any scheduled repayments of principal prior to maturity, requiring semi-annual interest payments. See "Description of Indebtedness -- Senior Subordinated Notes." Both the Senior Bank Facilities and the terms of the Senior Subordinated Notes contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into capital leases, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with affiliates and otherwise restrict corporate activities. In addition, under the Senior Bank Facilities the Company is required to comply with specified minimum interest coverage, maximum leverage and minimum fixed charge coverage ratios. See "Description of Indebtedness."

     Since the IHF Acquisition, the Company has utilized significant cash flows from operations and financing activities to implement strategic acquisitions. The Company acquired Heritage in November 1996, the Bumble Bee Business in July 1997 and Creative Products in October 1997, requiring cash outlays of approximately $70.0 million, $160.0 million and $52.0 million, respectively. The acquisition of Heritage was financed through proceeds from the Senior Subordinated Notes and term loan borrowings under the Senior Bank Facilities at the time of the IHF Acquisition. The acquisition of the Bumble Bee Business was financed through term loan borrowings under the Senior Bank Facilities and cash on hand. The acquisition of Creative Products was financed through borrowings under the revolving credit facility. The Company acquired Productos Del Monte in October 1997 for 3,127,415 shares of Common Stock.

     The Company believes that cash generated from operations and borrowings under the Senior Bank Facilities will be sufficient to satisfy working capital requirements and required capital expenditures. Further expansion of the business through acquisitions may require the Company to incur additional indebtedness or issue equity securities. There can be no assurance that additional debt or equity will be available to the Company, or if available will be on terms acceptable to the Company.

     The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives. In accordance with the Senior Bank Facilities, the Company is required to enter into interest rate protection agreements to the extent necessary to provide that, when combined with the Senior Subordinated Notes, at least 50% of the Company's aggregate indebtedness is subject to either a fixed interest rate or interest rate protection agreement through December 1998. To comply with required interest rate protection provisions, the Company entered into an interest rate collar transaction that expires in December 1998. The notional amount of the collar is $135.0 million with the cap set at 8.0% and the floor set at 5.25%.

RECENT PRONOUNCEMENTS

     The American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities" in October 1996. SOP 96-1 provides authoritative guidance on specific accounting issues in connection with recognizing, measuring and disclosing environmental cleanup liabilities. The Company adopted this SOP during the first quarter of 1997; there was no impact on the Company's results of operations or financial position upon adoption.

     In June 1996, Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was issued to provide accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement became effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company does not anticipate that the adoption of this statement will have a material effect on the financial statements.

     In March 1997, SFAS 128, "Earnings Per Share," was issued to establish standards for computing and presenting earnings per share ("EPS"). The statement applies to entities with publicly held common stock or potential common stock and excludes entities whose publicly traded securities include only debt. The statement is effective for financial statements issued for periods ending after December 15, 1997; earlier application is not permitted. This statement will require presentation of basic and diluted EPS. The Company anticipates that diluted EPS in accordance with this statement would approximate EPS as reported.

     In June 1997, SFAS 130, "Reporting Comprehensive Income," was issued to establish standards for reporting and displaying of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires disclosure of the components of comprehensive income including, among other things, foreign currency translation adjustments, minimum pension liability items and unrealized gains and losses on certain investments in debt and equity securities. The Company would be required to show components of comprehensive income in a financial statement displayed as prominently as the other required financial statements. The statement is effective for fiscal years beginning after December 15, 1997. The Company anticipates compliance with this statement in 1998.

     In June 1997, SFAS 131 "Disclosures About Segments of an Enterprise and Related Information," was issued to establish standards for public business enterprises reporting information regarding operating segments in annual and interim financial statements issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company operates in one business segment which manufactures and markets a diversified portfolio of shelf-stable food products, and accordingly, does not believe the segment reporting aspect of this statement will impact its financial statements.

EXTRAORDINARY ITEM

     In connection with the Offering and the expected amendment of the Senior Bank Facilities, the Company expects to record an extraordinary loss in the fourth quarter of 1997 associated with the write-off of deferred financing fees of approximately $11.1 million, net of tax benefit.

                                    BUSINESS

OVERVIEW

     The Company is a leading North American manufacturer and marketer of a diversified, well-established portfolio of shelf-stable food products with popular brand names, including Chef Boyardee prepared foods, Bumble Bee premium canned seafood, PAM cooking spray, Polaner fruit spreads and spices and Gulden's mustard. In the United States, 11 of the Company's 14 principal branded product lines command the number one position in their defined markets. For the fiscal year ended December 31, 1996, these 11 branded product lines accounted for $863.2 million or 58.3% of the Company's aggregate net sales. Many of the Company's brands also command leading market positions in Canada, Mexico and Puerto Rico. The Company's portfolio of leading brands provides the Company with a strong presence in the United States as well as an attractive platform for continued international expansion. The Company's brand name business is complemented by growing food service and private label businesses and sales to the U.S. military.

     In November 1996, the Company was the subject of a leveraged recapitalization pursuant to which affiliates of Hicks Muse and C. Dean Metropoulos, the Company's new Chairman and Chief Executive Officer, acquired control of the Company from American Home Products. Under Mr. Metropoulos' direction, the Company has implemented a strategy to increase sales and profits by (i) growing sales of existing brands, (ii) expanding distribution into alternative markets, (iii) completing strategic acquisitions and (iv) achieving cost savings. The Company's pro forma net sales and operating profit for the fiscal year ended December 31, 1996 were $1,338.4 million and $157.7 million, respectively. For the nine month period ended September 30, 1997, the Company's pro forma as adjusted net sales were $1,022.9 million, and the Company's pro forma as adjusted operating profit, before giving effect to a non-cash stock option compensation charge of $44.8 million, was $134.5 million. See "Unaudited Pro Forma Financial Statements."

     In the United States, the Company groups its brands into five general categories consisting of Chef Boyardee branded products, Bumble Bee branded products, specialty brands, southwestern cuisine and snack foods. The Company's two largest brands, the nationally distributed families of Chef Boyardee prepared foods and Bumble Bee premium canned seafoods, represented 27.0% and 26.7%, respectively, of the Company's aggregate net sales in 1996. Chef Boyardee is one of the nation's most widely recognized brands and is found in over half of American homes with children. Bumble Bee is one of the leading brands of premium canned seafood in the U.S. and is the leading brand of canned white meat tuna and salmon in the U.S. The Company's strong Chef Boyardee and Bumble Bee brands are complemented by its specialty brands, including PAM cooking spray, Polaner fruit spreads and spices, Gulden's mustard, Maypo, Wheatena and Maltex hot cereals and G. Washington's dry seasonings and broths. In the growing market for southwestern cuisine, the Company's products include Ro*Tel canned tomatoes with green chilies and strong regional brands such as Ranch Style and Luck's canned beans and Dennison's chili. In the snack foods category, the Company's brands include Crunch 'n Munch glazed popcorn and pretzels, Campfire marshmallows and marshmallow crisp rice bars and Jiffy Pop unpopped popcorn. The Company, through its Productos Del Monte subsidiary, is also a leading processor and marketer of branded catsup, canned vegetables and bottled salsa in Mexico.

     The Company's recognizable portfolio of leading brands provides a critical mass of brand name sales that (i) allows the Company to realize synergies in manufacturing, marketing, distribution and raw material sourcing, (ii) creates a position of strength with retailers that is critical in maintaining and securing valuable retail shelf space for existing and new brands and (iii) provides a strong platform for introducing product line extensions and new products. The following table sets forth market positions and market shares of the Company's principal product lines, along with certain competitors' market share information.

                   MARKET POSITION OF PRINCIPAL PRODUCT LINES

                                                                                   MARKET SHARE              NUMBER TWO
                                                                          -------------------------------   COMPETITOR'S
           PRODUCT LINE                       CATEGORY/SEGMENT                 POSITION        PERCENTAGE    PERCENTAGE
           ------------                       ----------------            ------------------   ----------   ------------
UNITED STATES
  CHEF BOYARDEE BRANDED PRODUCTS
    Chef Boyardee..................  Canned Pasta.......................  #1                      57%            37%
    Chef Boyardee..................  Pizza Mixes........................  #1                      69%            15%
  BUMBLE BEE BRANDED PRODUCTS
    Bumble Bee.....................  Canned White Meat Tuna.............          #1              40%            34%
    Bumble Bee.....................  Canned Light Meat Tuna.............          #3              16%             NA
    Bumble Bee.....................  Canned Salmon......................          #1              21%             9%
  SPECIALTY BRANDS
    PAM............................  Cooking Spray......................  #1                      52%            13%
    Polaner........................  Fruit-Juice-Sweetened Spreads......  #1                      48%            32%
    Gulden's.......................  Brown Mustard......................  #1                      50%            25%
  SOUTHWESTERN CUISINE
    Ro*Tel.........................  Canned Tomatoes with Green
                                     Chilies............................          #1              76%             1%
    Ranch Style....................  Canned Beans(1)....................  #1 in Southwest(2)      27%            13%
    Luck's.........................  Canned Beans(1)....................  #1 in Southeast(2)      30%            26%
    Dennison's.....................  Canned Chili.......................  #4 in West(2)(3)        18%             NA
  SNACK FOODS
    Crunch 'n Munch................  Glazed Popcorn.....................  #1                      37%            33%
    Campfire.......................  Marshmallow Crisp Rice Bars........  #3                       7%             NA
MEXICO
    Productos Del Monte............  Catsup.............................          #1              46%            29%

---------------

(1) The canned beans category includes both the pork and beans and miscellaneous beans categories. In their respective regions, Ranch Style leads both categories with a total market share of 27%, and Luck's leads the miscellaneous beans category with a market share of 30%.

(2) The Company defines (i) the Southwest region to include Nielsen reported information for Texas, Oklahoma, New Mexico and Arizona, (ii) the Southeast region to include Nielsen reported information for Georgia, Alabama, North Carolina, South Carolina, Kentucky, Tennessee and Virginia and (iii) the West region to include Nielsen reported information for Colorado, Wyoming, Idaho, Nevada, California, Oregon, Arizona, Washington, and Utah.

(3) Dennison's has the #2 market share in California, which represents approximately 74% of Dennison's net sales.

BUSINESS STRATEGY

     The Company's objectives are to increase sales and earnings by (i) growing sales of existing brands through expansion of the Company's product offerings and refocused marketing efforts, (ii) expanding distribution in food service, private label and international markets, (iii) completing strategic acquisitions and (iv) continuing to achieve cost savings.

     - Leverage Leading Brands. The Company intends to expand its product offerings by leveraging its existing portfolio of leading brands. Management believes that (i) Chef Boyardee and Bumble Bee can serve as a strong platform to expand the Company's product line into other quick-meal products, (ii) Dennison's, Ranch Style, Luck's and Ro*Tel can be utilized to develop a broader southwestern cuisine business and (iii) Crunch 'n Munch, Campfire and Jiffy Pop can be the cornerstone of a diversified snack foods business. In addition, management has formulated a number of new products in its existing product lines to capitalize on the growing trends toward healthy and convenient foods. In the last 12 months, the Company has introduced 10 new products under its existing brand names, two of which were the first fat-free or 99% fat-free entries into the categories in which they compete.

     - Refocus Marketing Efforts. To revitalize its established brand names, the Company has refocused its marketing and packaging efforts. Specifically, the Company has (i) changed its marketing and promotional campaigns to more effectively address its target markets, (ii) increased advertising expenditures to enhance brand equity and (iii) introduced new packaging for a majority of its products.

       Since 1995, the Company has refocused its marketing efforts by emphasizing consumer advertising (a "pull" strategy) and de-emphasizing trade spending and discounting (a "push" strategy). As a result, advertising costs as a percentage of total marketing expenses increased from 16.3% in 1994 to 25.7% in the first nine months of 1997 while trade promotion expenses as a percentage of total marketing expenditures declined from 63.5% to 59.8%. The Company recently introduced several new television advertising campaigns, such as those promoting Chef Boyardee as an ideal "fourth meal" to be served after school and PAM cooking spray as a flavorful, healthy alternative to cooking oils, butter and margarine. Since the new Chef Boyardee television campaign was introduced in November 1996, consumer sales of Chef Boyardee's principal product line, the "All Family" product line, has increased significantly, with consumer sales through September 1997 increasing 7.7% over the comparable 1996 period. In addition, the Company recently began television advertising for its Ranch Style brand for the first time in five years. The Company has also redesigned the packaging of a majority of its products to emphasize the brand name, contemporize the presentation and make the products visually more appealing to consumers.

     - Expand into Food Service, Private Label and International
       Markets. Management believes that the food service and private label businesses, which together represent 8.8% of the Company's aggregate 1996 net sales, offer significant growth opportunities. Management believes that it can further develop these businesses by utilizing the Company's established sales and distribution capabilities and excess plant capacity. As part of this strategy, the Company recently acquired Creative Products, the leading manufacturer of cooking spray sold to private label and food service customers in the U.S. Management believes that Creative Products' dedicated private label and food service sales force can help the Company increase sales of many of its other products in these markets. In addition, management believes that attractive opportunities exist to expand the Company's sales in international markets with growing economies and attractive demographics. The Company recently acquired Productos Del Monte, a leading producer and distributor of branded catsup, canned vegetables and bottled salsa in Mexico. The Company plans to leverage the infrastructure of Productos Del Monte as a platform to expand the Company's southwestern cuisine, cooking spray, canned pasta and canned seafood products into Mexico.

     - Complete Strategic Acquisitions. The Company will continue to pursue opportunities to make acquisitions that complement and expand its core businesses or that enable the Company to enter new markets. Since the IHF Acquisition, the Company has more aggressively pursued acquisitions and has acquired (i) Heritage, the manufacturer of the Company's Campfire branded products, (ii) the Bumble Bee Business, (iii) Productos Del Monte and (iv) Creative Products. Management believes that additional strategic acquisition opportunities exist and that incremental revenue and earnings can be generated by leveraging the Company's production, distribution, sales and administrative capabilities. In addition, an important element of management's evaluation of a strategic acquisition is the potential savings attainable through rationalization of the target company's cost structure.

     - Continue to Achieve Operating Cost Savings. Since the IHF Acquisition, the Company has achieved annualized net cost savings of approximately $25.3 million, including approximately $11.1 million associated with the integration of the Bumble Bee Business. These savings have been achieved primarily through (i) reductions in overhead and duplicative administrative, sales and other personnel ($15.5 million), (ii) streamlining production, distribution, research and administrative functions ($7.3 million) and (iii) savings in packaging and brokerage expenses ($2.5 million). To achieve these cost savings, the Company incurred one time charges of approximately $5.0 million, most of which was recognized in the year ended December 31, 1996. Management expects to be able to achieve further cost savings by continuing these initiatives.

COMPETITIVE STRENGTHS

     Management believes that the Company has the following competitive strengths that will enable it to execute its business strategy effectively.

     - Well-Positioned Products in Growing Markets. The Company's diversified portfolio of branded products is well-positioned to meet the growing demand for convenient and healthy foods. Many of the

       Company's products, such as Chef Boyardee canned pasta and Bumble Bee canned seafood, are quick and easy to prepare and nutritionally sound. As such, management believes these products are particularly appealing to families with children. Many of the Company's other brands also benefit from the trend toward healthier eating, including PAM, Polaner, Ro*Tel and Ranch Style. The Company has introduced several new products that capitalize on the trend toward fat-free foods such as Chef Boyardee 99% Fat-Free, Crunch 'n Munch Fat-Free and Luck's Fat-Free Beans. In addition, the Company's strong southwestern cuisine products provide a platform to capitalize on the cuisine's growing national popularity. Furthermore, through the acquisition of Productos Del Monte, the Company has established a presence in the growing Mexico market for processed food products.

     - Well-Developed Infrastructure with Capacity for Growth. The Company's manufacturing plants and distribution network have significant excess capacity that can be utilized to support the (i) growth of the Company's existing branded and nonbranded businesses, (ii) introduction of new products and entry into new markets and (iii) integration of strategic acquisitions. The Company's principal manufacturing facilities in Milton, Pennsylvania and Vacaville, California are operating at approximately 55% and 28% of their respective capacities (based on a five-day, two-shift work schedule). In addition, the Company has a comprehensive U.S. sales force and distribution network which management believes has the capacity to support substantial increases in volume. Management believes this sales and distribution network enables the Company to meet or exceed customer service requirements by delivering 85% of its sales volume to customers within 24 hours and 100% within 48 hours.

     - Strong Management. The Company's senior management team is comprised of food industry veterans led by C. Dean Metropoulos, the Company's Chairman and CEO, and John Bess, the Company's President and COO. Mr. Metropoulos is CEO of Morningstar and has been CEO of several other food companies, including Stella. During Mr. Metropoulos' tenure at Morningstar and Stella, he implemented successful sales growth and cost reduction strategies which dramatically increased sales and earnings at both companies. Many of these strategies are similar to those that are being implemented by the Company. Mr. Bess has extensive experience in growing established brand names by implementing aggressive consumer based marketing programs. Mr. Bess has 21 years of management and consumer marketing experience at Procter & Gamble, most recently serving as Vice President and Managing Director of Worldwide Strategic Planning for Procter & Gamble's global hair care business, which generated 1996 sales of $2.6 billion. In addition, the Company's six general managers overseeing brand performance have an average of approximately 20 years of experience in the food industry.

     - Strong Profit Margins to Fund Growth. Management believes that the Company's operating profit margins provide financial resources necessary to find the Company's internal growth strategy. From 1991 through 1996 (prior to the Bumble Bee Acquisition), the Company achieved an average annual operating profit margin of 15.2%. As a result of the Company's strong operating profit margins, the Company generated cash flow from operations of $146.0 million in 1996. Management believes that its high operating profit margins and cash flow from operations result from the Company's leading market position in high margin food categories as well as the cost efficiencies gained from significant historical investment in the Company's manufacturing and distribution network. The Company's strong financial performance and its relatively low capital expenditure requirements are expected to generate significant cash flow to fund the Company's internal growth strategy.

INDUSTRY

     The U.S. food industry is characterized by relatively stable growth based on modest price and population increases. Over the last ten years, the industry has experienced consolidation as competitors have shed non-core business lines and made strategic acquisitions to complement category positions, maximize economies of scale in raw material sourcing and production and expand retail distribution. The importance of sustaining strong relationships with retailers has become a critical success factor for food companies and is driving many initiatives such as category management. Food companies with category leadership positions and strong retail relationships have increasingly benefited from these initiatives as a way to maintain shelf space and maximize distribution efficiencies.

     Consumer demand for food products in the United States is being strongly influenced by the growth of the "baby boomer" population. The changing lifestyles and needs of these individuals -- now between the ages of 31 and 50 -- have driven the introduction of nutritious foods that are convenient to prepare and provide quick family meal alternatives. The primary target market for convenience foods includes baby boomer parents and approximately 39 million children between the ages of 5 and 14.


     In addition to the U.S. market, certain international markets with above-average population growth and expanding economies offer substantial growth potential for the industry, especially for companies with existing international sales of popular U.S. brands. Moreover, the food service and private label markets provide alternative opportunities for growth by branded food companies.


PRODUCTS AND MARKETS

     In the United States, the Company manufactures and markets popular branded food products that are leaders within their respective markets. The Company's domestic branded food business is complemented by a strong presence in Canada, Mexico and Puerto Rico, growing food service and private label businesses and sales to the U.S. military.

     In the United States, the Company groups its brands into five general categories consisting of Chef Boyardee branded products, Bumble Bee branded products, specialty brands, southwestern cuisine and snack foods. The following table sets forth aggregate net sales and related information for each of these five general categories and the Company's other markets for the periods indicated.(1)


                                        YEAR ENDED DECEMBER 31,                     NINE MONTHS ENDED SEPTEMBER 30,
                         ------------------------------------------------------   -----------------------------------
                               1994               1995               1996               1996               1997
                         ----------------   ----------------   ----------------   ----------------   ----------------
                                    % OF               % OF               % OF               % OF               % OF
                         AMOUNT    TOTAL    AMOUNT    TOTAL    AMOUNT    TOTAL    AMOUNT    TOTAL    AMOUNT    TOTAL
                                                                (IN MILLIONS)
CHEF BOYARDEE..........  $  452     29.1%   $  354     26.1%   $  400     27.0%   $  306     27.1%   $  308     28.0%
BUMBLE BEE.............     410     26.4%      394     29.1%      396     26.7%      312     27.6%      276     25.1%
SPECIALTY BRANDS
  PAM..................      86      5.5%       67      4.9%       85      5.8%       62      5.5%       58      5.3%
  Polaner..............      72      4.6%       60      4.4%       61      4.1%       46      4.0%       39      3.5%
  Gulden's.............      18      1.2%       17      1.3%       17      1.1%       13      1.2%       14      1.3%
  All Other(2).........       5      0.4%        4      0.3%        4      0.3%        3      0.3%        3      0.3%
                         ------    ------   ------    ------   ------    ------   ------    ------   ------    ------
    Total Speciality...     181     11.7%      148     10.9%      167     11.3%      124     11.0%      114     10.4%
SOUTHWESTERN CUISINE
  Ro*Tel...............      26      1.6%       19      1.4%       26      1.8%       18      1.6%       19      1.7%
  Ranch Style..........      47      3.1%       41      3.0%       44      3.0%       34      3.0%       35      3.2%
  Luck's...............      28      1.8%       27      2.0%       29      1.9%       20      1.8%       20      1.8%
  Dennison's...........      27      1.7%       19      1.4%       22      1.5%       16      1.4%       15      1.4%
                         ------    ------   ------    ------   ------    ------   ------    ------   ------    ------
    Total
      Southwestern.....     128      8.2%      106      7.8%      121      8.2%       88      7.8%       89      8.1%
SNACK FOODS
  Crunch 'n Munch......      53      3.4%       40      3.0%       49      3.3%       36      3.2%       41      3.7%
  Campfire.............      40      2.6%       53      3.9%       55      3.7%       41      3.6%       33      3.0%
  Jiffy Pop............       6      0.4%        5      0.3%        5      0.3%        4      0.4%        4      0.4%
  Glazed Pretzels......      --        --       --        --       --        --       --        --        1      0.1%
                         ------    ------   ------    ------   ------    ------   ------    ------   ------    ------
    Total Snack........      99      6.4%       98      7.2%      109      7.3%       81      7.2%       79      7.2%
OTHER MARKETS
  Canada...............      56      3.6%       53      3.9%       49      3.3%       38      3.4%       41      3.7%
  Food service and
    private label......     106      6.9%      111      8.2%      131      8.8%       96      8.5%      107      9.7%
  Mexico, Puerto Rico
    and
    International......     100      6.4%       71      5.3%       89      6.0%       68      6.0%       69      6.2%
  Military.............      21      1.3%       20      1.5%       20      1.4%       16      1.4%       16      1.6%
                         ------    ------   ------    ------   ------    ------   ------    ------   ------    ------
        Total Other
          Markets......     283     18.2%      255     18.9%      289     19.5%      218     19.3%      233     21.2%
                         ------    ------   ------    ------   ------    ------   ------    ------   ------    ------
        AGGREGATE NET
          SALES........  $1,553    100.0%   $1,355    100.0%   $1,482    100.0%   $1,129    100.0%   $1,099    100.0%
                         ======    ======   ======    ======   ======    ======   ======    ======   ======    ======


---------------

(1) Aggregate net sales include sales of the Company as well as sales of Heritage, the Bumble Bee Business, Productos Del Monte and Creative Products for each of the periods shown.

(2) Includes Wheatena, Maypo and Maltex hot cereals and G. Washington's dry seasonings and broths.

CHEF BOYARDEE (27.0% OF 1996 AGGREGATE NET SALES)

     Created by Hector Boiardi in 1929 and acquired by the Company in 1946, Chef Boyardee is one of the nation's most recognizable brand names. The Chef Boyardee product line consists of canned pasta, microwave pasta, pizza kits, dry dinners and pizza and spaghetti sauces. Chef Boyardee products are found in over half of all American homes with children. Management believes that Chef Boyardee products appeal to families with children because they are generally convenient, nutritionally sound and inexpensive relative to other quick meal and snacking alternatives. Canned pasta is purchased most frequently by women with children between the ages of 3 and 12.

     Chef Boyardee has consistently held the number one share in the $539.1 million canned pasta market. The Company separates the canned pasta category into two segments: "All Family" and "Kids." The "All Family" segment represents canned pasta products primarily consumed by children over the age of six as well as adults. The "Kids" segment represents canned pasta products typically in the shapes of popular cartoon and comic book characters that are primarily consumed by children age six and under. The Company's "All Family" canned pasta line consists primarily of Beef Ravioli and Mini-Ravioli, in both regular and 99% fat-free product offerings, as well as Spaghetti & Meatballs and Beefaroni, and accounts for approximately 87% of the Company's canned pasta sales. The Company's "Kids" canned pasta line features the newly introduced Chef Jr. line and has been reformulated to appeal to younger children. The Chef Jr. line includes shapes such as ABCs and 123s, dinosaurs, creatures of the sea, and licensed characters such as Spiderman, X-Men and Teenage Mutant Ninja Turtles. The Chef Jr. line accounts for approximately 13% of the Company's canned pasta sales.

     As the table below indicates, Chef Boyardee is the leading brand in the canned pasta category with a 57% market share, followed by the Campbell Soup Company's Franco American brand at 37%. The remaining seven percent of this category is fragmented, with private label accounting for approximately five percent.

                                                                           MARKET SHARE
                                                                   -----------------------------
                                                                     CHEF       FRANCO
                SEGMENT                           SIZE             BOYARDEE    AMERICAN    OTHER
                                          (DOLLARS IN MILLIONS)
"All Family"............................          $335               77%         15%        8%
"Kids"..................................           204               23%         72%        5%
                                                ------
     Total Canned Pasta.................          $539               57%         37%        6%
                                                ======

     As indicated in the table above, Chef Boyardee holds a dominant position in its core "All Family" category while Franco American products have the number one position in the "Kids" category. Management believes that its "All Family" products compete primarily within the broader category of prepared or quick meals.

     Management intends to continue to build Chef Boyardee's brand equity through strong advertising support and packaging that aggressively promote the Chef Boyardee brand name. In addition, management believes that sales of Chef Boyardee products can be enhanced by (i) leveraging the Company's dominant position in the "All Family" category by targeting advertising campaigns toward children ages 9 to 13, the older segment of the brand's traditional consumer base, (ii) encouraging greater use of Chef Boyardee products, particularly as an after school snack, and (iii) promoting the nutritional benefits of Chef Boyardee, including its 99% fat-free products, versus other quick meal alternatives.

BUMBLE BEE (26.7% OF 1996 AGGREGATE NET SALES)

     Founded in 1899 and acquired by the Company in July 1997, Bumble Bee is one of the leading brands of premium canned seafood products in the U.S. The Bumble Bee product line consists principally of canned white meat tuna, canned light meat tuna and canned salmon. Bumble Bee holds number one shares of the canned white meat tuna market and the canned salmon market and is the third leading brand in the canned light meat tuna market. Similar to the Company's Chef Boyardee product line, management believes that

Bumble Bee products appeal to consumers because they are convenient to prepare and more nutritious relative to other quick meal and snacking alternatives.

     The canned tuna market in the U.S. is approximately $1.1 billion and is generally segmented into two main categories, white meat ($446.9 million) and light meat ($646.4 million). White meat tuna is processed from albacore tuna and has a superior quality image and premium price compared to light meat tuna (which is processed from skipjack and yellowfin tuna) due to its milder flavor, lighter color and firmer texture. The Company's canned white meat tuna product line represented 47.9% of the Company's canned tuna sales in 1996 and has significantly higher gross margins than the Company's light meat tuna products.

     As the table below indicates, Bumble Bee is the market leader in the white meat canned tuna segment with a 40% market share, followed by H.J. Heinz Company's Starkist brand and Van Camp Seafood Company, Inc.'s Chicken of the Sea brand. In the light meat canned tuna segment, Bumble Bee is the third leading brand with a 16% market share. Private label represents 7% and 15% of the canned white meat market and canned light meat tuna market, respectively. In addition to Bumble Bee's leading market positions in canned tuna, Bumble Bee is also the market leader in canned salmon with a 21% market share.

                                                                          MARKET SHARE
                                                       --------------------------------------------------
           SEGMENT                     SIZE            BUMBLE BEE   STARKIST   CHICKEN OF THE SEA   OTHER
                               (DOLLARS IN MILLIONS)
Canned White Meat Tuna.......          $447               40%         34%             15%            11%
Canned Light Meat Tuna.......          $646               16%         50%             16%            18%

     Sales of Bumble Bee products have suffered as a result of being owned by a financially troubled company that was highly leveraged and had capital constraints which limited Bumble Bee Seafoods ability to source raw fish and effectively market its products. To help stimulate sales of Bumble Bee products, management intends to (i) pursue a consumer-based marketing and advertising strategy that leverages the equity of the Bumble Bee brand name and promotes the healthy and convenience features of its products, (ii) introduce complementary products under the Bumble Bee brand name that emphasize the convenience and nutritional benefits of canned seafood, (iii) broaden the distribution of Bumble Bee products to include alternative markets such as food service operators and
(iv) aggressively source albacore tuna for Bumble Bee canned white meat tuna.

SPECIALTY BRANDS (11.3% OF 1996 AGGREGATE NET SALES)

     The Company's portfolio of specialty brands consists primarily of PAM, Polaner and Gulden's, each of which commands leading national positions in its defined markets. These brands have broad consumer recognition that has been developed through strong marketing and advertising support.

     PAM. PAM established the market for non-stick cooking spray with its introduction in the 1960s. The Company's PAM products include Original, Butter and Olive Oil non-stick cooking sprays. The Company's advertising and marketing strategy for PAM emphasizes that it is the only all-natural cooking spray for healthy, low-fat cooking. As a result of PAM's image and performance, the brand enjoys a loyal customer base and a premium price.

     In grocery outlets, the non-stick cooking spray category has grown at a compound annual rate of approximately 11% from 1993 to 1996. Management believes that this rapid sales growth has been driven by a trend toward healthier eating and cooking. Several well-known chefs and numerous cookbook and magazine recipes have advocated cooking sprays in lieu of fattier oils and spreads. PAM is the market leader in the $160.8 million non-stick cooking spray category with 52% of the market, while CPC International, Inc.'s Mazola, Procter & Gamble's Crisco and ConAgra's Wesson have market shares of 13%, 5% and 2%, respectively. Private label accounts for most of the remaining market share with approximately 20%, of which Creative Products produces the majority.

     Management intends to capitalize on PAM's premium image and the trend toward healthier eating by identifying and promoting new usage occasions through print advertising campaigns and on-package and in-store recipe suggestions. The Company plans to introduce two new flavors, garlic and lemon, and a barbecue spray that is formulated to withstand higher heat. In addition, the Company has begun to distribute PAM in Mexico.

     Polaner. The Polaner brand is comprised of a broad array of products competing within the general fruit spread (including jams, jellies, preserves and fruit-juice-sweetened spreads) and wet spices markets. The focal point of the Company's Polaner marketing efforts are the "All-Fruit" fruit-juice-sweetened line of spreads that accounted for approximately 74% of all Polaner brand sales in 1996. The Company emphasizes Polaner's premium image and quality in order to differentiate the brand from its competitors.

     Fruit spreads are a $678.9 million category, with the fruit-juice-sweetened segment representing $85.9 million of the category. The fruit-juice-sweetened segment consists of premium products that contain less refined sugar than other spreads such as jams and preserves. The primary consumers of fruit-juice-sweetened spreads are women over the age of 35 with higher incomes. Since the Polaner brand was acquired by the Company and expanded to national distribution less than three years ago, its market share in the fruit-juice-sweetened segment has increased from 32% in 1993 to 48% currently. Polaner's nearest competitor in this segment is J.M. Smucker Co.'s Simply Fruit at 32%.

     Gulden's. Charles Gulden created Gulden's mustard in New York City in 1862 and received a number of awards in international food competitions. The Company acquired the brand in 1962. Gulden's mustard is the leader in the brown mustard segment with a 50% market share, followed by French's Deli Style with a 25% market share. Brown mustard is a $40.9 million segment of the $269.9 million mustard category. The brown mustard grocery segment grew at a compound annual rate of 10% between 1993 and 1996.

     Other Grocery Brands. A number of smaller brands complete the Company's national specialty brands portfolio, including Maypo, Wheatena and Maltex hot cereals and G. Washington's dry seasonings and broths.

SOUTHWESTERN CUISINE (8.2% OF 1996 AGGREGATE NET SALES)

     The Company offers products in the growing southwestern cuisine market on a national basis with tomato-based items and on a regional basis with beans and chili. Canned beans and canned chili are $965.5 million and $291.4 million categories, respectively, with the West and Southwest representing approximately 60% of total U.S. canned chili volume. Tomatoes with green chilies is a $38.7 million category, with the Southwest representing approximately 51% of total U.S. volume.

     A number of the Company's products in the southwestern cuisine categories, including Dennison's black bean chili with chorizo sausage and beef and Ro*Tel diced tomatoes with green chilies, are targeted at the U.S. Hispanic population which is expected to increase 30% between 1996 and 2005 according to the most recent Bureau of Census report. In addition, management believes that the growing national market for beans, which is being driven by trends toward healthier eating, will benefit the Company's Ranch Style brand. In general, southwestern cuisine products have enjoyed above average growth over the past five years.

     Ro*Tel. The Company's Ro*Tel brand, which consists of diced tomatoes with green chilies and whole tomatoes with green chilies, has a 76% market share. The brand was introduced in the early 1940s and acquired by the Company in 1992. The brand is known as a zesty, robust and flavorful tomato ingredient used primarily in combination with processed cheese as a dip for tortilla chips. The Company's marketing strategy for Ro*Tel has primarily consisted of print advertising campaigns and on-package recipes which feature Ro*Tel as the secret ingredient that can be used to enhance traditional dishes. The Company recently introduced two product extensions, "mild" and "extra hot" and has plans to launch two more flavors in 1997, Mexican Fiesta and Italian Harvest. In addition, management has initiated a program to expand Ro*Tel sales and is planning to market Ro*Tel in Mexico.

     Ranch Style. Ranch Style beans were created in the early 1930s and soon became known for their authentic western-style flavor. The Company purchased the brand in 1983. The Ranch Style product line consists of pork 'n beans, baked beans, refried beans, other beans, chili and beef-stew. The brand is marketed primarily in the southwestern United States where it led the region with a 23% share of the miscellaneous canned bean market and a 39% share of the pork and beans market. With ingredients that are low in fat and high in protein, Ranch Style products are positioned to satisfy the growing trend toward healthy eating. The Company expanded the line offering by introducing four new baked bean items as well as beans with sweet onions. Ranch Style has had a presence in Mexico for over five years and management believes that sales of the brand can be expanded in this market. On a combined basis, Ranch Style leads the canned bean category in the Southwest with a 27% market share.

     Luck's. Luck's was created in the early 1950s in Seagrove, North Carolina. The Company acquired the product line in 1967. Luck's is the leader in the $62.2 million miscellaneous bean market in the Southeast with a 30% market share. The Luck's product family primarily includes bean products known for their traditional southern-style flavor. In July 1997, the Company launched the first fat-free entries into the miscellaneous beans category with four new Luck's fat-free items.

     Dennison's. The Company's Dennison's product line was originated as a family recipe by Mrs. May Belle Dennison in 1915 and was purchased by the Company in 1954. The Dennison's line consists primarily of chili con carne with and without beans, extra hot chili and recently introduced reduced fat, turkey and vegetarian chili. These products are marketed as the "Stand Up" chili with a distinctly extra thick and hearty profile. The brand has traditionally been marketed in the West where it has an 18% share of the region's $111.1 million canned chili market.

SNACK FOODS (7.3% OF 1996 AGGREGATE NET SALES)

     In the snack food category, the Company's brands include Crunch 'n Munch glazed popcorn and pretzels, Campfire marshmallows and marshmallow crisp rice bars and Jiffy Pop unpopped popcorn.

     Crunch 'n Munch. Crunch 'n Munch, a combination of popcorn and fresh dry roasted peanuts coated with a butter toffee glaze, was created in 1966. Crunch 'n Munch, which holds the number one position in the glazed popcorn segment, is offered in four flavors (Buttery Toffee, Caramel, Almond Supreme and Fat Free Buttery Toffee). Crunch 'n Munch is positioned as a snack to satisfy the salty and sweet cravings of consumers. The Company believes that the brand's new contemporary package design, which emphasizes the Crunch 'n Munch brand name, and its new fat-free product, as well as further product line extensions such as the recently introduced Crunch 'n Munch Glazed Pretzels in two flavors (Toffee and Apple Cinnamon), will allow it to increase its consumer base. Moreover, management believes that the brand can achieve significantly higher levels of sales with increased marketing support.

     Glazed popcorn is a $74.4 million segment within the $5 billion snack category, a category which grew at an annual rate of five percent from 1992 to 1995. Glazed popcorn products are purchased by consumers of all ages. Younger households are more likely to purchase Borden, Inc.'s Cracker Jack brand due to its appeal to kids, while older households are more likely to purchase Crunch 'n Munch due to its appeal to adults. Crunch 'n Munch commands a 37% market share, followed by Cracker Jack at 33%. No other competitor accounts for more than 10% of the market.

     Campfire. The Company's Campfire product line consists of marshmallows and marshmallow crisp rice bars. The Campfire brand name enjoys broad consumer recognition, as it is the oldest brand name in the marshmallow category. Campfire Marshmallow Munchie is the third leading marshmallow crisp rice bar with an 7% market share of this $166.3 million market, behind Kellogg Company's Rice Krispies brand with a 60% market share and General Mills, Inc.'s Golden Graham Treats with a 22% market share. Campfire marshmallow is the second leading brand in the $113.9 million grocery marshmallow market with a 6% market share. Favorite Brands, Inc.'s Jet Puff brand is the market leader with a 48% market share, with private label accounting for the balance of the market.

     Management believes that Campfire sales will continue to grow over the next several years due to (i) growth in the marshmallow crisp rice bar category and
(ii) the Campfire product line gaining a larger share of the branded and private label marshmallow and marshmallow crisp rice bar markets through expanded distribution.

OTHER MARKETS (19.5% OF 1996 AGGREGATE NET SALES)

     The Company's branded business in the United States is complemented by a strong presence in Canada, Mexico and Puerto Rico, growing food service and private label businesses, and sales to the U.S. military.

     Canada. The Company markets Chef Boyardee canned pasta, PAM cooking spray, Crunch 'n Munch glazed popcorn and certain other products in Canada. The Company commands the number one market share position in canned pasta, cooking spray and glazed popcorn sales in Canada, with Chef Boyardee canned pasta, PAM and Crunch 'n Munch.

     Food Service. The Company supplies many of its products to restaurants, institutions, schools, ballparks, the vending trade, distributors and chain accounts. In addition, the Company has implemented a number of initiatives to expand the penetration of its branded products in the food service industry, including broadening its product lines to meet the specialized needs of the food service industry and increasing its marketing and sales efforts. The Company's recent acquisition of Creative Products has expanded its product offering and sales to food service customers. Management believes that opportunities exist to utilize the Company's excess plant capacity to facilitate additional growth in food service sales.

     Private Label. The primary products manufactured by the Company under private labels are prepared pasta, jams and jellies, cooking spray and marshmallow products. Private label represents an additional opportunity for growth and the utilization of excess plant capacity. Management believes that the addition of Creative Products' dedicated private label sales force will help the Company broaden its private label business.


     Mexico, Puerto Rico and International. Through the Company's subsidiary, Productos Del Monte, the Company is a leading manufacturer and marketer of branded catsup, canned vegetables and bottled salsa in Mexico. The Company intends to expand sales of its U.S. products in Mexico, initially targeting PAM and Ranch Style, and plans to use Productos Del Montes sales and distribution capabilities to achieve this strategy. In addition, the Company markets Chef Boyardee canned pasta, Crunch 'n Munch and Jiffy Pop in Puerto Rico. The Company believes that Chef Boyardee, with over 25 years of sales in Puerto Rico, commands 98% of the Puerto Rico canned pasta market. Moreover, the Company's products are exported to over 35 other countries.


     Military. The Company sells many of its products to U.S. military bases both in the U.S. and internationally. Products sold to the military include Chef Boyardee canned pasta, PAM cooking spray, Crunch 'n Munch glazed popcorn, Polaner fruit spreads and Ranch Style beans.

MARKETING, SALES AND DISTRIBUTION

     The Company's marketing programs consist of advertising, consumer promotions and trade promotions. The Company's advertising program is comprised of television, newspaper and magazine advertising aimed at increasing consumer awareness of the Company's brands and building customer loyalty. Consumer promotions include targeted coupons and on-package offers designed to generate trial usage and increase purchase frequency. The Company's trade promotions focus on obtaining retail display support, achieving key price points and securing retail shelf space. The Company intends to continue to focus its marketing efforts towards building brand equity through consumer advertising and trial generating activities rather than trade spending and discounting.

     The Company sells its products in the United States through its direct sales force and a network of food brokers. The Company maintains U.S. regional sales offices in New Jersey, North Carolina, Georgia, Illinois, Texas, California and Florida. The Company's products reach all major classes of trade, including grocery wholesalers and distributors, grocery stores and supermarkets, convenience stores, drug and mass merchants and warehouse clubs. The Company distributes its products in the United States through 26 distribution points, nine of which are owned by the Company and 17 of which are leased. The Company's distribution system uses a combination of common carrier trucking, Company trucks and inter-modal rail transport. In Canada, the Company operates six distribution points, one of which is Company-owned. In Mexico, Productos Del Monte operates five distribution centers. Management believes that the Company's comprehensive U.S. sales and distribution network enables the Company to deliver 85% of its sales volume to customers within 24 hours and 100% within 48 hours. Management believes that the Company's sales and distribution network has the capacity to support substantial increases in volume.

     None of the Company's customers represent more than 10% of the Company's aggregate net sales.

COMPETITION

     The food products business is highly competitive. Numerous brands and products compete for shelf space and sales, with competition based primarily on brand recognition and loyalty, price, quality and convenience. The Company competes with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. A number of these competitors have broader product lines as well as substantially greater financial and other resources available to them.

RAW MATERIALS

     The primary raw materials used in the Company's operations include tin cans, flour, meat, tomatoes, tuna, salmon, fruit and fruit-juice concentrates, beans and peanuts. All of the Company's raw materials are widely available from numerous suppliers, other than white albacore tuna processed by the Bumble Bee Business, for which there is limited worldwide supply and number of suppliers.

PRODUCTION AND FACILITIES

     The Company operates the manufacturing plants described in the following table. All of these plants are owned by the Company, other than the Utah facility, which the Company leases under an operating lease with an initial term that expires in 1999 and containing a renewal option for an additional five year term. Management believes that the Company's manufacturing plants have sufficient capacity to accommodate the Company's planned growth over the next five years.

          LOCATION            SQUARE FEET                 PRODUCTS MANUFACTURED
Milton, Pennsylvania........    895,000     Canned pasta, microwave products, mustard, glazed
                                            popcorn, pizza kits, dinner kits and sauces
Vacaville, California.......    354,800     Canned pasta, microwave products, tomatoes with
                                            green chilies, chili and tomato paste
Mayaguez, Puerto Rico.......    222,000     Canned tuna
Irapuato, Mexico............    212,000     Catsup, canned vegetables and bottled salsa
Clearfield, Utah............    210,000     Marshmallows and marshmallow crisp rice bars
Fort Worth, Texas...........    204,800     Beans and chili
Seagrove, North Carolina....    198,000     Beans, vegetables, fruit and popcorn
Rossville, Illinois.........    193,000     Cooking spray and health and beauty aids
Niagara Falls, Canada.......    165,500     Canned pasta, pizza kits, dinner kits, sauces and
                                            glazed popcorn
Santa Fe Springs,               122,000
  California................                Canned tuna
Manta, Ecuador..............     66,000     Canned tuna and tuna loins for processing in the
                                            Company's Santa Fe Springs facility
Highspire, Pennsylvania.....     29,000     Cereals

     The Company has also entered into co-packing (third party manufacturing) agreements with several manufacturers for Bumble Bee canned salmon, Polaner fruit spreads and spices, PAM cooking spray and G. Washington's dry seasonings and broths. In 1995, these plants produced approximately eight million cases of finished product for the Company, as compared to approximately 50 million cases of products produced by the Company. In addition, the Company owns or leases 37 distribution points throughout North America and Latin America. See "Marketing, Sales and Distribution."

     The Company leases office space in Parsippany, New Jersey, San Diego, California and Greenwich, Connecticut under operating leases expiring in November 2006, January 1998 and October 2004, respectively.

In addition, the Company owns a 30% interest in a water treatment plant adjacent to its Puerto Rico processing plant.

TRADEMARKS

     The Company owns a number of registered trademarks, including Chef Boyardee, Bumble Bee, PAM, Franklin Crunch 'n Munch, Polaner, Gulden's, Jiffy Pop, Dennison's, Luck's, Ranch Style, Ro*Tel, Campfire, Marshmallow Munchie and
G. Washington's. Registration of the Chef Jr. trademark is pending. Wheatena, Maypo and Maltex are registered trademarks licensed to the Company. Management is not aware of any fact that would have a materially adverse impact on the continuing use of these trademarks. See "Risk Factors -- Trademarks."

EMPLOYEES

     As of November 1, 1997, the Company employed approximately 6,700 people. Approximately 45% of the Company's employees are unionized. Approximately 50% of the unionized employees are represented by the United Food & Commercial Workers International Union (part of the AFL-CIO) and have collective bargaining agreements which extend into the year 2001. Approximately 14% of the unionized employees are represented by the Teamsters Union and have recently renegotiated collective bargaining agreements. During the negotiation in July 1997, the Teamsters Union employees went on strike for six days. The strike was resolved and a new collective bargaining agreement that expires March 31, 2001 was entered into on terms satisfactory to the Company. The Company is not aware of any pending or threatened National Labor Relations Board arbitration proceedings relating to the strike.

CERTAIN LEGAL AND REGULATORY MATTERS

     Food Safety and Labeling. The Company is subject to the Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, labeling, packaging and safety of food. For example, the FDA regulates manufacturing practices for foods through its current "good manufacturing practices" regulations and specifies the recipes for certain foods. In addition, the Nutrition Labeling and Education Act of 1990 prescribes the format and content of certain information required to appear on the labels of food products. The Company is subject to regulation by certain other governmental agencies, including the U.S. Department of Agriculture. Although the Company has voluntarily recalled products from time to time in the past, no such recall has had a material effect on the Company's results of operations.

     The operations and products of the Company are also subject to state and local regulation through such measures as licensing of plants, enforcement by state health agencies of various state standards and inspection of facilities. Enforcement actions for violations of federal, state and local regulations may include seizure and condemnation of products, cease and desist orders, injunctions or monetary penalties. Management believes that the Company's facilities and practices are sufficient to maintain compliance with applicable government regulations, although there can be no assurances in this regard.

     Federal Trade Commission. The Company is subject to certain regulations by the FTC. Advertising of the Company's products is subject to regulation by the FTC pursuant to the Federal Trade Commission Act and the regulations promulgated thereunder.

     Employee Safety Regulations. The Company is subject to certain health and safety regulations, including regulations issued pursuant to the Occupational Safety and Health Act. These regulations require the Company to comply with certain manufacturing, health and safety standards to protect its employees from accidents.

     Environmental. The Company's operations and properties are subject to a wide variety of increasingly complex and stringent federal, state and local laws and regulations governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. As such, the nature of the Company's operations exposes it to the risk of claims with respect to environmental matters.

     The Company has been named as a potentially responsible party (a "PRP") at two federal Superfund sites. At both sites, the Company has accepted de minimus settlement offers from the EPA. One such settlement offer has been paid and the Company expects to pay the other such settlement offer in late 1997.

     In April 1997, the Company received an estimate from an independent environmental consultant in connection with potential clean-up costs at its facilities (other than those facilities utilized in the Bumble Bee Business). Such consultant estimated clean-up costs to be between $500,000 and $5.0 million. In 1995, the water treatment plant in Mayaguez, Puerto Rico that is 30% owned by the Company entered into a consent decree pursuant to which it agreed to implement remedial capital improvements to improve its waste-water discharge. The Company will be responsible for 30% of the costs of these improvements, which are not expected to be material to the Company. Based upon its experience to date, the Company believes that the future cost of compliance with existing environmental laws, regulations and decrees, and liability for known environmental claims, will not have a material adverse effect on the Company's financial statements as a whole. However, future events, such as changes in existing laws and regulations or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material.

     Insurance. The Company maintains general liability, product liability, property, workers' compensation and other insurance in amounts and on terms that it believes are customary for companies similarly situated. The Company does not generally maintain insurance for product liability claims.

     Litigation. The Company, in the ordinary course of business, is involved in various legal proceedings. The Company does not believe the outcome of these proceedings will have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table provides information concerning the directors and executive officers of the Company.

            NAME               AGE                          POSITION
C. Dean Metropoulos..........  50     Chairman of the Board and Chief Executive Officer
John H. Bess.................  45     President and Chief Operating Officer
William J. Feeney............  45     Executive Vice President
N. Michael Dion..............  40     Senior Vice President and Chief Financial Officer
Christopher J. Guida.........  36     Senior Vice President -- Grocery Field Sales
Michael Larney...............  40     Senior Vice President and General Manager -- Chef
                                        Boyardee
Gerardo I. Lopez.............  38     Senior Vice President and General Manager --
                                        Southwestern Cuisine
M. Kelley Maggs..............  45     Senior Vice President and General Counsel
John Sottile.................  43     Senior Vice President and General Manager --
                                        Specialty Brands
Frank Valdez.................  46     Senior Vice President and General Manager --
                                        Operations
Stephen Van Tassell..........  41     Senior Vice President and General Manager -- Snack
                                        Foods
Lynne M. Misericordia........  34     Treasurer
Thomas O. Hicks..............  51     Director
L. Hollis Jones..............  43     Director
Michael J. Levitt............  38     Director
M. L. Lowenkron..............  66     Director
Alan B. Menkes...............  38     Director
Roger T. Staubach............  55     Director
Charles W. Tate..............  52     Director

     Executive officers of the Company are appointed by the Board of Directors and serve at the Board's discretion. A brief biography of each director and executive officer follows:

     C. Dean Metropoulos has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since November 1996. Mr. Metropoulos is the Chief Executive Officer of C. Dean Metropoulos & Co., a management services company and Morningstar. From 1983 through 1993, Mr. Metropoulos served as President and Chief Executive Officer of Stella. Prior to 1983, Mr. Metropoulos served in several executive positions with GTE Corporation, including Vice President and General Manager-Europe, and Vice President and Controller-GTE International. Mr. Metropoulos also serves as a director of Morningstar and Ghirardelli Chocolate Company ("Ghirardelli").

     John H. Bess joined the Company in September 1997 as President and Chief Operating Officer. From 1975 until joining the Company, Mr. Bess held numerous positions with Procter & Gamble, most recently serving as Vice President and Managing Director of Worldwide Strategic Planning. Mr. Bess is a graduate of Clark University and received an M.B.A. in marketing from New York University.

     William J. Feeney has been the Company's Executive Vice President since January 1997. From January 1997 to September 1997, Mr. Feeney managed day-to-day operations of the Company. He has been with the Company for 25 years, primarily in sales management, as well as senior positions in marketing. Mr. Feeney received his A.A.S. from the State University of New York.

     N. Michael Dion joined the Company as a Senior Vice President and its Chief Financial Officer in December 1996. Prior to joining the Company, Mr. Dion served as the Vice President of Finance for C. Dean Metropoulos & Co. and for LBJ Holdings, Inc., a Connecticut based baking company. Mr. Dion also served as a financial advisor to Morningstar and to Ghirardelli. Prior to joining Metropoulos & Co., Mr. Dion was the Vice President of Finance for Stella from 1990 through December 1994. Mr. Dion is a Certified Public Accountant and holds a B.S. in Business Administration and Finance and Accounting from the University of Vermont.

     Christopher J. Guida has served as the Company's Senior Vice
President -- Grocery Field Sales since November 1996. He joined the Company in 1984. His experience at the Company includes field and broker sales management, sales training and customer service positions. Mr. Guida received his B.A. degree from Oaklava University.

     Michael Larney joined the Company in 1979 and has served as the Company's Senior Vice President & General Manager -- Chef Boyardee since November 1996. From 1979 to 1996, Mr. Larney worked in the Company's grocery field sales division. Mr. Larney received his B.A. from the University of Connecticut.

     Gerardo I. Lopez has served as Senior Vice President & General
Manager -- Southwestern Cuisine since April 1997. Before joining the Company, Mr. Lopez held a variety of positions, including Area Vice President for Frito-Lay, at Pepsico from 1986 to 1996. Mr. Lopez graduated with a M.B.A. from Harvard University and a B.B.A. from George Washington University.

     M. Kelley Maggs joined the Company as Senior Vice President and General Counsel in November 1996. Prior to joining the Company, Mr. Maggs served as Vice President, Secretary and General Counsel for Stella Foods, Inc. from 1993 through 1996. Before joining Stella he was in private law practice from 1979 through 1993. Mr. Maggs holds a B.A. from Niagara University and a J.D. from George Mason University.

     John Sottile joined the Company in December 1996 as Senior Vice President & General Manager -- Specialty Brands. Mr. Sottile worked as a Senior Vice President at Stella from 1989 to 1995. In addition, Mr. Sottile's experience includes marketing and general management at Joseph E. Seagram & Sons and Kraft Foods. Mr. Sottile received his M.B.A. from Fordham University.

     Frank Valdez joined the Company in September 1997 as Senior Vice President & General Manager -- Operations. Prior to coming to the Company, Mr. Valdez was President and Chief Operating Officer for USA Detergents, Inc. from 1995 to 1997. Mr. Valdez served in various positions, including Director of Manufacturing, with Reckett & Coleman from 1990 to 1995. Mr. Valdez graduated from the University of Pennsylvania with a M.B.A. and the University of Maryland with a B.B.A.

     Stephen Van Tassel has been the Company's Senior Vice President and General Manager -- Snack Foods since August 1, 1996. He joined the Company in 1992, and before becoming Senior Vice President, held various positions with the Company, primarily in product management. Before joining the Company, Mr. Van Tassel held positions with General Mills and ConAgra. Mr. Van Tassel received his B.A. from Bowdoin College and his M.B.A. from Dartmouth College.

     Lynne M. Misericordia has been employed with the Company since August 1985 and was named Treasurer of the Company in November 1996. Ms. Misericordia has held several other financial positions in the Company since 1992. From 1988 to 1992 she held positions in American Home Products's compliance and finance departments. Ms. Misericordia received her B.A. from Babson College.

     Thomas O. Hicks has been a Director of the Company since November 1996. Mr. Hicks has been Chairman and Chief Executive Officer of Hicks Muse since co-founding the firm in 1989. Prior to forming Hicks Muse, Mr. Hicks co-founded Hicks & Haas Incorporated in 1983 and served as its Co-Chairman and Co-Chief Executive Officer through 1989. Mr. Hicks also serves as a director of Chancellor Media Corporation, Berg Electronics Corp., Sybron International Corporation, Capstar Broadcasting Corporation, CorpGroup Limited, CCI Holdings and Grupo MVS, S.A. de C.V.

     L. Hollis Jones became a Director of the Company on January 3, 1997. Since August of 1995, Mr. Jones has been the President and Chief Operating Officer of Morningstar. From January 1994 until July 1995, Mr. Jones was President of his own management consulting firm, Hollis Jones, Inc. From February 1983 until forming his own management consulting firm, Mr. Jones held various positions of increasing responsibility at Campbell Taggart, Inc., a subsidiary of Anheuser-Busch, including Vice President-General Manager of its bakery division from June 1992 to January 1994 and President of its diversified division from June 1991 to June 1992.

     Michael J. Levitt has been a Director of the Company since November 1996. Mr. Levitt is a Managing Director and Principal of Hicks Muse. Before joining Hicks Muse, Mr. Levitt was a Managing Director and Deputy Head of Investment Banking with Smith Barney Inc. from 1993 through 1995. From 1986 through 1993, Mr. Levitt was with Morgan Stanley & Co. Incorporated, most recently as a Managing Director responsible for the New York based Financial Entrepreneurs Group. Mr. Levitt also serves as a director of Atrium Companies, Inc., Sunrise Television Corp. and Ghirardelli.

     M. L. Lowenkron has been a Director of the Company since November 1996. From January 1995 through June 1996, Mr. Lowenkron served as President and Chief Executive Officer of G. Heileman Brewing Co. Mr. Lowenkron served as Chairman of the Board and Chief Executive Officer of A&W Brands, Inc. ("A&W") from December 1991 to October 1993, and served as President of A&W and its predecessors from 1980 to December 1991. Mr. Lowenkron serves as a Director of Hat Brands, Inc., and Depuy Inc. Mr. Lowenkron also serves as First Vice Chairman of the National Easter Seal Society.

     Alan B. Menkes has been a Director of the Company since November 1996. Mr. Menkes is a Managing Director and Principal of Hicks Muse. Before joining Hicks Muse in 1992, Mr. Menkes was employed by The Carlyle Group, a Washington D.C.-based private investment firm, most recently as a Senior Vice President. Mr. Menkes also serves as a director of Hedstrom Holdings, Inc. Mr. Menkes also serves as a vice president and assistant secretary of the Company.

     Roger T. Staubach has been a Director of the Company since November 1996. Since 1983, Mr. Staubach has served as the Chairman and Chief Executive Officer of The Staubach Company, a diversified real estate company. Mr. Staubach also serves as a director of Halliburton Company, Brinker International, Inc., and Columbus Realty Trust, and as a trustee of American AAdvantage Funds.

     Charles W. Tate has been a Director of the Company since November 1996. Mr. Tate is President of Hicks Muse, which he joined as Managing Director and Principal in 1991. Prior to that date, Mr. Tate was with Morgan Stanley & Co. Incorporated from 1972 where he was Managing Director in both its Merchant Banking Division and Mergers and Acquisitions Department. Mr. Tate also serves as a director of The Morningstar Group, Inc., International Wire Group, Inc., Berg Electronics Corp., DESA Holdings Corporation, Seguros Comercial America, S.A. de C.V., Vidrio Formas, S.A. de C.V. and Mandeville Cable Partners Argentina I.

ELECTION AND COMMITTEES OF DIRECTORS

     Each of the directors of the Company was appointed by Hicks Muse at the time of, or shortly after, the IHF Acquisition. The Board of Directors has been reclassified into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of the stockholders. Mr. Jones and Mr. Staubach are Class I directors whose terms of office will expire at the annual meeting of stockholders in 1998; Messrs. Menkes, Levitt, and Lowenkron are Class II directors whose terms of office will expire at the annual meeting of stockholders in 1999; and Messrs. Hicks, Tate and Metropoulos are Class III directors whose terms of office will expire at the annual meeting of stockholders in 2000.

     The Board of the Directors of the Company has three committees: an audit committee, a compensation committee and an executive committee. The audit committee's functions include recommending to the Board of Directors the engagement of the Company's independent public accountants and reviewing with such accountants the plans for, and the result and scope of, their auditing engagement. The compensation committee determines the compensation of executive officers, including bonuses, and administers the Company's Stock Option Plan. The executive committee is authorized to exercise the powers of the Board of Directors during the intervals between the meetings of the Board of Directors and is from time to time delegated certain authority in matters pertaining to the Company. The audit committee consists of Messrs. Staubach and Lowenkron. The compensation committee consists of Messrs. Tate, Lowenkron and Staubach. The executive committee consists of Messrs. Menkes, Metropoulos and Tate.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth for 1996 and 1995 the compensation awarded to or earned by each person serving as the Company's chief executive officer during 1996 and the four most highly compensated executive officers of the Company other than the Company's chief executive officer at the end of 1996 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                     LONG TERM
                                                                    COMPENSATION
                                                                    ------------
                                           ANNUAL COMPENSATION       SECURITIES
                                          ---------------------      UNDERLYING        ALL OTHER
   NAME AND PRINCIPAL POSITION     YEAR   SALARY($)   BONUS($)        OPTIONS      COMPENSATION($)(1)
C. Dean Metropoulos
  Chief Executive Officer(2).....  1996    150,000(7)        --      3,518,342(3)           --
                                   1995         --           --             --              --
Kenneth J. Martin
  President(4)...................  1996    309,616    1,233,333(8)   1,346,914(3)        9,652
                                   1995    280,000      230,000(5)      30,000           7,528
Stephen Van Tassel
  Senior Vice President and
     General Manager -- Snack
     Foods.......................  1996    179,900       60,000          5,000(3)        5,535
                                   1995    174,800           --          7,000           6,209
Albert J. Soricelli, Jr.
  Senior Vice President of New
     Ventures and
     International(6)............  1996    166,904      100,000         10,000(3)        5,446
                                   1995    162,000           --         10,000           5,767
William J. Feeney
  Executive Vice President.......  1996    164,808      120,000         10,000(3)        5,388
                                   1995    155,000           --          6,000           5,014

---------------

(1) Amounts represent employer contributions to savings and retirement plans.

(2) Mr. Metropoulos commenced his position as Chairman and CEO of the Company on November 1, 1996 with annual base compensation of $900,000. Effective September 1, 1997, Mr. Metropoulos receives compensation for his services of $1,375,000 and is entitled to receive an annual bonus of up to the same amount. In addition, Mr. Metropoulos receives certain other perquisites, including reimbursement of country club dues.

(3) Messrs. Metropoulos, Martin, Van Tassel, Soricelli and Feeney were granted options to acquire 3,518,342, 1,313,514, 0, 0, and 0 shares of Common Stock, respectively, and 0, 33,400, 5,000, 10,000 and 10,000 shares of American Home Products common stock, respectively, during 1996. See "Option Grants in Last Fiscal Year" below.

(4) Mr. Martin resigned from the Company in January 1997. Concurrently with his resignation, Mr. Martin's options to acquire the Company's stock were cancelled. Mr. Bess was hired in September 1997 to replace Mr. Martin as President and Chief Operating Officer. His annual base salary is $300,000 and he is entitled to receive an annual bonus of up to the same amount. In addition, Mr. Bess is eligible to participate in the Company's benefit plans. In connection with the hiring of Mr. Bess by the Company, Mr. Bess was granted options to purchase an aggregate of 469,112 shares of Common Stock. The exercise price is $10.66 per share. The options vest in equal increments on each of the first three anniversaries of their grant date and expire on the tenth anniversary of their date of grant.

(5) Includes cash in the amount of $115,000 and contingent stock of American Home Products in the amount of $115,000.

(6) Mr. Soricelli's employment with the Company terminated in the fourth quarter of 1997. None of his options granted by the Company had vested at the time of termination.

(7) Amount represents a management fee paid to Mr. Metropolous.

(8) Amount is comprised of $233,000 paid by American Home Products and $1,000,000 paid by the Company. The amount paid by the Company will be reimbursed to the Company in connection with Mr. Martin's resignation.

     The following table contains information about stock options granted by the Company and by American Home Products to the Named Executive Officers in 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                         POTENTIAL REALIZABLE
                                                                                           VALUE AT ASSUMED
                                                                                            ANNUAL RATES OF
                           NUMBER OF     % OF TOTAL                                           STOCK PRICE
                           SECURITIES     OPTIONS                                          APPRECIATION FOR
                           UNDERLYING    GRANTED TO                                       OPTION TERMS($)(1)
                             OPTION     EMPLOYEES IN   EXERCISE PRICE   EXPIRATION    ---------------------------
          NAME              GRANTED         1996         PER SHARE        DATE(1)         5%              10%
OPTIONS GRANTED BY THE COMPANY
  C. Dean
    Metropoulos(2).......   3,518,342      63.64%         $   5.33       11-01-2006    11,791,774      29,882,671
  Kenneth J. Martin(3)...   1,313,514      23.76%             5.33       11-01-2006     4,402,262      11,156,197
  Stephen Van Tassel.....          --         --                --               --            --              --
  Albert J. Soricelli,
    Jr.(4)...............          --         --                --               --            --              --
  William J. Feeney......          --         --                --               --            --              --
OPTIONS GRANTED BY AMERICAN HOME PRODUCTS
  C. Dean Metropoulos....          --         --                --               --            --              --
  Kenneth J. Martin......      33,400       0.42%         $53.0625       05-23-2006        60,462(5)      121,039(5)
  Stephen Van Tassel.....       5,000          *          $53.0625       05-23-2006         9,126(5)       18,120(5)
  Albert J. Soricelli,
    Jr.(4)...............      10,000       0.13%         $53.0625       05-23-2006        18,252(5)       36,239(5)
  William J. Feeney......      10,000       0.13%         $53.0625       05-23-2006        18,252(5)       36,239(5)

---------------

*   Less than 1%.

(1) These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the option was granted through the expiration date of the options.

(2) The exercise price of Mr. Metropoulos' options was $5.33 per share on the date of grant, November 1, 1996 and was increased to $6.40 during the third quarter of 1997. All such options were fully vested on their date of grant.

(3) Mr. Martin resigned from the Company in January 1997. Concurrently with his resignation, Mr. Martin's options were cancelled.

(4) Mr. Soricelli's employment with the Company terminated in the fourth quarter of 1997.

(5) The initial expiration of these options was May 23, 2006. By their terms, however, these options terminated on January 31, 1997. Potential realizable value amounts represent hypothetical gains that could be achieved for the options if they had been exercised at the end of such three month period. These gains are based on assumed rates of stock price appreciation of 5% and 10% from the date the option was granted through January 31, 1997, the accelerated expiration date of the options.

     The following table provides information about the number of shares of stock of the Company and of American Home Products issued upon exercises by the Named Executive Officers during 1996 and the value realized by the Named Executive Officers. The table also provides information about the number and value of options exercisable for shares of stock of the Company and of American Home Products held by the Named Executive Officers at December 31, 1996.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                OPTIONS AT              IN-THE-MONEY OPTIONS AT
                             SHARES                          DECEMBER 31, 1996         DECEMBER 31, 1996 ($)(1)
                           ACQUIRED ON      VALUE       ---------------------------   ---------------------------
          NAME              EXERCISE     REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
OPTIONS OF THE COMPANY
  C. Dean Metropoulos....         --              --      3,518,342            --      44,331,109            --
  Kenneth J. Martin(2)...         --              --             --     1,313,514              --    17,955,736
  Stephen Van Tassel.....         --              --             --            --              --            --
  Albert J. Soricelli,
    Jr.(4)...............         --              --             --            --              --            --
  William J. Feeney......         --              --             --            --              --            --
OPTIONS OF AMERICAN HOME
  PRODUCTS(3)
  C. Dean Metropoulos....         --              --             --            --              --            --
  Kenneth J. Martin......     55,000         982,959              0            --              --            --
  Stephen Van Tassel.....     10,400         182,475          1,600            --          32,800            --
  Albert J. Soricelli,
    Jr.(4)...............     44,400       1,140,631          3,000            --          78,094            --
  William J. Feeney......     47,800       1,446,793         11,600            --         286,125            --

---------------

(1) Based upon a value of the Company's common stock of $19.00 per share and upon a value of American Home Products common stock of $58.625 per share, the closing market price on December 31, 1996.

(2) Mr. Martin resigned from the Company in January 1997. Concurrently with his resignation, Mr. Martin's options were cancelled.

(3) In addition to the amounts set forth in the table above, American Home Products granted options to Messrs. Martin, Van Tassel, Soricelli and Feeney in 1996. By their terms, however, these options terminated on January 31, 1997. Messrs. Martin, Van Tassel, Soricelli and Feeney received $271,375, $40,625, $81,250 and $81,250, respectively, in connection with these cancellations.

(4) Mr. Soricelli's employment with the Company terminated in fourth quarter of 1997.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

     Hicks Muse and C. Dean Metropoulos have established an exclusive relationship to pursue acquisitions of food companies that Mr. Metropoulos will manage. Pursuant to an arrangement with Hicks Muse, Mr. Metropoulos is compensated for his services directly by the companies he manages. Effective September 1, 1997, Mr. Metropoulos receives from the Company annual compensation for his services of $1,375,000 and is entitled to receive an annual bonus of up to the same amount. In addition, Mr. Metropoulos receives an equity position, typically in the form of stock options, in the companies he manages. At the time of the IHF Acquisition, Mr. Metropoulos was granted options to acquire 3,518,342 shares of Common Stock presently exercisable at $6.40 per share. In addition, during the fourth quarter of 1997 Mr. Metropoulos was granted options to acquire 100,398 shares of Common Stock at an exercise price of $12.79 per share.

MANAGEMENT BONUSES

     Management and certain employees are eligible to receive annual bonuses. The compensation committee of the Board of Directors determines the amount of such bonuses.

BENEFIT PLANS

     Stock Option Plan. The Stock Option Plan gives certain individuals and key employees of the Company who are responsible for the continued growth of the Company an opportunity to acquire a proprietary interest in the Company, and thus to create in such persons an increased interest in and a greater concern for the welfare of the Company. The Stock Option Plan provides for the grant of options to acquire up to 8,444,021 shares of Common Stock. Grants of stock options with respect to 7,645,253 shares of Common Stock have been made under the Stock Option Plan.

     The Stock Option Plan is administered by the Company's compensation committee, which is currently comprised of Messrs. Tate, Lowenkron and Staubach. The compensation committee has authority, subject to the terms of the Stock Option Plan (including the formula grant provisions and the provisions relating to incentive stock options contained therein), to determine when and to whom to make grants or awards under the Stock Option Plan, the number of shares to be covered by the grants or awards, the types and terms of the grants and awards, and the exercise price of stock options. Moreover, the compensation committee will have the authority, subject to the provisions of the Stock Option Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Stock Option Plan and to make such determinations and interpretations and to take such action in connection with the Stock Option Plan and any grants and awards thereunder as it deems necessary or advisable. The compensation committee's determinations and interpretations under the Stock Option Plan are final, binding and conclusive on all participants and need not be uniform and may be made by the compensation committee selectively among persons who receive, or are eligible to receive, grants and awards under the Stock Option Plan.

     Grants of "incentive stock options" within the meaning of section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and non-qualified stock options (options which do not qualify under section 422 of the Code) may be made under the Stock Option Plan to key employees. Grants of non-qualified stock options may be made to eligible non-employees (as defined in the Stock Option Plan).

     The exercise price per share of Common Stock under each option is fixed by the compensation committee on the date of grant; provided, however, that the exercise price of an incentive stock option granted to a person who, at the time of grant, owns shares of the Company which possessing more than 10% of the total combined voting power of all classes of stock of the Company may not be less than 110% of the fair market value of a share of Common Stock on the date of grant. No option is exercisable after the expiration of ten years from the date of grant, unless, as to any non-qualified stock option, otherwise expressly provided in the option agreement; provided, however, that no incentive stock option granted to a person who, at the time of grant, owns stock of the Company possessing more than 10% of the total combined voting power of all classes of stock of the Company is exercisable after the expiration of five years from the date of grant.

     In the event of a change of control or sale of the Company, all outstanding stock options may, subject to the sole discretion of the compensation committee, become exercisable in full at such time or times as the compensation committee may determine. Each stock option accelerated by the compensation committee would terminate on such date (not later than the stated exercise date) as the compensation committee determines.

     Unless an option or other agreement provides otherwise, upon the date of death of an optionee (or upon the termination of an optionee because of such optionee's disability), the person who acquires the right to exercise the option of such optionee (or the optionee in the case of disability) must exercise such option within 180 days after the date of death (or termination in the case in disability), unless a longer period is expressly provided in such incentive stock option or a shorter period is established by the compensation committee, but in no event after the expiration date of such option. Following an optionee's termination of employment for cause, all stock options held by such optionee will immediately be canceled as of the date of termination of employment. Following an optionee's termination of employment for other than cause, such optionee must exercise his stock option within 30 days after the date of such termination, unless a longer period is expressly provided in such stock option or a shorter period is established by the compensation committee, provided that no incentive stock option shall be exercisable more than three months after such termination.

     The option exercise price may be paid in cash, or, in the discretion of the compensation committee, by the delivery of shares of Common Stock then owned by the participant, or by a combination of these methods.

Also, in the discretion of the compensation committee, payment may be made by delivering a properly executed exercise notice to the Company together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds to pay the exercise price.

     Except as otherwise expressly provided in any non-qualified stock option, stock options may be transferred by a participant only by will or by the laws of descent and distribution and may be exercised only by the participant during his lifetime.

     Retirement Plans. The Company sponsors various retirement plans for substantially all of its employees. For example, on January 1, 1997, the Company established defined benefit plans for its salaried and collectively-bargained employees. In addition, the Company also sponsors a Section 401(k) defined contribution plan for all non-union employees.

COMPENSATION OF DIRECTORS

     Directors who are officers, employees or otherwise affiliates of the Company do not receive compensation for their services as directors. Non-employee directors receive an annual retainer of $24,000, plus $3,000 for attending each meeting of the Board of Directors and $1,000 for attending each committee meeting. At the option of each director, the compensation may be paid in the any of three methods: (i) in options granted under the Stock Option Plan,
(ii) in cash, or (iii) one-half in cash and one-half in options. Directors of the Company are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the board of directors or committees thereof. In connection with their appointment as directors, Messrs. Lowenkron and Staubach were each granted non-qualified stock options under the Stock Option Plan to purchase 18,764 shares of Common Stock for $5.33 per share and Mr. Jones was granted a non-qualified stock option under the Stock Option Plan to purchase 1,906 shares of Common Stock for $5.33 per share. These options are fully vested and expire 10 years from their date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors of the Company has appointed Messrs. Tate (chairman), Lowenkron, and Staubach as members of its Compensation Committee. None of the members of the Compensation Committee is or has been an officer or employee of the Company. Mr. Tate is President of Hicks Muse, which in connection with the IHF Acquisition beneficially acquired approximately 80% of the Common Stock. See "Principal Stockholders" and "Certain Relationships and Related Transactions." Messrs. Lowenkron and Staubach have been granted options to purchase Common Stock of the Company. See "-- Compensation of Directors."

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Amended and Restated Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of his fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or purchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

     The Company has entered into indemnification agreements with each of its directors and executive officers under which the Company will indemnify the director or officer to the fullest extent permitted by law, and to advance expenses, if the director or officer becomes a party to or witness or other participant in any threatened, pending or completed action, suit or proceeding (a "Claim") by reason of any occurrence related to the fact that the person is or was a director, officer, employee, agent or fiduciary of the Company or a subsidiary of the Company or another entity at the Company's request (an "Indemnifiable Event"), unless a reviewing party (either outside counsel or a committee appointed by the Board of Directors) determines that the person would not be entitled to indemnification under applicable law. In addition, if a change in control or a potential change in control of the Company occurs and if the person indemnified so requests, the Company will establish a trust for the benefit of the indemnitee and fund the trust in an amount sufficient to satisfy all expenses reasonably anticipated at the time of the request to be incurred in connection with any Claim relating to an Indemnifiable Event. The reviewing party will determine the amount deposited in the trust. An indemnitee's rights under his indemnification agreement will not be exclusive of any other rights under the Company's Amended and Restated Certificate of Incorporation or Amended and Restated By-laws or applicable law.

     The Company believes that these provisions and agreements will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date hereof by (i) each person the Company knows to be the beneficial owner of 5% or more of the outstanding shares of Common Stock, (ii) each Named Executive Officer, (iii) each director of the Company, (iv) all executive officers and directors of the Company as a group and (v) the Selling Stockholder. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that each stockholder named in this table has sole investment and voting power with respect to the shares set forth opposite such stockholder's name.

                                            SHARES BENEFICIALLY       SHARES       SHARES BENEFICIALLY
                                            OWNED PRIOR TO THE        BEING          OWNED AFTER THE
                                                OFFERING(1)          OFFERED           OFFERING(1)
                                           ---------------------   ------------   ---------------------
            BENEFICIAL OWNER                 NUMBER      PERCENT      NUMBER        NUMBER      PERCENT
Hicks Muse Parties(2)....................   43,819,382    67.4%                   43,819,382     58.0%
  c/o Hicks, Muse, Tate & Furst
     Incorporated
  200 Crescent Court, Suite 1600
  Dallas, Texas 75201
AHP Subsidiary Holding Corporation(3)....   12,384,564    19.0%     3,096,141      9,288,423     12.3%
  Five Giralda Farms
  Madison, New Jersey 07940
State Treasurer of the State of
  Michigan(4)............................    3,720,061     5.7%                    3,720,061      4.9%
  Bureau of Investments
  430 W. Allegan
  Lansing, Michigan 48922
C. Dean Metropoulos(5)...................    3,806,729     5.5%                    3,806,729      4.8%
  1633 Littleton Road
  Parsippany, New Jersey 07054
Kenneth J. Martin........................           --      --                            --        --
Stephen Van Tassel(6)....................       31,274     *                          31,274      *
Albert J. Soricelli, Jr..................       18,506     *                          18,506      *
William J. Feeney(7).....................       80,794     *                          80,794      *
Thomas O. Hicks(2).......................   43,819,382    67.4%                   43,819,382     58.0%
M.L. Lowenkron(8)........................       37,563     *                          37,563      *
Roger T. Staubach(9).....................       37,327     *                          37,327      *
L. Hollis Jones(10)......................        3,853     *                           3,853      *
Charles W. Tate(11)......................           --      --                            --        --
Alan B. Menkes(11).......................           --      --                            --        --
Michael J. Levitt(11)....................           --      --                            --        --
All executive officers and directors as a
  group (20 persons)(12).................   48,002,556    69.7%                   48,002,556     60.4%

---------------

  *  Less than 1%.

 (1) Shares beneficially owned and percentage of ownership are based on 65,050,237 shares of Common Stock outstanding before the Offering and 75,576,596 shares of Common Stock outstanding after the Offering. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or disposition power with respect to securities.

 (2) Includes (i) 42,092,465 shares owned of record by Hicks, Muse, Tate & Furst Equity Fund III L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Fund III Incorporated ("Fund III Inc."); (ii) 1,515,784 shares owned of record by HM/3 Coinvestors, L.P., a limited partnership of which the ultimate general partner is Fund III Inc.; and
     (iii) 211,133 shares owned of record by HM3/IH Partners L.P., a limited partnership of which the ultimate general partner is Fund III Inc. Thomas
     O. Hicks is a controlling stockholder of Fund III Inc. and serves as Chief

Executive Officer, Chief Operating Officer, President, Secretary and Chairman of the Board of Fund III Inc. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of the Common Stock held by Hicks, Muse, Tate & Furst Equity
     Fund III, L.P., HM/3 Coinvestors, L.P., and HM3/IH Partners, L.P. Mr. Hicks disclaims beneficial ownership of the shares of Common Stock not owned of record by him.

 (3) AHP Subsidiary Holding Corporation is a subsidiary of American Home Products. In the event the U.S. Underwriters' over-allotment option is exercised in full, AHP Subsidiary Holding Corporation will sell an additional 464,421 shares of Common Stock.

 (4) The State Treasurer of the State of Michigan holds the shares as custodian for the Michigan Public School Employees' Retirement System, the Michigan State Employees' Retirement System, the Michigan State Police Retirement System, and the Michigan Judges Retirement System.

 (5) Includes 3,618,740 shares issuable to Mr. Metropoulos upon the exercise of stock options that are currently exercisable.

 (6) Includes 31,274 shares subject to stock options that are exercisable within 60 days. Excludes 62,548 shares subject to stock options that are not exercisable within 60 days.

 (7) Includes 43,783 shares subject to stock options that are exercisable within 60 days. Excludes 87,568 shares subject to stock options that are not exercisable within 60 days.

 (8) Includes 18,764 shares issuable upon the exercise of stock options that are currently exercisable.

 (9) Includes 18,764 shares issuable upon the exercise of stock options that are currently exercisable.

(10) Includes 1,973 shares issuable upon the exercise of stock options that are currently exercisable.

(11) Messrs. Tate, Menkes, and Levitt are officers of Fund III Inc. None of Mr. Tate, Mr. Menkes or Mr. Levitt has the power to vote or dispose the common stock of Fund III Inc.

(12) Includes 3,883,412 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the applicable agreements.

THE IHF ACQUISITION AND RELATED AGREEMENTS

     Effective on November 1, 1996, an affiliate ("Hicks Muse Holding") of Hicks Muse acquired 80% of the outstanding capital stock of the Company from American Home Products for approximately $1,225.6 million in cash in a transaction treated as a recapitalization for financial accounting purposes. Concurrently with this acquisition, the Company acquired all of the outstanding capital stock of Heritage from an affiliate of Hicks Muse for approximately $70.8 million in cash, comprised of approximately $40.8 million used to repay existing indebtedness of Heritage and approximately $30.0 million to acquire the equity of Heritage. The acquisition of Heritage was treated as a purchase for financial accounting purposes. The purchase price for Heritage was determined by the Company based upon the historic operations of Heritage and the benefits the Company believes will be realized from its acquisition. Heritage was formed in 1994 by the Hicks Muse affiliate to acquire (i) the Campfire marshmallow business from Borden, Inc. for approximately $5.0 million and (ii) Angela Maries', Inc., a manufacturer of marshmallow rice crisp bars for approximately $35.0 million. In connection with the acquisition of the Company by an affiliate of Hicks Muse and the acquisition by the Company of Heritage, the Company incurred approximately $1,070.0 million of indebtedness, consisting of $670.0 million of borrowings under the Senior Bank Facilities and the issuance of $400.0 million of aggregate principal amount of the Senior Subordinated Notes.

     In connection with the IHF Acquisition, Hicks Muse Holding, American Home Products and the Company agreed that, for so long as American Home Products beneficially owns at least five percent of the common stock of the Company, Hicks Muse Holding and the Company will, at the request of American Home Products, use all reasonable efforts to cause there to be nominated and elected to the Board of Directors of the Company one designee of American Home Products.

     Until the earlier of (i) November 1, 2001 and (ii) the date on which a third party acquires control of the Company, without the consent of Hicks Muse Holding, American Home Products has agreed not to sell or otherwise dispose of any of the Common Stock it holds without first notifying Hicks Muse Holding and affording Hicks Muse Holding an opportunity to offer to buy the shares on terms proposed by Hicks Muse Holding. In the event that American Home Products rejects Hicks Muse Holding's offer, American Home Products will be permitted to sell not less than 90% of the shares it proposed to sell in its notice to Hicks Muse Holding to a third party on per share terms no less favorable to American Home Products than those set forth in Hicks Muse Holding's offer; provided that, before selling such shares at a price per share less than 110% of the price per share set forth in Hicks Muse Holding's offer, American Home Products will be required to offer to sell such shares to Hicks Muse Holding at such higher price per share. These restrictions on transfer will not apply to a sale of shares by American Home Products under a registration statement filed under the Securities Act or under Rule 144 under the Securities Act.

     Hicks Muse Holding has agreed that, if it proposes to sell or dispose of shares of Common Stock in a single transaction or series of related transactions, then it will offer to include in the proposed sale or disposition a designated number of shares held by American Home Products not to exceed the product of (i) the number of shares to be sold by Hicks Muse Holding to the proposed transferee multiplied by (ii) a fraction the numerator of which is the number of shares held by American Home Products and the denominator of which is the number of shares held by each of Hicks Muse Holding and American Home Products in the aggregate. If American Home Products accepts the offer, Hicks Muse Holdings must reduce, to the extent necessary, the number of shares it otherwise would have sold in the proposed sale so as to permit American Home Products to sell the number of shares that it is entitled to sell under the foregoing terms. American Home Products' "co-sale" rights described above do not apply to (i) a sale pursuant to a public offering registered under the Securities Act, (ii) a sale in accordance with Rule 144 under the Securities Act, (iii) a sale to an affiliate of Hicks Muse or (iv) a sale or sales in a single transaction or series of related transactions which, in the aggregate, do not involve more than ten percent of the shares outstanding.

     In connection with the Offering, Hicks Muse Holding will distribute to its stockholders all of the shares of Common Stock currently held by it, subject to certain terms of the agreements with American Home Products.

REGISTRATION RIGHTS AGREEMENT

     American Home Products, Hicks Muse Holding and the Company have entered into a Registration Rights Agreement under which each of American Home Products and Hicks Muse Holding is entitled to exercise three demand and seven "piggy-back" rights to require the Company to register the common stock of the Company held by them for sale under the Securities Act. The demand rights may only be exercised commencing six months after the date of this Prospectus. In addition, the demand rights may only be exercised with respect to a number of shares that is at least equal to the lesser of (i) five percent of the number of shares then outstanding and (ii) that number of shares having an estimated aggregate offering price of at least $20 million. The exercise of the demand and piggy-back rights are subject to such other limitations and conditions as are customary in registration rights agreements. American Home Products has exercised one of its piggy-back rights in electing to participate in this Offering.

MONITORING AND OVERSIGHT AGREEMENT

     In November 1996, the Company entered into a ten-year agreement (the "Monitoring and Oversight Agreement") with an affiliate of Hicks Muse ("Hicks Muse Partners") pursuant to which the Company will pay Hicks Muse Partners an annual fee of $1.0 million for oversight and monitoring services to the Company. The annual fee is adjustable at the end of each fiscal year to an amount equal to 0.1% of the consolidated net sales of the Company, but in no event may the fee be less than $1.0 million. Messrs. Hicks, Tate, Menkes and Levitt, directors of the Company, are each principals of Hicks Muse Partners. In addition, the Company has agreed to indemnify Hicks Muse Partners, its affiliates and shareholders, and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgments, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse Partners thereunder. The Monitoring and Oversight Agreement makes available the resources of Hicks Muse Partners concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse Partners could not otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Monitoring and Oversight Agreement reasonably reflect the benefits received and to be received by the Company.

FINANCIAL ADVISORY AGREEMENT

     In November 1996, the Company entered into an agreement (the "Financial Advisory Agreement") pursuant to which Hicks Muse Partners provides services as financial advisor to the Company. Pursuant to the Financial Advisory Agreement, Hicks Muse Partners is entitled to receive a fee equal to 1.5% of the "transaction value" (as defined) for each "add-on transaction" (as defined) in which the Company is involved. The term "transaction value" means the total value of any add-on transaction, including, without limitation, the aggregate amount of the funds required to complete the add-on transaction (excluding any fees payable pursuant to the Financial Advisory Agreement and any fees, if any, paid to any other person or entity for financial advisory, investment banking, brokerage or any other similar services rendered in connection with such add-on transaction) and including the amount of any indebtedness, preferred stock or similar items assumed (or remaining outstanding). The term "add-on transaction" means any future proposal for a tender offer, acquisition, sale, merger, exchange offer, recapitalization, restructuring or other similar transaction directly or indirectly involving the Company or any of its subsidiaries and any other person or entity. The Financial Advisory Agreement makes available the resources of Hicks Muse Partners concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse Partners could not otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by the Company.

The Company has paid Hicks Muse Partners financial advisory fees of approximately $22.2 million since November 1, 1996.

PRODUCTOS DEL MONTE

     On October 1, 1997, the Company acquired Productos Del Monte from an affiliate of Hicks Muse for 3,127,415 shares of Common Stock. Productos Del Monte is a leading manufacturer and marketer of branded catsup, canned vegetables and bottled salsa in Mexico. Productos Del Monte was acquired by a Hicks Muse affiliate in October 1996 from the Del Monte Corporation for approximately $40.0 million. The affiliate of Hicks Muse has filed a lawsuit against the Del Monte Corporation claiming damages in connection with its acquisition of Productos Del Monte based upon breaches of representations and warranties contained in the acquisition agreement. In connection with the acquisition of Productos Del Monte by the Company, the Company will succeed to the rights of the Hicks Muse affiliate under that lawsuit. Management plans to leverage the infrastructure of Productos Del Monte as a platform to launch the Company's southwestern cuisine, cooking spray, canned pasta products and canned seafood products into Mexico. The purchase price for Productos Del Monte was determined by the Company based upon the historic operations of Productos Del Monte and the benefits the Company believes will be realized from its acquisition. There can be no assurance, however, that these benefits will be realized. The acquisition of Productos Del Monte was treated as a combination of entities under common control. Accordingly, the historical accounting values of Productos Del Monte were carried over for financial accounting purposes. In the nine months ended September 30, 1997, the Company had sold approximately $0.3 million of Ranch Style beans and PAM cooking spray to Productos Del Monte. These sales were made at the Company's cost plus 10%.

C. DEAN METROPOULOS & CO.

     C. Dean Metropoulos serves as an executive officer of the Company. Mr. Metropoulos and certain employees of the Company, including Mr. Metropoulos' brother, Evan Metropoulos, are also principals of C. Dean Metropoulos & Co., a food company management firm. In this capacity, these individuals provide management services for Morningstar and Ghirardelli, an affiliate of Hicks Muse. The Company is reimbursed for the actual costs of these services, as well as the actual cost of the overhead of the Company incurred in connection therewith. In the nine months ended September 30, 1997, the Company had been reimbursed $0.3 million pursuant to this arrangement.

FORMER AMERICAN HOME PRODUCTS ARRANGEMENTS

     Prior to the IHF Acquisition, the Company was a wholly-owned subsidiary of American Home Products. The Company was provided certain administrative services and other benefits directly by American Home Products, or charged a pro-rata share of American Home Products' costs for obtaining these services and benefits from third parties. These services and benefits included (i) treasury, tax, legal, environmental, safety, public relations, advertising, audit and other administrative services, (ii) employee group health, auto, property, product liability and other insurance coverages, (iii) corporate office space and (iv) pension plans, post retirement benefits, and defined contribution plans. During 1996, 1995 and 1994 American Home Products charged the Company approximately $65.5 million, $65.4 million and $55.5 million, respectively, for these services and other benefits. In connection with the IHF Acquisition, the Company and American Home Products entered into a six month transitional services agreement for the continued provision of certain of these services and other benefits for an aggregate payment of $150,000.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 300,000,000 shares of common stock, $0.01 par value per share ("Common Stock"), and 100,000,000 shares of preferred stock, $0.01 par value per share ("Preferred Stock"). Upon completion of the Offering, 75,576,596 shares of Common Stock will be issued and outstanding (77,155,550 shares if the U.S. Underwriters exercise their over-allotment option in full) and no shares of Preferred Stock will be issued and outstanding. As of November 1, 1997, the Company had outstanding 65,050,237 shares of Common Stock held of record by 31 stockholders.

COMMON STOCK

     The rights of the holders of Common Stock are identical in all respects. All of the shares of Common Stock are validly issued, fully paid and nonassessable.

     The holders of the Common Stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. The shares of Common Stock do not have cumulative voting rights. Shares of Common Stock have no preemptive rights, conversion rights, redemption rights or sinking fund provisions. The Common Stock is not subject to redemption by the Company. All shares of Common Stock issued in the Offering will be validly issued, fully paid and nonassessable.

     Subject to the rights of the holders of any class of capital stock of the Company having preference or priority over the Common Stock, the holders of Common Stock are entitled to dividends in such amounts as may be declared by the Board of Directors of the Company from time to time out of funds legally available for such payments and, in the event of liquidation, to share ratably in any assets of the Company remaining after payment in full of all creditors and provision for any liquidation preferences on any outstanding preferred stock ranking prior to the Common Stock.

PREFERRED STOCK

     The Company is authorized to issue 100,000,000 shares of Preferred Stock. The Board of Directors of the Company, in its sole discretion, may designate and issue one or more series of Preferred Stock from the authorized and unissued shares of Preferred Stock. Subject to limitations imposed by law or the Company's Amended and Restated Certificate of Incorporation, the Board of Directors of the Company is empowered to determine the designation of and the number of shares constituting a series of Preferred Stock. In addition, the Company's Board of Directors may designate the dividend rate, the terms and conditions of any voting and conversion rights, the amounts payable upon redemption or upon the liquidation, dissolution or winding-up of the Company, the provisions of any sinking fund for the redemption or purchase of shares, and the preferences and relative rights among the series of Preferred Stock. Such rights, preferences, privileges and limitations could adversely effect the rights of holders of Common Stock.

CERTAIN PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

     The Company's Board of Directors is divided into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause. In general, the Board of Directors, not the stockholders, has the right to appoint persons to fill vacancies on the Board of Directors.

     The Company's Amended and Restated Certificate of Incorporation provides that stockholders may act only at annual or special meetings of stockholders and not by written consent. In addition, special meetings of the stockholders, and any proposals to be considered at such meetings, may be called and proposed exclusively by the board of directors. The Amended and Restated Certificate of Incorporation requires the approval by the holders of at least 66 2/3% of the outstanding voting stock to amend certain of its provisions.

DELAWARE LAW PROVISIONS

     Generally, Section 203 of the General Corporation Law of the State of Delaware prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless one of the following events occurs: (i) prior to the date of the business combination, the transaction is approved by the board of directors of the Company; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock; or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is The Bank of New York.

                          DESCRIPTION OF INDEBTEDNESS

SENIOR BANK FACILITIES

     The description set forth below does not purport to be complete and is qualified in its entirety by reference to the underlying agreements of the Senior Bank Facilities, which have been filed as exhibits to the registration statement of which this Prospectus is a part.

     The Chase Manhattan Bank ("Chase"), Bankers Trust Company and Morgan Stanley Senior Funding, Inc. ("Morgan") are agents of the lenders and lenders to the Company under the Senior Bank Facilities. The Senior Bank Facilities consist of (a) a 5 3/4 year Tranche A Senior Secured Term Loan Facility providing for term loans to the Company in a principal amount of $367.5 million (the "Tranche A Term Facility"); and (b) an 7 1/4 year Tranche B Senior Secured Term Loan Facility providing for term loans to the Company in a principal amount of $369.5 million (the "Tranche B Term Facility" and collectively with the Tranche A Term Facility, the "Term Facilities"); and (c) a Senior Secured Revolving Credit Facility providing for revolving loans to the Company and the issuance of letters of credit for the account of the Company in an aggregate principal and stated amount at any time not to exceed $140.0 million (of which not more than $30.0 million may be represented by Letters of Credit) (the "Revolving Facility").

     A portion of each Term Facility was drawn on closing of the IHF Acquisition. The remainder of each Term Facility was drawn as incremental term loans in connection with the Bumble Bee Acquisition.

     Amounts repaid or prepaid under any Term Facility may not be reborrowed. Loans under the Revolving Facility are available until the earlier of (a) March 31, 2003 (the "Scheduled Revolving Credit Termination Date") and (b) the date on which the loans under the Tranche A Term Facility mature or are repaid in full (the "Revolving Credit Termination Date"). Letters of Credit under the Revolving Facility are available at any time. No Letter of Credit shall have an expiration date after the earlier of (a) one year from the date of its issuance and (b) five business days before the Scheduled Revolving Credit Termination Date. Letters of Credit may be renewed for one-year periods, provided that no Letter of Credit shall extend beyond the time specified in clause (b) of the previous sentence.

     Loans under the Tranche A Term Facility amortize in twelve semi-annual installments commencing September 30, 1997 in the following amounts: (a) $16.0 million for the first installment, (b) $19.0 million for the second and third installments, (c) $25.5 million for the fourth and fifth installments, (d) $32.0 million for the sixth and seventh installments, (e) $35.0 million for the eighth installment, (f) $38.5 million for the ninth and tenth installments, (g) $41.5 million for the eleventh installment, and (h) $45.0 million for the twelfth installment. Loans made under the Tranche B Term Facility amortize in fifteen semi-annual installments commencing September 30, 1997 in the following amounts:
(a) $500,000 for the first twelve installments,

(b) $121.0 million for the thirteenth and fourteenth installments and (c) $121.5 million for the fifteenth and final installment.


     The Company is required to make mandatory prepayments of loans, and revolving credit commitments will be mandatorily reduced in amounts, at times and subject to certain exceptions (a) in respect of 75% of consolidated excess cash flow of the Company starting with fiscal year 1997 (such amount may be reduced to 50% of excess cash flow for each fiscal year of the Company (commencing with the 1998 fiscal year) based upon the achievement of certain performance targets) and (b) in respect of 100% of the net proceeds of certain dispositions of material assets or the stock of subsidiaries or the issuance of capital stock or the incurrence of certain indebtedness by the Company or any of its subsidiaries. At the Company's option, loans may be prepaid, and revolving credit commitments may be permanently reduced, in whole or in part at any time in certain minimum amounts. Prepayments of the Term Facilities shall be applied to the loans under the Tranche A Term Facility and the Tranche B Term Facility ratably and to the installments thereof ratably in accordance with the then remaining number of installments and may not be reborrowed, provided that the first $40.0 million of optional prepayments of the term loans may be applied to such installments as the Borrower may elect (other than the first twelve installments in respect of the loans under the Tranche B Term Facility).


     The obligations of the Company under the Senior Bank Facilities are unconditionally and irrevocably guaranteed by each of the Company's direct or indirect domestic subsidiaries (collectively, the "Guarantors"). In addition, the Senior Bank Facilities are secured by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, each direct or indirect domestic subsidiary of the Company and 65% of the capital stock of, or other equity interests in, each direct foreign subsidiary of the Company, or any of its domestic subsidiaries and (ii) all tangible and intangible assets (including, without limitation, intellectual property and owned real property) of the Company and the Guarantors (subject to certain exceptions and qualifications).

     At the Company's option, the interest rates per annum applicable to the Senior Bank Facilities will be either Adjusted LIBOR (as defined) plus a margin of (i) 2.00% with respect to the Tranche A Term Facility and the Revolving Facility and (ii) 2.25% with respect to the Tranche B Term Facility, or the Alternate Base Rate (as defined) plus a margin of (i) 1.00% with respect to the Tranche A Term Facility and the Revolving Facility and (ii) 1.25% with respect to the Tranche B Term Facility. The Alternate Base Rate is the highest of (a) Chase's Prime Rate, (b) the secondary market rate for three-month certificates of deposit (grossed up for maximum statutory reserve requirements) plus 1% and
(c) the Federal Funds Effective Rate plus 0.5%.

     The Company will pay a commission on the face amount of all outstanding letters of credit at a per annum rate equal to the Applicable Margin then in effect with respect to LIBOR loans under the Revolving Facility minus the Fronting Fee (as defined). A fronting fee equal to 1/4% per annum on the face amount of each Letter of Credit (the "Fronting Fee") shall be payable quarterly in arrears to the issuing lender for its own account. Initially the Company will also pay a per annum fee equal to 0.50% on the undrawn portion of the commitments in respect of the Revolving Facility (the "Commitment Fee"). The Commitment Fee shall be subject to determination in accordance with the pricing grid set forth above after January 1, 1998.

     The Senior Bank Facilities also contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with affiliates, amend the Indenture and otherwise restrict corporate activities. In addition, under the Senior Bank Facilities the Company is required to comply with specified minimum interest coverage, maximum leverage and minimum fixed charge coverage ratios.

     In connection with the Offering, the Company will repay approximately $185.0 million of indebtedness under the Senior Bank Facilities and expects to amend and restate the Senior Bank Facilities. As expected to be amended, the Senior Bank Facilities will comprise (i) a Revolving Facility of $200.0 million, which will mature on May 31, 2004 or earlier upon the maturity or repayment in full of the Tranche A Term Facility,

(ii) a Tranche A Term Facility of $420.0 million, which will mature on May 31, 2004 and (iii) a Tranche B Term Facility of $150.0 million, which will mature on October 31, 2005.


     Under the amended and restated Senior Bank Facilities, at the Company's option, the interest rates per annum applicable to the Senior Bank Facilities will be either Adjusted LIBOR plus a margin of (i) 1.5% with respect to the Tranche A Term Facility and the Revolving Facility and (ii) 1.75% with respect to the Tranche B Term Facility, or the Alternate Base Rate plus a margin of (i) 0.50% with respect to the Tranche A Term Facility and the Revolving Facility and
(ii) 0.75% with respect to the Tranche B Term Facility. The applicable margins may be adjusted either up or down based upon the achievement of certain performance targets, with the first such adjustment being determined and becoming effective not later than 45 days after December 31, 1997. The Tranche A Term Facility is expected to require semiannual repayments commencing March 31, 1998 aggregating $27.0 million in 1998, $40.0 million in 1999, $57.0 million in 2000, $73.0 million in 2001, $82.0 million in 2002, $91.0 million in 2003 and the remainder on March 31, 2004. The Tranche B Term Facility is expected to require semiannual repayments commencing March 31, 1998 aggregating $0.4 million in 1998 through 2003, $20.2 million in 2004 and the remaining $127.4 million in 2005. The amended and restated Senior Bank Facilities will require the Company to make mandatory prepayments of loans, and revolving credit commitments will be mandatorily reduced in amounts, at times and subject to certain exceptions in respect of 75% of consolidated excess cash flow of the Company starting with fiscal year 1998 (the Company will not be required to make a mandatory prepayment based on consolidated excess cash flow for fiscal year 1997 if the Senior Bank Facilities are amended and restated as contemplated), although such amount may be reduced from 75% to 50%, 25% or even 0% based upon the achievement of certain performance targets.


SENIOR SUBORDINATED NOTES

     The Senior Subordinated Notes were issued under an Indenture, dated as of November 1, 1996, among the Company, certain of its subsidiaries (the "Subsidiary Guarantors") and the United States Trust Company of New York, as Trustee (the "Trustee"), a copy of which has been filed as an exhibit to the registration statement of which this Prospectus is a part. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of certain provisions of the Senior Subordinated Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture (including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act) and the Senior Subordinated Notes.

     The Senior Subordinated Notes are unsecured, senior subordinated obligations of the Company, limited to the aggregate principal amount thereof, and will mature on November 1, 2006. Each note bears interest at the rate of 10 3/8% and is payable semiannually on May 1 and November 1 of each year.

     Except as set forth below, the Senior Subordinated Notes are not redeemable at the option of the Company prior to November 1, 2001. On and after such date, the Senior Subordinated Notes are redeemable, at the Company's option, in whole or in part, at any time upon not less than 30 nor more than 60 days prior notice, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

     If redeemed during the 12-month period commencing on November 1 of the years set forth below:

                                                              REDEMPTION
                           PERIOD                               PRICE
2001........................................................   105.188%
2002........................................................   103.458%
2003........................................................   101.729%
2004 and thereafter.........................................   100.000%

     In addition, at any time and from time to time prior to November 1, 2000, the Company may redeem in the aggregate up to $160.0 million principal amount of Senior Subordinated Notes with the proceeds of one or more equity offerings by the Company so long as there is a public market at the time of such redemption, at a redemption price of 110.375%, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least $200.0 million aggregate principal amount of the Senior Subordinated Notes must remain outstanding after each such redemption. At any time on or prior to November 1, 2001, the Senior Subordinated Notes may also be redeemed as a whole at the option of the Company upon the occurrence of a change of control at a premium.

     The payment of the principal of, premium (if any), and interest on the Senior Subordinated Notes is subordinated in right of payment, to the payment when due of all senior indebtedness (as defined in the Indenture) of the Company, including indebtedness under the Senior Bank Facilities.

     Each Subsidiary Guarantor unconditionally guarantees, jointly and severally, on a senior subordinated basis, the full and prompt payment of principal of and interest on the Senior Subordinated Notes, and of all other obligations of the Company under the Indenture. The indebtedness evidenced by each Subsidiary Guaranty (including the payment of principal of, premium, if any, and interest on the Senior Subordinated Notes) will be subordinated to guarantor senior indebtedness (as defined in the Indenture) on the same basis as the Senior Subordinated Notes are subordinated to senior indebtedness.

     Change of Control. Upon the occurrence of a change of control, each holder has the right to require the Company to repurchase all or any part of such holder's Senior Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

     Limitation on Incurrence of Additional Indebtedness. Subject to certain exceptions under the Indenture, the Company shall not, and shall not permit any of its restricted subsidiaries (as defined in the Indenture) to, incur any indebtedness; provided, however, that the Company and any of its restricted subsidiaries may incur indebtedness if on the date thereof the Consolidated Coverage Ratio (as defined in the Indenture) would be greater than 2.00:1.00, if such Indebtedness is Incurred on or prior to November 1, 1998 and 2.25:1.00, if such indebtedness is Incurred thereafter.

     Limitation on Restricted Payments. Subject to certain exceptions set forth in the Indenture, the Company shall not, and shall not permit any of its restricted subsidiaries, directly or indirectly, to make any restricted payment (as defined in the Indenture) if at the time the Company or such Restricted Subsidiary makes such restricted payment:

     (i) a default shall have occurred and be continuing (or would result therefrom);

     (ii) the Company is not able to incur an additional $1.00 of indebtedness pursuant to the "Limitation on Indebtedness" covenant; or

     (iii) the aggregate amount of such restricted payment and all other restricted payments declared or made subsequent to the issue date would exceed the sum of: (A) 50% of the consolidated net income accrued during the period from the issue date to the end of the most recent fiscal quarter ending prior to the date of such restricted payment as to which financial results are available (but in no event ending more than 135 days prior to the date of such restricted payment) (or, in case such consolidated net income shall be a deficit, minus 100% of such deficit); (B) the aggregate net proceeds received by the Company from any person (other than a subsidiary of the Company) subsequent to November 1, 1996; (C) the amount by which indebtedness of the Company is reduced upon the conversion or exchange (other than by a restricted subsidiary) subsequent to the issue date of any indebtedness of the Company convertible or exchangeable for capital stock of the Company (less the amount of any cash, or other property, distributed by the Company upon such conversion or exchange); (D) the amount equal to the net reduction in investments made by the Company or any of its restricted subsidiaries in any person resulting from (i) repurchases or redemptions of such investments by such person, proceeds realized upon the sale of such investment to an unaffiliated purchaser, and repayments of loans or advances or other transfers of assets by such person to the Company or any restricted subsidiary of the Company or (ii) the redesignation of unrestricted subsidiaries as restricted subsidiaries not to exceed, in the case of any unrestricted subsidiary, the amount of investments previously made by the Company or any restricted subsidiary in such unrestricted subsidiary, which amount was included in the calculation of the amount of restricted payments; provided, however, that no amount shall be included under this clause (D) to the extent it is already included in consolidated net income; and (E) the aggregate net cash proceeds received by a person in consideration for the issuance of such person's capital stock which are held by such person at the time such person is merged with and into the Company in accordance with the "Merger and

Consolidation" covenant subsequent to the issue date; provided, however, that concurrently with or immediately following such merger the Company uses an amount equal to such net cash proceeds to redeem or repurchase the Company's capital stock.

     Other Restrictive Covenants. The Indenture contains certain other restrictive covenants that, among other things, impose limitations (subject to certain exceptions) on the Company with respect to (i) distributions from restricted subsidiaries, (ii) sales of assets and subsidiary stock, (iii) issuances of capital stock of restricted subsidiaries, and (iv) a merger and consolidation involving the Company.

     Events of Default. Each of the following constitutes an event of default under the Indenture: (i) a default in any payment of interest on any note when due, continued for 30 days, (ii) a default in the payment of principal of any note when due at its stated maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise (iii) the failure by the Company to comply with its obligations under the merger and consolidation covenants of the Indenture, (iv) the failure by the Company to comply for 30 days after notice with any of its obligations under the other covenants described in the Indenture, (v) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture, (vi) indebtedness of the Company or any restricted subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such indebtedness unpaid or accelerated exceeds $20 million and such default shall not have been cured or such acceleration rescinded after a 10 day period (the "cross acceleration provision"), (vii) certain events of bankruptcy, insolvency or reorganization of the Company or a significant subsidiary, (viii) any judgment or decree for the payment of money in excess of $20 million (to the extent not covered by insurance) is rendered against the Company or a significant subsidiary and such judgment or decree shall remain undischarged or unstayed for a period of 60 days after such judgment becomes final and non-appealable or (ix) any Subsidiary Guaranty by a significant subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or any Subsidiary Guarantor that is a significant subsidiary denies or disaffirms its obligations under the Indenture or its Subsidiary Guaranty and such default continues for 10 days. However, a default under clauses (iv) and (v) will not constitute an event of default until the Trustee or the holders of 25% in principal amount of the outstanding Senior Subordinated Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses (iv) and
(v) hereof after receipt of such notice.

     If an event of default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Senior Subordinated Notes may declare the principal of and accrued and unpaid interest, if any, on all the Senior Subordinated Notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest shall be due and payable immediately. If an event of default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and accrued and unpaid interest on all the Senior Subordinated Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of the outstanding Senior Subordinated Notes may rescind any such acceleration with respect to the Senior Subordinated Notes and its consequences.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no market for the Common Stock. The sale, or availability for sale, of substantial amounts of Common Stock in the public market subsequent to the Offering could adversely affect the prevailing market price of the shares of Common Stock and could impair the Company's ability to raise additional capital through the sale of equity securities.

     Upon completion of the Offering, the Company will have 75,576,596 shares of Common Stock outstanding. Of these shares, the 13,622,500 shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

     The remaining 61,954,096 shares of Common Stock are deemed "Restricted Shares" under Rule 144. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the effective date of this Offering (the "Lock-Up Period") without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. Because of these restrictions, on the date of this Prospectus, no shares other than those offered hereby will be eligible for sale. Upon expiration of the Lock-Up Period, all of the Restricted Shares will become available for sale in the public market, subject to Rule 144 and Rule 701 of the Securities Act (other than 3,127,415 shares which will become available for sale in October 1998.)

     In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this Offering, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" shares for at least one year, including a person who may be deemed an affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1.0% of the then-outstanding shares of Common Stock (755,766 shares after giving effect to this Offering) or the average weekly trading volume of the Common Stock as reported through the New York Stock Exchange during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k) of the Securities Act, a person who is not an affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares for at least one year, would be entitled to sell such shares immediately following this Offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act.

     Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than affiliates beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its minimum holding period. The Company intends to register on a registration statement on Form S-8, shortly after the date of this Prospectus, for a total of 8,444,021 shares of Common Stock reserved for issuance under the Stock Option Plan.

                   CERTAIN U.S. TAX CONSIDERATIONS APPLICABLE
                    TO NON-U.S. HOLDERS OF THE COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders of such Common Stock who acquire and own such Common Stock as a capital asset within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, or (iii) an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States fiduciaries have the authority to control all substantial decisions of the trust. For purposes of the withholding tax on dividends discussed below, a non-resident fiduciary of an estate or trust will be considered a Non-U.S. Holder. An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second succeeding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens and, thus, are not Non-U.S. Holders for purposes of this discussion.

     This discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position (including the fact that in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of Common Stock may be affected by certain determinations made at the partner level) and does not consider U.S. state and local or non-U.S. tax consequences. Further it does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including banks and insurance companies, dealers in securities, and holders of securities held as part of a "straddle," "hedge" or "conversion transaction"). In addition, persons that hold the Common Stock through "hybrid entities" may be subject to special rules and may not be entitled to the benefits of a U.S. income tax treaty. The following discussion is based on provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion. THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL TAX CONSEQUENCES OF HOLDING AND DISPOSING OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, LOCAL OR OTHER NON-U.S. TAXING JURISDICTION.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States, or, if a tax treaty applies, attributable to a permanent establishment or in the case of an individual a "fixed base," in the United States ("U.S. trade or business income") are generally subject to U.S. federal income tax at regular rates and are not generally subject to withholding if the Non-U.S. Holder files the appropriate form with the payor. Any U.S. trade or business income received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or such lower rate as may be applicable under an income tax treaty.

     Dividends paid to an address in a foreign country are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above, and under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under final U.S. Treasury regulations, effective January 1, 1999; however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements, which would include the requirement that the Non-U.S. Holder file a Form W-8 which contains the holder's name and address.

     A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

DISPOSITION OF COMMON STOCK

     Except as described below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock provided that (i) the gain is not U.S. trade or business income;
(ii) the Non-U.S. Holder is not an individual who is present in the United States for 183 or more days in the taxable year of the disposition and who meets certain other requirements; (iii) the Non-U.S. Holder is not subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates; and (iv) the Company has not been and does not become a "United States real property holding corporation" for U.S. federal income tax purposes. The Company believes that it has not been, is not currently, and is not likely to become, a United States real property holding corporation. However, no assurance can be given that the Company will not be a United States real property holding corporation when a Non-U.S. Holder sells its shares of Common Stock.

FEDERAL ESTATE TAXES

     In general, an individual who is a Non-U.S. Holder for U.S. estate tax purposes will incur liability for U.S. federal estate tax if the fair market value of property included in the individual's taxable estate for U.S. federal estate tax purposes exceeds the statutory threshold amount. For these purposes, Common Stock owned, or treated as owned, by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides. Under current regulations, the United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply to dividends paid on the Common Stock to a Non-U.S. Holder at an address outside the United States. Under final Treasury regulations, effective January 1, 1999, a Non-U.S. Holder generally would not be subject to backup withholding at a 31% rate if the beneficial owner certifies to such owner's foreign status on a valid Form W-8.

     Non-U.S. Holders will not be subject to information reporting or backup withholding with respect to the payment of proceeds from the disposition of Common Stock effected by a foreign office of a foreign broker provided however that if the broker is a U.S. person or a "U.S. related person," information reporting (but not backup holding) would apply unless the broker receives a statement from the owner, signed under penalties of perjury, certifying its foreign status or otherwise establishing an exemption or the broker has documentary evidence in its files as to the Non-U.S. Holder's foreign status and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business, (iii) a foreign partnership engaged in a U.S. trade or business in which U.S. persons hold more than 50% of the income or capital interest, or (iv) certain U.S. branches of foreign banks or insurance companies.

     Non-U.S. Holders will be subject to information reporting and backup withholding at a rate of 31% with respect to the payment of proceeds from the disposition of Common Stock effected by to or through the United States office of a broker, U.S. or foreign, unless the Non-U.S. Holder certifies as to its foreign status under penalties of perjury or otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against such Non-U.S. Holder's U.S. federal income tax, and any amounts withheld in excess of such Non-U.S. Holder's federal income tax liability will be refunded, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

     Subject to the terms and the conditions of an Underwriting Agreement, dated
            , 1997 (the "Underwriting Agreement"), the U.S. Underwriters named below (the "U.S. Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), BT Alex. Brown Incorporated, Chase Securities Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., and Morgan Stanley & Co. Incorporated are acting as representatives (the "U.S. Representatives"), and the International Managers named below (the "International Managers and, together with the U.S. Underwriters, the "Underwriters"), for whom Donaldson, Lufkin & Jenrette International Limited, BT Alex. Brown International, a division of Bankers Trust International PLC, Chase Manhattan International Limited, Credit Suisse First Boston (Europe) Limited, Goldman Sachs International and Morgan Stanley & Co. International Limited are acting as representatives (the "International Representatives," and, together with the U.S. Representatives, the "Representatives"), have severally but not jointly agreed to purchase from the Company and the Selling Stockholder an aggregate of 13,622,500 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                              NUMBER OF
                     U.S. UNDERWRITERS                          SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
BT Alex. Brown Incorporated.................................
Chase Securities Inc........................................
Credit Suisse First Boston Corporation......................
Goldman, Sachs & Co.........................................
Morgan Stanley & Co. Incorporated...........................

                                                              ----------
          U.S. Offering Subtotal............................  10,898,000
                                                              ----------

                                                              NUMBER OF
                   INTERNATIONAL MANAGERS                       SHARES
Donaldson, Lufkin & Jenrette International Limited..........
BT Alex. Brown International................................
Chase Manhattan International Limited.......................
Credit Suisse First Boston (Europe) Limited.................
Goldman Sachs International.................................
Morgan Stanley & Co. International Limited..................

                                                              ----------
          International Offering Subtotal...................   2,724,500
                                                              ----------
     Total..................................................  13,622,500
                                                              ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The price to the public and underwriting discounts and commissions per share for the U.S. Offering and the International Offering will be identical.

     The Company and the Selling Stockholder have granted to the U.S. Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 2,043,375 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the Offering. To the extent that the U.S.

Underwriters exercise such option, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such U.S. Underwriters' percentage underwriting commitment in the U.S. Offering as indicated in the preceding table.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession of
$          per share. The Underwriters and such dealers may allow a discount of
$          per share on sales to certain other dealers. After the initial public offering, the price to the public and concession and discount to dealers may be changed by the Representatives.

     The Company and the Selling Stockholder have, severally and not jointly, agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Company, its officers and directors, and all stockholders of the Company, including the Selling Stockholder, have, severally and not jointly, agreed that they will not (i) offer, sell, pledge, contract to sell, announce their intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to any shares of Common Stock, or any securities that are convertible into, or exercisable or exchangeable for shares of Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise), except to the Underwriters pursuant to the Underwriting Agreement, for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of the officers, directors and the stockholders of the Company, including the Selling Stockholder, has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent. Notwithstanding the foregoing, during such period, (i) the Company may grant stock options pursuant to the Company's existing stock option plan consistent with past practice and (ii) the Company may issue shares of Common Stock upon the exercise of any option or warrant or the conversion of a security outstanding on the date hereof. In addition, each such officer, director and stockholder may make a bona fide gift or gifts or may make a distribution to limited partners or shareholders provided that such transferee or transferees similarly agrees in writing for the benefit of the Representatives to the effect set forth in clause (i) and (ii) of the first sentence of this paragraph for a period of 180 days after the date of this Prospectus.


     Prior to the Offering, there has been no public market for the Common Stock. The price to the public for the shares of Common Stock has been determined by negotiations between the Company and the Representatives. The factors to be considered in determining the price to the public include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.


     The shares of Common Stock offered hereby have been approved for listing on the New York Stock Exchange under the symbol "IHF", subject to notice of issuance. In connection with the listing of the Common Stock on the New York Stock Exchange, the Underwriters will undertake to sell round lots of 100 or more shares of Common Stock to a minimum of 2,000 beneficial owners.

     Pursuant to an Agreement Between U.S. Underwriters and International Managers (the "Intersyndicate Agreement"), each U.S. Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any shares of Common Stock offered hereby for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock offered hereby or distribute any prospectus relating to such shares of

Common Stock outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Intersyndicate Agreement, each International Manager has represented and agreed that, with certain exceptions,
(i) it is not purchasing any shares of Common Stock offered hereby for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock offered hereby or distribute any prospectus relating to such shares of Common Stock in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is both a U.S. Underwriter and an International Manager, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Manager apply only to it in its capacity as an International Manager. The foregoing limitations do not apply to stabilization transactions and to certain other transactions specified in the Intersyndicate Agreement. As used herein, "United States or Canadian Person" means any individual who is a resident in the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or of any political subdivision thereof (other than a foreign branch of any United States or Canadian Person), and included any United States or Canadian branch of a person other than a United States or Canadian Person.

     Pursuant to the Intersyndicate Agreement, sales may be made between the syndicates of U.S. Underwriters and International Managers of such number of shares of Common Stock offered hereby as may be mutually agreed. Unless otherwise determined by the Representatives, the per share price of any shares of Common Stock so sold shall be the price to the public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth above.

     Pursuant to the Intersyndicate Agreement, each U.S. Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell, directly or indirectly, any shares of Common Stock offered hereby in any province or territory of Canada in contravention of the securities laws thereof and (ii) without limiting the generality of the foregoing, any offer or sale of such shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock offered hereby a notice stating in substance that by purchasing such shares of Common Stock such dealer represents and agrees that (i) it has not offered or sold and will not offer or sell, directly or indirectly, any of such shares of Common Stock in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of securities laws thereof, (ii) any offer or sale of such shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made and (iii) it will send to any other dealer to whom it sells any of such shares of Common Stock a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Intersyndicate Agreement, each International Manager has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of shares of Common Stock to the International Managers pursuant to the Underwriting Agreement, will not offer or sell, any shares of Common Stock offered hereby to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to any thing done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the Offering to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

     Pursuant to the Intersyndicate Agreement, each International Manager has further represented and agreed that it has not offered or sold and will not offer or sell, directly or indirectly, any shares of Common

Stock acquired in connection with the distribution contemplated hereby in Japan or to or for the account of any resident thereof, except for offers or sales to Japanese International Managers or dealers and except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law. Each International Manager has further agreed to send to any dealer who purchases from it any shares of Common Stock offered hereby a notice stating in substance that by purchasing such shares of Common Stock such dealer represents and agrees that (i) it has not offered or sold and will not offer or sell, directly or indirectly, any of such shares of Common Stock in Japan or to or for the account of any resident thereof, except for offers or sales to Japanese International Managers or dealers and except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law and (ii) it will send to any other dealer to whom it sells any of such shares of Common Stock a notice containing substantially the same statement as is contained in this sentence.

     Other than in the United States, no action has been taken by the Company, the Selling Stockholder or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     Affiliates of each of BT Alex. Brown Incorporated, BT Alex. Brown International, Chase Securities Inc., Chase Manhattan International Limited, Morgan Stanley & Co. Incorporated and Morgan Stanley & Co. International Limited are agents and lenders under the Senior Bank Facilities and receive customary fees in such capacity. In addition, affiliates of BT Alex. Brown Incorporated, BT Alex. Brown International, Chase Securities Inc. and Chase Manhattan International Limited participated in the equity financing for the IHF Acquisition and owned 2.9% and 4.3%, respectively, of the Company's Common Stock outstanding immediately prior to the Offering. BT Alex. Brown Incorporated and Chase Securities Inc. also acted as initial purchasers of the Senior Subordinated Notes and received customary compensation in connection therewith. Affiliates of BT Alex. Brown Incorporated, BT Alex. Brown International, Chase Securities Inc. and Chase Manhattan International Limited are limited partners of investment funds managed by Hicks Muse. The Representatives and their affiliates have in the past rendered other financial services to the Company and its affiliates and may do so in the future.

     Affiliates of certain of the Underwriters are lenders under the Company's Senior Bank Facilities. Because the proceeds of the Offering will be used by the Company to repay outstanding amounts under the Senior Bank Facilities, under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD"), a conflict of interest is deemed to exist. In the event of such a conflict of interest, the offering price can be no higher than that recommended by a qualified independent underwriter meeting certain standards (a "QIU"). In accordance with this requirement, DLJ has assumed the responsibilities of acting as a QIU and will recommend a price to the public in compliance with Rule 2710(c)(8). In connection with the Offering, DLJ is performing the due diligence investigations and reviewing and participating in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. As compensation for the services of DLJ as a QIU, the Company has agreed to pay DLJ $5,000.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would otherwise be in the absence of such transaction.


     At the request of the Company, up to 1,362,250 shares of Common Stock offered in the U.S. Offering are being reserved for sale at the price to the public as set forth on the cover page of this Prospectus to the employees, officers and directors of the Company and certain other persons, subject to confirmation after the pricing of the Offering. The Common Stock sold through the reserved share program will be sold subject to the same terms and conditions as all other shares of Common Stock sold in the Offering. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any shares not so purchased will be offered by the U.S. Underwriters to the general public on the same basis as the other shares of Common Stock offered hereby.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Dallas, Texas. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P., New York, New York.

                                    EXPERTS

     The consolidated balance sheet of International Home Foods, Inc. and Subsidiaries as of December 31, 1996 and the consolidated statements of operations and parent company's investment and advances, changes in stockholders' deficiency, and cash flows for the year ended December 31, 1996, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The combined balance sheet of the Company as of December 31, 1995 and the combined statements of operations and parent company's investment and advances and of cash flows for each of the two years in the period ended December 31, 1995, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in the report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.


     The financial statements of Bumble Bee Seafoods, Inc. and subsidiaries as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP contains an explanatory paragraph that states that Bumble Bee Seafoods' notes payable and subordinated note payable were due and payable in May 1996 and nonpayment has constituted events of default. Bumble Bee Seafoods does not currently have the funds to retire these obligations. Such conditions raise substantial doubt about Bumble Bee Seafoods' ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules filed therewith. Statements contained in this Prospectus concerning the provisions of any contract, agreement or other document referred to herein or therein are not necessarily complete, but contain a summary of the material terms of such contracts, agreements or other documents. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for the complete contents of the exhibit, and each statement concerning its provisions is qualified in its entirety by such reference. The Registration Statement may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at 7 World Trade Center, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2551. Copies of such materials may also be obtained by mail at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be obtained from the web site that the Commission maintains at www.sec.gov.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements and quarterly reports for each of the first three quarters of each fiscal year containing interim unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
INTERNATIONAL HOME FOODS, INC.
REPORT OF INDEPENDENT ACCOUNTANTS...........................   F-2
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS....................   F-3
CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated Balance Sheets as of December 31, 1995 and
     1996 and
     September 30, 1997 (unaudited).........................   F-4
  Consolidated Statements of Operations and Parent Company's
     Investment and Advances for the years ended December
     31, 1994, 1995 and 1996 and for the nine month periods
     ended September 30, 1996 and 1997 (unaudited)..........   F-5
  Consolidated Statements of Changes in Stockholders' Equity
     (Deficiency) for the year ended December 31, 1996 and
     for the nine month period ended September 30, 1997
     (unaudited)............................................   F-6
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996 and for the nine month
     periods ended September 30, 1996 and 1997
     (unaudited)............................................   F-7
  Notes to Consolidated Financial Statements................   F-8
BUMBLE BEE SEAFOODS, INC.
INDEPENDENT AUDITORS' REPORT................................  F-28
CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated Balance Sheets as of December 31, 1995 and
     1996 (audited) and
     June 30, 1997 (unaudited)..............................  F-29
  Consolidated Statements of Operations and Accumulated
     Deficit for the years ended December 31, 1994, 1995 and
     1996 (audited) and for the six month periods ended June
     30, 1996 and 1997 (unaudited)..........................  F-30
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996 (audited) and for the
     six month periods ended June 30, 1996 and 1997
     (unaudited)............................................  F-31
  Notes to the Consolidated Financial Statements............  F-32

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of International Home Foods, Inc.:

     We have audited the accompanying consolidated balance sheet of International Home Foods, Inc. and Subsidiaries as of December 31, 1996 and the related consolidated statements of operations and parent company's investment and advances, changes in stockholders' deficiency, and cash flows for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Home Foods, Inc. and Subsidiaries as of December 31, 1996, and the consolidated results of their operations and their cash flows for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Parsippany, New Jersey
April 18, 1997 except as to Note 15,
which is as of May 2, 1997 and

Note 16(b) which is as of November 14, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To American Home Products Corporation:

     We have audited the accompanying combined balance sheet of American Home Food Products identified in Notes 1 and 2, as of December 31, 1995, and the related combined statements of operations and parent company's investment and advances, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of American Home Food Products as of December 31, 1995 and the combined results of their operations and their cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

New York, New York
October 11, 1996

                         INTERNATIONAL HOME FOODS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                              (SEE NOTES 1 AND 2)

                                                                DECEMBER 31
                                                           ---------------------   SEPTEMBER 30,
                                                             1995        1996          1997
                                                                                    (UNAUDITED)
                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..............................  $     --   $   45,859    $   63,720
  Accounts receivable, net of allowances.................    45,674       48,801        78,883
  Inventories............................................   139,850      129,205       200,262
  Prepaid expenses and other current assets..............     3,832        8,197         8,297
  Deferred income taxes..................................        --       11,571        13,967
                                                           --------   ----------    ----------
          Total current assets...........................   189,356      243,633       365,129
Property, plant and equipment, net.......................   176,755      186,002       200,929
Intangible assets, net...................................    97,443      153,938       234,382
Deferred income taxes....................................        --      353,034       347,694
Other assets.............................................        93       31,664        33,639
                                                           --------   ----------    ----------
          Total assets...................................  $463,647   $  968,271    $1,181,773
                                                           ========   ==========    ==========
              LIABILITIES, PARENT COMPANY'S
               INVESTMENT AND ADVANCES AND
            STOCKHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
  Due to banks...........................................  $     --   $    9,278    $    7,127
  Current portion of long-term debt......................        --       26,000       110,000
  Accounts payable.......................................    13,092       18,679        38,691
  Amount payable to minority stockholder.................        --       16,556            --
  Accrued salaries, wages and benefits...................     9,272       14,379        18,701
  Accrued advertising and promotion......................    27,465       38,127        58,506
  Accrued interest.......................................        --       10,843        22,798
  Other accrued liabilities..............................    18,902       28,151        38,304
                                                           --------   ----------    ----------
          Total current liabilities......................    68,731      162,013       294,127
Long-term debt...........................................        --    1,044,000     1,081,500
Post retirement benefits obligation......................        --       16,689        18,511
Other noncurrent liabilities, primarily accrued
  royalties..............................................     9,919        9,764         1,072
                                                           --------   ----------    ----------
          Total liabilities..............................    78,650    1,232,466     1,395,210
                                                           --------   ----------    ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIENCY) (NOTE 16):
  Preferred stock -- par value $.01 per share;
     authorized, 100,000,000 shares; no shares issued or
     outstanding.........................................  $     --   $       --    $       --
  Common stock -- par value $.01 per share; authorized,
     300,000,000 shares; issued and outstanding
     61,922,990 shares...................................        --          619           619
  Additional paid-in capital.............................        --     (261,318)     (216,555)
  Retained earnings (accumulated deficit)................        --       (1,598)        4,493
  Former parent company's investment and advances........   384,997           --            --
  Foreign currency translation adjustment................        --       (1,898)       (1,994)
                                                           --------   ----------    ----------
          Total stockholders' equity (deficiency)........   384,997     (264,195)     (213,437)
                                                           --------   ----------    ----------
          Total liabilities, parent company's investment
            and advances, and stockholders' equity
            (deficiency).................................  $463,647   $  968,271    $1,181,773
                                                           ========   ==========    ==========

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                         INTERNATIONAL HOME FOODS, INC.

                   CONSOLIDATED STATEMENTS OF OPERATIONS AND
                    PARENT COMPANY'S INVESTMENT AND ADVANCES
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                              (SEE NOTES 1 AND 2)

                                                                           NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                      --------------------------------   ----------------------
                                        1994       1995        1996        1996        1997
                                                                              (UNAUDITED)
Net sales...........................  $997,321   $818,861     $942,792   $704,103      $843,933
Cost of goods sold..................   463,137    398,122      444,879    333,880       412,950
                                      --------   --------   ----------   --------   -----------
  Gross profit......................   534,184    420,739      497,913    370,223       430,983
Marketing expenses..................   200,757    186,396      191,527    140,168       178,394
Selling, general and administrative
  expenses..........................   174,211    165,736      148,903    110,293       119,941
Provision for restructuring and
  other charges.....................        --         --        4,308         --            --
Stock option compensation...........        --         --           --         --        44,763
                                      --------   --------   ----------   --------   -----------
Income from operations..............   159,216     68,607      153,175    119,762        87,885
Interest expense....................        --         --       17,072         --        79,235
Interest income and other, net......        --         --          177        (18)        1,674
                                      --------   --------   ----------   --------   -----------
  Income before provision for income
     taxes..........................   159,216     68,607      136,280    119,744        10,324
Provision for income taxes..........    63,296     29,414       53,319     45,576         4,233
                                      --------   --------   ----------   --------   -----------
  Net income........................    95,920     39,193       82,961     74,168         6,091
Parent company's investment
  and advances, beginning
  of period.........................   423,551    467,139           --    384,997            --
Advances, withdrawals and dividends,
  net...............................   (52,332)  (121,335)          --    (90,532)           --
                                      --------   --------   ----------   --------   -----------
Parent company's investment and
  advances, end of period...........  $467,139   $384,997         $ --   $368,633          $ --
                                      ========   ========   ==========   ========   ===========
Income per common share.............                             $1.34                    $0.10
Weighted average number of shares
  outstanding.......................                        61,922,990               63,301,986
                                                            ==========              ===========
Unaudited Pro forma historical
  income per common share (Note
  16)...............................                             $1.08                    $0.08
Weighted average number of shares
  outstanding (Note 16).............                        77,205,816               77,205,816
                                                            ==========              ===========

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                         INTERNATIONAL HOME FOODS, INC.

                     CONSOLIDATED STATEMENTS OF CHANGES IN
                       STOCKHOLDERS' EQUITY (DEFICIENCY)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNT)
                              (SEE NOTES 1 AND 2)

                                                                FOR THE       FOR THE NINE
                                                               YEAR ENDED     MONTHS ENDED
                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1996            1997
                                                                               (UNAUDITED)
Common Stock:
  Balance at beginning of period............................   $      --        $     619
  Effect of merger transaction -- issued 61,922,990
     shares.................................................         619               --
                                                               ---------        ---------
  Balance at end of period..................................   $     619        $     619
                                                               =========        =========
Additional paid-in capital:
  Balance at beginning of period............................   $      --        $(261,318)
  Effect of merger transaction..............................    (261,318)              --
  Compensation related to stock options.....................          --           44,763
                                                               ---------        ---------
  Balance at end of period..................................   $(261,318)       $(216,555)
                                                               =========        =========
Foreign currency translation adjustment:
  Balance at beginning of period............................   $      --        $  (1,898)
  Effect of merger transaction..............................      (1,662)
  Translation adjustment for the period November 1, 1996 to
     December 31, 1996 and January 1, 1997 to September 30,
     1997, respectively.....................................        (236)             (96)
                                                               ---------        ---------
  Balance at end of period..................................   $  (1,898)       $  (1,994)
                                                               =========        =========
Former parent company's investment and advances
  Balance at beginning of period............................   $ 384,997        $      --
  Net income*...............................................      84,559
  Other activity, net**.....................................    (101,256)
  Effect of merger transaction..............................    (630,661)
  Transfer to common stock, additional paid-in capital, and
     foreign currency translation adjustment on November 1,
     1996...................................................     262,361
                                                               ---------        ---------
  Balance at end of period..................................   $      --        $      --
                                                               =========        =========
Retained earnings (accumulated deficit):
  Balance at beginning of period............................   $      --        $  (1,598)
  Net loss for the period November 1, 1996 to December 31,
     1996 and net income for the period January 1997 to
     September 30, 1997, respectively.......................      (1,598)           6,091
                                                               ---------        ---------
  Balance at end of period..................................   $  (1,598)       $   4,493
                                                               =========        =========

---------------

 * For the period January 1, 1996 to October 31, 1996.

** Consists principally of advances, withdrawals, dividends, and foreign currency translation adjustments.

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                         INTERNATIONAL HOME FOODS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                              (SEE NOTES 1 AND 2)

                                                                                       NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                                ----------------------------------   ----------------------
                                                  1994       1995         1996         1996        1997
                                                                                          (UNAUDITED)
OPERATING ACTIVITIES:
  Net income..................................  $ 95,920   $  39,193   $    82,961   $ 74,168    $   6,091
  Adjustments to reconcile net income to net
    cash provided from operating activities --
    Depreciation and amortization.............    26,389      30,154        19,019     13,717       21,921
    Deferred income taxes.....................        --          --        (1,032)        --        2,944
    Provision for restructuring and other
      charges.................................        --          --         4,308         --           --
    Stock option compensation.................        --          --            --         --       44,763
  Changes in assets and liabilities
    Accounts receivable.......................   (24,711)     61,710         1,253    (10,059)        (712)
    Inventories...............................   (13,802)      8,103        14,970      9,384       (7,289)
    Other current assets......................    (1,259)      1,051        (3,133)     1,893        1,324
    Accounts payable..........................    (2,728)     (2,578)         (352)     3,885        6,284
    Accrued liabilities.......................     3,280       8,246        30,298      5,731       26,933
    Other.....................................       360        (343)       (2,342)       288      (15,427)
                                                --------   ---------   -----------   --------    ---------
      Net cash provided from operating
         activities...........................    83,449     145,536       145,950     99,007       86,832
                                                --------   ---------   -----------   --------    ---------
INVESTING ACTIVITIES:
  Purchases of plant and equipment, net.......   (31,117)    (24,201)      (11,905)    (8,475)      (8,609)
  Purchase of business, net of cash
    acquired..................................        --          --       (29,136)        --     (163,058)
                                                --------   ---------   -----------   --------    ---------
      Net cash used in investing activities...   (31,117)    (24,201)      (41,041)    (8,475)    (171,667)
                                                --------   ---------   -----------   --------    ---------
FINANCING ACTIVITIES:
  Dividends paid to American Home Products....   (93,761)     (5,818)       (1,539)        --           --
  Change in former parent company's investment
    and advances, net.........................    42,134    (115,793)      (99,121)   (90,632)          --
  Increase (decrease) due to banks............        --          --         9,278         --       (2,151)
  Redemption of common stock of IHF and
    distribution to American Home Products
    Corporation...............................        --          --    (1,209,000)        --           --
  Issuance of long-term bank debt.............        --          --       670,000         --       80,000
  Issuance of Senior Subordinated Notes.......        --          --       400,000         --           --
  Payment of debt issuance costs..............        --          --       (30,649)        --           --
  Retirement of Heritage long-term debt and
    accrued interest..........................        --          --       (40,763)        --           --
  Issuance of common stock, net of issuance
    costs.....................................        --          --       242,744         --           --
  Repayment of long-term debt.................        --          --            --         --      (29,500)
  Borrowing from revolving credit facility for
    acquisitions..............................        --          --            --         --       86,000
  Repayment for borrowing from revolving
    credit facility...........................        --          --            --         --      (15,000)
  Payment to minority stockholder.............        --          --            --         --      (16,556)
                                                --------   ---------   -----------   --------    ---------
      Net cash used in financing activities...   (51,627)   (121,611)      (59,050)   (90,632)     102,793
                                                --------   ---------   -----------   --------    ---------
  Effect of exchange rates on cash............      (705)        276            --        100          (97)
                                                --------   ---------   -----------   --------    ---------
  Increase in cash and cash equivalents.......        --          --        45,859         --       17,861
  Cash and cash equivalents at beginning of
    period....................................        --          --            --         --       45,859
                                                --------   ---------   -----------   --------    ---------
  Cash and cash equivalents at end of
    period....................................  $     --   $      --   $    45,859   $     --    $  63,720
                                                ========   =========   ===========   ========    =========
  Cash paid during the period for:
    Interest..................................        --          --         5,568         --       63,449
    Income taxes..............................     3,528       2,409           827     13,902          432

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                         INTERNATIONAL HOME FOODS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)
                              (SEE NOTES 1 AND 2)

                (DATA WITH REGARD TO SEPTEMBER 30, 1996 AND 1997
               AND FOR THE NINE MONTHS THEN ENDED ARE UNAUDITED)

(1)  DESCRIPTION OF BUSINESS, MERGER, AND ACQUISITION

  BACKGROUND AND BASIS OF PRESENTATION

     On September 5, 1996, American Home Products Corporation ("American Home Products"), AHP Subsidiary Holding Corporation and other parties entered into an agreement ("Agreement") pursuant to which an affiliate ("Hicks Muse Holding") of Hicks, Muse, Tate & Furst Equity Fund III, L.P. ("Hicks Muse") acquired, effective November 1, 1996, an 80 percent interest in International Home Foods, Inc. ("IHF" or "the Company") and its subsidiary, M. Polaner, Inc., for approximately $1,226,000. In connection with this transaction (the "IHF Acquisition"), American Home Products contributed all of its other food products businesses into IHF. Effective November 1, 1996, these entities and businesses constitute IHF. In connection with the Agreement, IHF received $264,000 of equity financing and incurred indebtedness of $1,070,000. Approximately $962,000 of the proceeds was used to redeem shares of common stock of IHF which were indirectly held by American Home Products and $264,000 was distributed to American Home Products. At December 31, 1996, the Company has a liability to American Home Products of $16,556 for the estimated unpaid redemption amount due upon final determination of the purchase price. As a result of the redemption, American Home Products continues to beneficially own approximately 20 percent of the Company. The IHF Acquisition has been accounted for as a leveraged recapitalization such that the Company's assets and liabilities remain at their historical bases for financial reporting purposes; for income tax purposes, the transaction has been treated as a taxable business combination such that the consolidated financial statements reflect a "step-up" in tax basis (see Note 8).

     Earnings, advances, withdrawals, dividends, foreign currency translation adjustments, and other transactions between the Company and American Home Products for periods prior to November 1, 1996 are reflected in former parent company's investment and advances in the accompanying financial statements which are presented on a combined basis prior to November 1, 1996 and on a consolidated basis subsequent to November 1, 1996. The combined financial statements for periods prior to November 1, 1996 reflect the financial position, results of operations, and cash flows of the Company as if the Company was a stand-alone entity. The Company began presenting retained earnings (accumulated deficit) as a separate component of stockholders' equity (deficiency) effective November 1, 1996.

     The effects of the IHF Acquisition are summarized as follows:

Redemption and distribution to AHP Subsidiary Holding
  Corporation...............................................  $(1,225,556)
Issuance of common stock....................................      264,000
Fees........................................................      (21,256)
Recognition of postretirement benefits obligation...........      (16,207)
Deferred income taxes.......................................      368,358
                                                              -----------
                                                              $  (630,661)
                                                              ===========

     Pro forma unaudited net income (loss) for the years ended December 31, 1995 and 1996, assuming the IHF Acquisition had occurred at the beginning of 1995, would have been ($22,002) and $31,241, respectively. Decreases to reported net income result from increased pro forma interest expense, partially offset by the related tax effects. The unaudited pro forma amounts do not purport to be indicative of what the Company's actual results of operations would have been had the IHF Acquisition been consummated on January 1, 1995 or to project the Company's results of operations for any future period.

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates made by management. Actual results could differ from these estimates. Estimates are used when accounting for potential bad debts, inventory obsolescence and spoilage, trade and promotion allowances, coupon redemptions, depreciation and amortization, deferred income taxes and tax valuation allowances, restructuring charges, and contingencies, among other items.

  ACQUISITION

     Immediately after the IHF Acquisition and effective November 1, 1996, the Company acquired Heritage Brands Holdings, Inc. and subsidiaries ("Heritage") for approximately $70,800, including the assumption of approximately $40,800 of debt which was repaid immediately following consummation of the acquisition, in a transaction accounted for using the purchase method of accounting. The excess of the purchase price of Heritage over the fair value of assets acquired and liabilities assumed resulted in goodwill and other intangible assets of approximately $59,100 (an increase of approximately $25,000 over the amount of Heritage's unamortized goodwill and intangible assets prior to the acquisition) which are being amortized over 20 years. The acquisition was not significant and, accordingly, pro forma financial information has not been provided. The results of operations and cash flows of Heritage have been included in the accompanying consolidated financial statements of the Company since November 1, 1996.

  BUSINESS

     The Company operates in one business segment which manufactures and markets a diversified portfolio of shelf-stable food products. The Company sells its products primarily in the United States and Canada and is not dependent on any single or major group of customers for its sales. The Company's canned pasta product line accounted for approximately 40-50 percent of consolidated sales for all periods presented.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  PRINCIPLES OF COMBINATION/CONSOLIDATION

     For periods through October 31, 1996, the accompanying financial statements included the operations of the following indirect wholly-owned subsidiaries of American Home Products: American Home Food Products, Inc. (now, the Company) and its subsidiary M. Polaner, Inc., American Home Foods, Inc. (now I.H.F.P, Inc.), Luck's Incorporated, Canadian Home Products Limited, and certain related assets owned by American Home Products (collectively, American Home Food Products) and its subsidiaries. Effective November 1, 1996, the consolidated operations of the Company include the aforementioned entities and Heritage (see Note 1). All significant intercompany balances and transactions have been eliminated in the combined and consolidated financial statements. The accompanying combined and consolidated financial statements are referred to herein as "consolidated" financial statements.

  CASH AND CASH EQUIVALENTS

     All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company's cash and cash equivalents at December 31, 1996 and September 30, 1997 consist of cash in banks and investments in the commercial paper of several companies.

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

  INVENTORIES:

     Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis.

  PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment are stated at cost. Normal maintenance and repairs are expensed. Additions and improvements either to provide necessary capacity, improve the efficiency of production, or to modernize the facilities are capitalized. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets; generally 40 years for building and leasehold improvements, 15 years for machinery and equipment, and 5 to 20 years for furniture and fixtures.

  INTANGIBLE AND OTHER ASSETS:

     Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized using the straight-line method over periods of 20-40 years. Deferred financing costs relate to costs incurred in connection with the agreements for bank and other indebtedness. Such costs are being amortized over the terms of the financings using the interest or straight-line method, as appropriate. Amortization of deferred financing costs is included in interest expense in the accompanying consolidated financial statements.

     The Company continually reviews goodwill to evaluate whether changes have occurred that would suggest goodwill may be impaired based on the estimated cash flows of the entity acquired over the remaining amortization period. If this review indicates that the remaining estimated useful life of goodwill requires revision or that the goodwill is not recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis.

     During 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was issued. The effect of adopting this pronouncement in 1996 was not significant.

  RESEARCH AND DEVELOPMENT:

     Research and development costs are charged to expense as incurred and amounted to $6,782, $6,447 and $3,823 for the years ended December 31, 1994, 1995 and 1996 and $7,415 and $3,343 for the nine months ended September 30, 1996 and 1997, respectively.

  ADVERTISING:

     Advertising costs are charged to expense as incurred and amounted to $32,839, $42,386, and $58,551 for the years ended December 31, 1994, 1995 and
1996 and $42,974 and $45,896 for the nine months ended September 30, 1996 and 1997, respectively.

  FORMER PARENT COMPANY INVESTMENT AND ADVANCES:

     Former parent company's investment and advances includes the stockholder's equity of the individual American Home Products subsidiaries described in Note
2. The equity of the individual subsidiaries represents the original investment by American Home Products, plus accumulated net income and net advances, withdrawals and dividends. For periods prior to November 1, 1996, cash receipts were transferred to American Home Products by daily cash sweeps, and American Home Products made funds available for operating expenses.

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

  INTERIM FINANCIAL INFORMATION:

     The unaudited consolidated financial statements and related disclosures presented herein have been prepared by the Company without audit and, in the opinion of management, contain all adjustments necessary to present fairly and on a basis consistent with the consolidated financial statements for the year ended December 31, 1996, the Company's consolidated financial position as of September 30, 1997, and the results of their operations and cash flows for the nine months ended September 30, 1996 and 1997.

     The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the entire year.

  FOREIGN CURRENCY TRANSLATION:

     The assets and liabilities of the Company's foreign subsidiary, Canadian Home Products Limited, are translated into United States dollars at period end exchange rates. Income, expense and cash flow amounts are translated using monthly average exchange rates. Translation adjustments were accumulated in former parent company investment and advances through October 31, 1996 and effective November 1, 1996, are accumulated as a separate component of stockholders' deficiency. Transaction gains and losses are reflected in other income (expense) net, and have not been significant.

  FINANCIAL INSTRUMENTS:

     The cost of interest rate collars is amortized as interest expense over the terms of the related agreements. Interest expense is adjusted, if required, to reflect the interest rates included in these collar agreements.

  INCOME (LOSS) PER SHARE:

     Net income (loss) per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during each respective period. Proceeds from the exercise of the dilutive stock options are assumed to be used to repurchase outstanding shares of the Company's common stock at the estimated average fair market value during the period for primary earnings per share and the higher of the estimated average or period end fair market value for fully dilutive earnings per share. (See Note 16(b)).

  INCOME TAXES:

     The Company's operations were included in the consolidated income tax returns of American Home Products through October 31, 1996. The Company was charged by American Home Products based on the statutory tax rates adjusted for permanent differences, but without regard for temporary differences. Accordingly, the Company's financial statements for periods prior to the IHF Acquisition do not reflect deferred tax assets or liabilities since those amounts were being provided for by American Home Products. Deferred tax assets and liabilities prior to the IHF Acquisition would have reflected temporary differences between assets and liabilities for financial reporting purposes and income tax purposes. Such temporary differences were primarily attributable to depreciation, allowances for doubtful accounts, and nondeductible reserves and were not significant through October 31, 1996. The income tax provision on a stand-alone basis for periods prior to November 1, 1996 would not differ materially from the income tax provision reflected in the accompanying consolidated financial statements.

     Effective November 1, 1996, the Company's operations are included in the consolidated federal income tax returns of its parent. For periods after November 1, 1996, the Company's income tax provision has been prepared on a separate return basis, with deferred income taxes provided for differences in the financial statement and tax bases of assets and liabilities. The tax effects of the temporary differences which resulted

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

from the "step-up" in tax basis (see Notes 1 and 8) have been reflected in stockholders' equity (deficiency) as of November 1, 1996. The Company intends to permanently reinvest its undistributed Canadian earnings in the Canadian operations; accordingly, deferred income taxes, which would not be significant, have not been provided for the repatriation of such undistributed earnings.

  RECLASSIFICATIONS:

     Certain 1994 and 1995 amounts have been reclassified to conform with the 1996 presentation.

(3) INVENTORIES

     Inventories are as follows:

                                                       DECEMBER 31,
                                                   --------------------    SEPTEMBER 30,
                                                     1995        1996          1997
                                                                            (UNAUDITED)
Raw materials....................................  $ 27,175    $ 29,932      $ 54,071
Work in progress.................................    30,117      26,790        23,621
Finished goods...................................    82,558      72,483       122,570
                                                   --------    --------      --------
          Total..................................  $139,850    $129,205      $200,262
                                                   ========    ========      ========

(4) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are as follows:

                                                       DECEMBER 31,
                                                   --------------------    SEPTEMBER 30,
                                                     1995        1996          1997
                                                                            (UNAUDITED)
Land.............................................  $  4,494    $  4,589      $   7,679
Buildings and leasehold improvements.............   101,622     107,923        118,803
Machinery and equipment..........................   172,093     185,867        194,325
Furniture and fixtures...........................    18,893      19,917         21,841
                                                   --------    --------      ---------
                                                    297,102     318,296        342,648
Less -- accumulated depreciation and
  amortization...................................   120,347     132,294        141,719
                                                   --------    --------      ---------
          Total..................................  $176,755    $186,002      $ 200,929
                                                   ========    ========      =========

     Depreciation expense aggregated $13,380, $17,144 and $15,683 for the years ended December 31, 1994, 1995, 1996 and $11,710 and $13,411 for the nine months ended September 30, 1996 and 1997, respectively.

(5) INTANGIBLE AND OTHER ASSETS

     Intangible assets are as follows:

                                                       DECEMBER 31,
                                                   --------------------    SEPTEMBER 30,
                                                     1995        1996          1997
                                                                            (UNAUDITED)
Goodwill and tradenames.........................   $110,579    $169,749      $254,956
Less -- accumulated amortization................     13,136      15,811        20,574
                                                   --------    --------      --------
     Net intangible assets......................   $ 97,443    $153,938      $234,382
                                                   ========    ========      ========

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

     Amortization of intangibles totaled $13,010, $13,010 and $2,675 for the years ended December 31, 1994, 1995 and 1996 and $2,007 and $4,763 for the nine months ended September 30, 1996 and 1997, respectively. All fully amortized intangibles have been retired.

     Other assets at December 31, 1996 and September 30, 1997 include deferred financing fees incurred in connection with the Company's issuance of long-term debt. Such costs aggregated $32,149; amortization expense for the period November 1, 1996 (date of debt issuance) to December 31, 1996 and for the nine months ended September 30, 1997 was $661 and $3,747, respectively.

(6) ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS AND ALLOWANCES

     The allowance for doubtful accounts and sales returns and allowances and their related activity, are as follows:

                                                                    WRITE-OFFS AND
                                         BEGINNING     CHARGED      REDUCTIONS, NET    ENDING
                                          BALANCE     TO EXPENSE     OF RECOVERIES     BALANCE
  Year Ended December 31, 1994........    $3,126        $  588           $240          $3,474
  Year Ended December 31, 1995........     3,474         1,103            513           4,064
  Year Ended December 31, 1996........     4,064           563            296           4,331
  Nine Months Ended September 30, 1997
     (unaudited)......................     4,331           994            116           5,209

(7) BUSINESS RESTRUCTURING AND OTHER CHARGES

     In December 1996, a pretax charge was recorded for severance costs of $3,240 and other charges (principally non-cash) of $1,068.

     The severance charge covers both voluntary and involuntary terminations of approximately 125 employees, including management, sales and marketing, technical, and administrative personnel. Employee separations were substantially completed prior to December 31, 1996.

     During 1996, cash payments of $437 were charged against the business restructuring reserve. Management believes that the remaining reserves for business restructuring of $2,871 at December 31, 1996 are adequate to complete its plans. As of September 30, 1997, all of the remaining cash payments were made.

(8) INCOME TAXES

     The provision for income taxes is as follows:

                                                                     FOR THE NINE MONTHS
                                            DECEMBER 31,             ENDED SEPTEMBER 30,
                                    -----------------------------    -------------------
                                     1994       1995       1996        1996       1997
                                                                         (UNAUDITED)
Domestic.........................   $54,558    $24,126    $45,334     $38,754     $3,716
Foreign..........................     2,567      2,411      1,193         994        413
State............................     6,171      2,877      6,792       5,828        104
                                    -------    -------    -------     -------     ------
                                    $63,296    $29,414    $53,319     $45,576     $4,233
                                    =======    =======    =======     =======     ======

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

     A reconciliation between the Company's effective tax rate and U.S. statutory rate is as follows:

                                                      DECEMBER 31,        SEPTEMBER 30,
                                                  --------------------    --------------
                                                  1994    1995    1996    1996     1997
                                                                           (UNAUDITED)
U.S. statutory rate............................     35%     35%     35%      35%      35%
State tax, net of federal benefit..............      3       3       4        3        5
Amortization of other intangibles and purchase
  price over fair value........................      2       5      --       --       --
Other..........................................     --      --      --       --        1
                                                   ---     ---     ---      ---      ---
Effective tax rate.............................     40%     43%     39%      38%      41%
                                                   ===     ===     ===      ===      ===

     The provision for income taxes for 1996 is as follows:

                                                        PERIOD FROM            PERIOD FROM
                                                     JANUARY 1, 1996 TO    NOVEMBER 1, 1996 TO
                                                      OCTOBER 31, 1996      DECEMBER 31, 1996
Current:
  Federal..........................................       $46,136                $    --
  Foreign..........................................         1,228                     41
  State............................................         6,944                      2
                                                          -------                -------
                                                           54,308                     43
                                                          -------                -------
Deferred:
  Federal..........................................            --                   (802)
  Foreign..........................................            --                    (76)
  State............................................            --                   (154)
                                                          -------                -------
                                                               --                 (1,032)
                                                          -------                -------
                                                          $54,308                $  (989)
                                                          =======                =======

     For federal and state income tax purposes, the IHF Acquisition (see Note 1) is a taxable business combination and is a qualified stock purchase. The buyer and seller have elected jointly to treat the IHF Acquisition as an asset acquisition under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. A preliminary allocation of the purchase price to the tax bases of assets and liabilities based on their respective estimated fair values at November 1, 1996 has been made for income tax purposes and will be finalized during 1997. In connection with the IHF Acquisition, the Company has recorded a deferred tax asset of approximately $368,000 at November 1, 1996 related to future tax deductions for the net excess of the tax bases of the assets and liabilities over the financial statement carrying amounts with a corresponding credit to additional paid-in capital. Historically, the Company has generated operating income and realization of the deferred tax assets is dependent upon the Company's ability to generate sufficient future taxable income which management believes is more likely than not. The Company anticipates future taxable income after debt service and adjusting for the effects of the IHF Acquisition and acquisition discussed in Note 1 sufficient to realize the deferred tax assets existing at November 1, 1996, December 31, 1996 and September 30, 1997. Future taxable income is based on management's forecasts of the operating results of the Company and there can be no assurance that such results will be achieved. Management continually reviews such forecasts in comparison with actual results and expected trends. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, the Company will provide a valuation allowance by a charge to income tax expense in the period of such determination.

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

     As discussed in Note 2, the Company's consolidated financial statements for periods prior to November 1, 1996 do not reflect deferred income taxes as all such taxes were provided for by American Home Products. Deferred tax assets and liabilities established as a result of the IHF Acquisition and the purchase of Heritage have been reflected on the accompanying consolidated balance sheets, effective November 1, 1996, as an adjustment to the former parent company's investment and advances account or goodwill, as appropriate.

     The components of deferred tax assets at November 1, 1996, December 31, 1996, and September 30, 1997 are as follows:

                                                  NOVEMBER 1,   DECEMBER 31,   SEPTEMBER 30,
                                                     1996           1996           1997
                                                                                (UNAUDITED)
Current deferred tax assets:
  Allowance for doubtful accounts...............   $  2,196       $  1,771       $  2,570
  Inventory reserves............................     14,813          2,850          5,248
  Other accruals................................      2,557          6,950          6,149
                                                   --------       --------       --------
Net current deferred tax assets.................     19,566         11,571         13,967
Noncurrent deferred tax assets:
  Property, plant, and equipment................     15,668         15,607         14,506
  Tradenames....................................    189,909        187,689        175,577
  Goodwill......................................    139,874        137,813        128,593
  Stock options.................................         --             --         18,353
  Other.........................................        829            855          1,035
  Net operating loss carryforwards..............        727         14,070         12,630
  Valuation allowance...........................     (3,000)        (3,000)        (3,000)
                                                   --------       --------       --------
Net noncurrent deferred tax assets..............    344,007        353,034        347,694
                                                   --------       --------       --------
Net deferred tax assets.........................   $363,573       $364,605       $361,661
                                                   ========       ========       ========

     At December 31, 1996, the Company had a net operating loss carryforward for federal and state income tax purposes of approximately $35,500 which expires principally in 2011. The Company has established a $3,000 valuation allowance related to certain deferred tax assets for state purposes due to state limitations regarding the utilization of net operation loss carryforwards.

(9)  LONG-TERM DEBT

     Long-term debt at December 31, 1996 and September 30, 1997 is as follows:

                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                 1996            1997
                                                                              (UNAUDITED)
 Senior secured bank facilities:
   Tranche A...............................................   $  300,000      $  351,500
   Tranche B...............................................      200,000         369,000
   Tranche C...............................................      170,000              --
   Revolver................................................           --          71,000
                                                              ----------      ----------
                                                                 670,000         791,500
 Senior Subordinated Notes.................................      400,000         400,000
                                                              ----------      ----------
                                                               1,070,000       1,191,500
   Less: Current portion...................................       26,000         110,000
                                                              ----------      ----------
   Long-term debt..........................................   $1,044,000      $1,081,500
                                                              ==========      ==========

     In connection with the purchase of an 80% interest in the Company by an affiliate of Hicks Muse from a subsidiary of American Home Products and the acquisition of Heritage and related assumption of Heritage's debt (see Note 1), the Company entered into a $770,000 Credit Agreement with Chase Manhattan Bank,

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

Bankers Trust Company, and Morgan Stanley Senior Funding, Inc. (see Note 16) and issued $400,000 of 10 3/8% Senior Subordinated Notes ("Senior Subordinated Notes"). The Credit Agreement provides for term loans ("Term Loans") in three tranches aggregating $670,000 and a revolving credit loan facility ("Revolver") of $100,000. At December 31, 1996, there were no borrowings under the Revolver nor were any letters of credit outstanding.

     Tranche A of the Term Loans is a $300,000, 6 1/2-year facility; Tranche B of the Term Loans is a $200,000, eight-year facility; and Tranche C of the Term Loans is a $170,000, nine-year facility. Each tranche requires semi-annual principal payments in increasing amounts, and amounts paid under the Term Loans may be not be reborrowed. Borrowings under the Term Loans and the Revolver bear interest based on either the London Interbank Offered Rate ("LIBOR") or an Alternate Base Rate, as defined, plus applicable margins which range from 0.5 percent to 3.5 percent. At December 31, 1996, the rates in effect on Tranches A, B, and C were 8.0%, 8.6%, and 9.1%, respectively. In accordance with the Credit Agreement, in February 1997, the Company entered into interest rate protection agreements to the extent necessary to provide that, when combined with the Senior Subordinated Notes, at least 50% of the Company's aggregate indebtedness is subject to either a fixed interest rate or interest rate protection through December 1998. Included in the Term Loans are certain Eurodollar loans which qualify as fixed interest under the terms of the Credit Agreement. In order to comply with required interest rate protection provisions, the Company also entered into an interest rate collar transaction that becomes effective in September 1997 and expires in December 1998. The notional amount of the collar is $135,000 with the cap set at 8% and the floor set at 5.25%. The agreement is with a financial institution having a credit rating (Moody's/S&P) of Aa3/A+, which minimizes non-performance risk.

     Borrowings and letters of credit issued under the Revolver are available to the Company until the earlier of March 31, 2003 or the date on which the Tranche A Term Loans mature or are repaid in full. The Company pays a commitment fee of 0.5% on the unused portion of the Revolver.

     The Company is required to make mandatory prepayments on the Term Loans and credit commitments under the Revolver will be mandatorily reduced based on (a) excess levels of cash flow, as defined; (b) all of the net proceeds from certain asset or subsidiary dispositions; and (c) the issuance of capital stock or the incurrence of certain indebtedness. At the Company's option, loans may be prepaid and credit commitments under the Revolver may be permanently reduced.

     Obligations under the Credit Agreement are unconditionally and irrevocably guaranteed by each of the Company's domestic subsidiaries. In addition, such obligations are collateralized by first priority or equivalent collateral interests in (a) all of the capital stock of, or other equity interests in, each domestic subsidiary of the Company and 65% of the capital stock, or other equity interests in, each foreign subsidiary of the Company and (b) all tangible and intangible assets of the Company and its subsidiaries, subject to certain exceptions and qualifications.

     The Credit Agreement also contains a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with affiliates, and otherwise restrict corporate activities. In addition, under the Credit Agreement, effective beginning March 31, 1997, the Company is required to comply with specified minimum interest coverage, maximum leverage, and minimum fixed charge coverage ratios, as defined.

     The Senior Subordinated Notes are due on November 1, 2006 and require semi-annual interest payments. The Senior Subordinated Notes may be redeemed prior to November 1, 2000 in up to an aggregate principal amount of $160,000 with the proceeds of one or more equity offerings, as defined, by the Company under certain conditions at a redemption price of 110.375 percent. The Senior Subordinated Notes may also

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

be redeemed prior to November 1, 2001 at a redemption price of 100 percent upon the occurrence of a change in control, as defined. Except as discussed above, the Senior Subordinated Notes are not redeemable prior to November 1, 2001. The Senior Subordinated Notes will be redeemable, in whole or in part, at the Company's option at redemption prices decreasing from 105.188% at November 2001 to 100 percent on November 1, 2004 and thereafter.

     Each of the Company's subsidiaries (I.H.F.P., Inc., Luck's Incorporated, Canadian Home Products Limited, M. Polaner, Inc., and Heritage) fully and unconditionally guarantee the Senior Subordinated Notes, on a joint and several basis.

     The Senior Subordinated Notes contain certain restrictive covenants limiting, among other things (a) the incurrence of additional indebtedness; (b) the declaration or payment of dividends or other capital stock distributions or redemptions; (c) the redemption of certain subordinated obligations; (d) investments; (e) sales of assets; and (f) consolidations, mergers, and transfers of all or substantially all of the Company's assets.

     The Company filed a registration statement on Form S-4 pursuant to the Securities Act of 1933, which became effective on February 19, 1997, to register the Senior Subordinated Notes. The Company has issued a Prospectus to offer to exchange the unregistered Senior Subordinated Notes for registered Senior Subordinated Notes. The exchange offer expired on March 27, 1997 and all of the Senior Subordinated Notes have been exchanged.

     The fair value of the Company's debt at December 31, 1996 and September 30, 1997 approximates its carrying value.

     Future principal payments on the Company's long-term debt at December 31, 1996 are as follows:

1997........................................................  $   26,000
1998........................................................      31,000
1999........................................................      41,000
2000........................................................      51,000
2001........................................................      58,500
Thereafter..................................................     862,500
                                                              ----------
                                                              $1,070,000
                                                              ==========

(10)  EMPLOYEE BENEFIT PLANS:

     For the American Home Products defined benefit pension plans in which the Company participated prior to the IHF Acquisition, the amounts charged to the Company by American Home Products aggregated $2,651 and $2,762 for the years ended December 31, 1994, 1995, $3,188 for the period January 1, 1996 to October 31, 1996, and $2,848 for the nine months ended September 30, 1996, respectively.

     The postretirement health care costs relating to the Company's participation in the American Home Products postretirement plan represented charges for actual retiree benefit costs based on the ratio of the Company's participants to total American Home Products participants and aggregated $3,334 and $3,494 for the years ended December 31, 1994 and 1995, $3,239 for the period January 1, 1996 to October 31, 1996, and $2,933 for the nine months ended September 30, 1996, respectively.

     In periods prior to November 1, 1996, the Company participated in certain defined contribution plans sponsored by American Home Products. Expense recognized for these plans aggregated $1,082 and $1,027 for the years ended December 31, 1994 and 1995, $955 for the period from January 1, 1996 to October 31, 1996, and $849 for the nine months ended September 30, 1996, respectively.

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

     For periods prior to the IHF Acquisition the Company has not provided certain disclosures required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" since, under the American Home Products plans, the assets are not segregated or restricted by subsidiary and the benefit obligations have not been assumed by the Company. Further, certain disclosures prescribed by Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," have not been provided since the American Home Products plan is unfunded and the American Home Products plan's benefit obligations will not be assumed by the Company.

     In conjunction with the IHF Acquisition, and pursuant to the American Home Products Agreement of Sale and Plan of Merger ("Sale Agreement"), the Company adopted new pension and postretirement plans for individuals previously covered under the American Home Products pension and postretirement plans, with provisions and benefits substantially equivalent to those of the American Home Products Plans.

     The Company sponsors various retirement plans for substantially all of its employees. The Company sponsors two insignificant defined benefit pension plans for collectively-bargained employees of its Highspire and Canadian operations. It is the Company's policy to contribute the amounts necessary to meet the minimum funding requirements of defined benefit plans under applicable laws. The aggregate accumulated benefit obligation, projected benefit obligation, plan assets, and accrued pension costs of the Highspire and Canadian plans were $153, $154, $136, and $19, respectively, at December 31, 1996. Net periodic pension cost for the Highspire and Canadian plans was insignificant for all periods presented. Assumptions used in accounting for these plans included a weighted-average discount rate of 7.5 percent, an expected long-term rate of return on plan assets of 7.5 percent, and a rate of increase in compensation levels of 0-3.5 percent.

     Effective January 1, 1997, the Company established defined benefit plans for its salaried and collectively-bargained employees. Benefits earned under the plan will include service from November 1, 1996 to December 31, 1996; prior service cost for the two-month period was insignificant. Benefits under the plans will be based primarily on compensation levels and years of service.

     Pursuant to the Sale Agreement, the Company provides certain health care and life insurance benefits for most of its retired employees. Generally, employees become eligible for benefits after attaining specified age and service requirements. In connection with the IHF Acquisition, at November 1, 1996, the Company has recorded its postretirement benefits obligation with a corresponding charge to paid-in capital. The following table sets forth the plan's funded status reconciled with amounts reported in the Company's consolidated balance sheet:

                                                              NOVEMBER 1, 1996    DECEMBER 31, 1996
Accumulated postretirement benefit obligation:
  Retirees..................................................      $     --            $     --
  Fully eligible participants...............................            --                  --
  Other active participants.................................       (16,207)            (16,855)
                                                                  --------            --------
Total benefits earned.......................................       (16,207)            (16,855)
  Plan assets at fair value.................................            --                  --
                                                                  --------            --------
Funded status...............................................       (16,207)            (16,855)
Unrecognized net loss.......................................            --                 166
                                                                  --------            --------
Accrued postretirement benefit obligation...................      $(16,207)           $(16,689)
                                                                  ========            ========

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

     Net periodic postretirement benefit cost for the period from November 1, 1996 to December 31, 1996 consisted of the following components:

Service cost................................................  $245
Interest cost on postretirement benefit obligation..........   237
                                                              ----
          Net periodic postretirement benefit cost..........  $482
                                                              ====

     Net periodic postretirement benefit cost for the nine months ended September 30, 1997 was $2,025.

     The discount rate used to measure the accumulated postretirement benefit obligation as of November 1, 1996, December 31, 1996 and September 30, 1997 was
7.5 percent. The assumed health care cost trend rate used to measure the expected cost of benefits was 8.5 percent for 1996 and is assumed to trend downward to 6.0 percent for 2010 and thereafter. The health care trend rate has a significant effect on the amounts reported. For example, increasing the health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $3,686 and the service cost and interest components of the net periodic postretirement benefit cost for the period from November 1, 1996 to December 31, 1996 by $100.

     Effective November 1, 1996, the Company also sponsors a 401(k) defined contribution plan for nonunion employees. Contributions for the period November 1, 1996 to December 31, 1996 were insignificant. Employer contributions for the nine months ended September 30, 1997 amounted to $675.

     The Company also participates in union-sponsored multiemployer pension, life insurance and health and welfare plans which provide benefits to union employees located at the Company's facility in Vacaville, CA. The Company's contributions to these plans were $2,885, $3,121 and $2,993 for the years ended December 31, 1994, 1995, and 1996, respectively, and $2,212 and $2,164 for the nine months ended September 30, 1996 and 1997, respectively.

(11)  RELATED PARTY TRANSACTIONS:

     The consolidated statements of income for periods through October 31, 1996 included the costs of certain administrative and other services provided by American Home Products. These services included treasury, tax, personnel, legal, environmental, safety, public relations, audit, and other related costs. The charges to the Company for corporate administration approximated $2,500 through October 31, 1996. Charges for the nine month period ended September 30, 1996 amounted to $2,204. Such charges are representative of costs which would have been incurred by the Company on a stand alone basis.

     American Home Products also charged the Company for its share of group insurance costs (medical, dental, basic life, etc.) based on American Home Product's historical claims experience and current claim trends and the ratio of the Company's employees to total American Home Products domestic employees. The charges, which are reflected in the accompanying consolidated statements of income, amounted to $11,733 and $11,941 for the years ended December 31, 1994 and 1995, and $9,143 for the 10 months ended October 31, 1996, respectively. Charges for the nine months ended September 30, 1996 were $8,598.

     The consolidated statements of income include rent for 35,000 square feet of space in American Home Product's corporate headquarters. The rent expense related to this space amounted to $965, $905, and $946 for the years ended December 31, 1994, 1995, and 1996, respectively. The Company vacated this space and relocated its corporate headquarters at the end of 1996.

     Various self-insurance coverages were provided to the Company through American Home Product's consolidated programs through October 31, 1996. Auto, property, product liability, and other insurance coverages provided by American Home Products were allocated to the Company based on past claims history,

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

exposure, trends, and judgment. The changes, which are reflected in the accompanying consolidated statements of income for the years ended December 31, 1994 and 1995 and for the 10 months ended October 31, 1996 amounted to $426, and $421, and $346, respectively. Charges for the nine months ended September 30, 1996 were $321.

     The Company purchased advertising through a wholly-owned subsidiary of American Home Products through 1996. The rates at which the Company purchased advertising reflected the rates obtained by the consolidated purchasing of American Home Products. The charges, which are reflected in the accompanying consolidated statements of income for the years ended December 31, 1994, 1995 and 1996, amounted to $32,839, $42,386, and $45,186, respectively. Charges for the nine months ended September 30, 1996 and 1997 amounted to $42,974 and $727, respectively.

     Effective November 1, 1996, the Company entered into a transition services agreement with American Home Products under which American Home Products, until six months after November 1, 1996, provides to the Company, for a fee, certain facilities and services. In addition, American Home Products agreed to assist the Company for 90 days after November 1, 1996 with the administration of welfare benefit plans for payment by the Company to American Home Products based on past practices. Charges to date by American Home Products to the Company under these arrangements were insignificant.

     Effective November 1, 1996, the Company entered into a 10-year monitoring and oversight agreement with an affiliate of its indirect majority stockholder, Hicks Muse. The agreement provides for an annual fee of the greater of $1,000 or
0.1 percent of the budgeted consolidated net sales of the Company for the current year. In addition, effective November 1, 1996, the Company entered into a financial advisory agreement with the affiliate under which the affiliate will be entitled to a fee of 1.5 percent of the transaction value, as defined, for each add-on transaction, as defined. In 1996, the Company incurred financial advisory fees of $167 and paid transaction fees of $19,320 to such affiliate relating to the IHF Acquisition (see Note 1). Expenses under the agreement for the nine months ended September 30, 1997 totaled $838. The Company incurred fees in the amount of $2,445 as a result of the financial advisory agreement during the nine months ended September 30, 1997.

     Included in prepaid expenses and other current assets at December 31, 1996 is a receivable of approximately $3,600 from American Home Products for reimbursement of payroll taxes related to option exercises by employees.

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

     Following is an analysis of the activity in the Parent Company's Investment and Advances account for the years ended December 31, 1994, 1995, for the ten months ended October 31, 1996 and the nine months ended September 30, 1996 and 1997:

                                                            TEN MONTHS ENDED     NINE MONTHS ENDED
                                YEARS ENDED DECEMBER 31,      OCTOBER 31,          SEPTEMBER 30,
                                ------------------------    ----------------    --------------------
                                   1994          1995             1996            1996        1997
                                                                                    (UNAUDITED)
Beginning balance --
  Former parent company's
     investment and
     advances.................    $423,551      $467,139       $ 384,997        $384,997    $     --
Net income....................      95,920        39,193          84,559          74,168
Distribution of net income
  through parent company's
  investment and advances
  account.....................     (95,920)      (39,193)        (84,559)        (74,168)         --
                                  --------      --------       ---------        --------    --------
                                   423,551       467,139         384,997         384,997          --
                                  --------      --------       ---------        --------    --------
Changes in other assets and
  liabilities through the
  accounts:
  Depreciation and
     amortization.............      26,389        30,154          15,093          13,717          --
  Accounts receivable.........     (24,711)       61,710          (6,585)        (10,059)         --
  Inventories.................     (13,802)        8,103          10,903           9,384          --
  Prepaid expenses and other
     current assets...........      (1,259)        1,051            (820)          1,893          --
  Other noncurrent assets.....         (19)           13              34              18          --
  Accounts payable............      (2,728)       (2,578)          1,334           3,885          --
  Accrued salaries, wages and
     benefits.................        (369)          197           2,248           1,309          --
  Accrued advertising and
     promotion................       8,073         2,947            (168)          5,419          --
  Other accrued liabilities...      (4,424)        5,102             672            (997)         --
  Other.......................         379          (356)          1,132             270          --
  Purchases of plant and
     equipment,
     net......................     (31,117)      (24,201)         (7,146)         (8,475)         --
                                  --------      --------       ---------        --------    --------
                                   (43,588)       82,142          16,697          16,364          --
                                  --------      --------       ---------        --------    --------
Effect of merger
  transaction.................          --            --        (630,661)             --          --
Transfer to common stock
  Additional paid-in capital,
     and foreign currency
     translation adjustment on
     November 1, 1996.........          --            --         262,361              --          --
                                  --------      --------       ---------        --------    --------
Ending balance --
  Parent company's investment
     and advances.............    $467,139      $384,997       $      --        $368,633    $     --
                                  ========      ========       =========        ========    ========

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

(12)  STOCK COMPENSATION PLANS

     During 1995 and 1996 and in prior years, certain employees of the Company were granted stock options under the American Home Products stock option plans. These options had a ten-year term and generally vested one year from date of grant. The American Home Products stock options awarded to Company employees during 1996 or prior were exercised, canceled, or settled in cash by January 31, 1997.

     Effective November 1, 1996, the Company adopted the International Home Foods, Inc. 1996 Stock Option Plan ("the IHF Plan") which provides for the grant of stock options at fair value on the date of grant. Generally, stock options have a ten-year term and vest immediately or ratably over three years. Certain options have been granted with an exercise price which increases by 8 percent per year until the exercise date. The total number of shares of common stock authorized for grant under the IHF Plan is 8,444,021.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. No compensation expense was recognized for 1995, 1996 or for the first six months in 1997. If the Company had elected to recognize compensation cost based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, net income would have been reduced to the pro forma amount indicated below:

                          1995     1996
Net income  As reported  $39,193  $82,961
            Pro forma    $38,445  $81,735
            Pro forma
            income per
            common
            share             --  $  1.32

     Note: The pro forma disclosure shown above is not representative of the effects on net income in future years.

     The fair value of the American Home Products stock options used to compute pro forma net income disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                             1995       1996
Expected volatility.......................................    15.7%      15.0%
Expected term.............................................  4 years    4 years
Dividend yield............................................     4.4%       4.3%
Risk-free interest rate...................................     6.1%       6.4%

     IHF options granted on November 1, 1996 were valued using the minimum value method permitted under SFAS No. 123 for companies which do not have publicly traded equity securities and the following assumptions: expected term of four years, zero percent dividend yield, and six percent risk-free interest rate.

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

     Presented below is a summary of the status of the American Home Products' options held by the Company's employees, and IHF stock options, for 1995 and 1996:

                                                               1995                           1996
                                                               ----                           ----
                                                             WEIGHTED                       WEIGHTED
                                              SHARES     AVERAGE EXERCISE    SHARES     AVERAGE EXERCISE
                                              (000'S)    PRICE PER SHARE     (000'S)    PRICE PER SHARE
American Home Products options:
  Outstanding at beginning of year..........    1,877         $30.21          1,471          $33.11
  Granted...................................      510         $38.13            171          $52.99
  Exercised.................................      843         $29.38            758          $32.64
  Forfeited/Expired.........................       73         $36.73             12          $45.11
  Settled...................................       --             --            150          *
  Outstanding at end of year................    1,471         $33.11            722          $34.20
IHF indexed options:
  Granted...................................       --             --          4,832          $ 5.33
  Forfeited**...............................       --             --             --              --
  Outstanding at December 31, 1996**........       --             --          4,832          $ 5.38
IHF options exercisable at end of year......       --             --          3,518          $ 5.38
IHF non-indexed options:
  Granted...................................       --             --          1,751          $ 5.33
  Forfeited.................................       --             --             --              --
  Outstanding at December 31, 1996..........       --             --          1,751          $ 5.33
IHF options exercisable at end of year......       --             --             39          $ 5.33

---------------

 * 150,000 options were settled for $61.19 per option which represents the stock's fair value at November 1, 1996.

** 1,313,515 options were forfeited by an officer upon resignation in February
   1997.

     The weighted-average fair value of American Home Products stock options granted during 1995 and 1996 is $4.81 and $7.21 per option, respectively. The weighted-average fair value of IHF non-indexed options granted on November 1, 1996 is $1.12 per option. The IHF indexed options, which provide for an eight percent per annum increase in exercise price, have no value under the minimum value method.

     As of December 31, 1996, the 6,582,584 stock options outstanding under the IHF plan including 1,313,515 options that were subsequently forfeited by a former officer, have exercise prices ranging from $5.33 to $5.38 and a weighted-average exercise price of $5.38. Such options have a remaining contractual life of 10 years and 3,557,748 were exercisable at December 31, 1996.

     In the third quarter of 1997, the Company recorded a non-cash stock option compensation charge of $44,763 related to stock option compensation including $44,734 for indexed stock options granted to senior management and other employees. When granted, these indexed options had exercise prices ranging from $5.33 to $5.76 per share that increased over time at a rate of 8% per year. In the third quarter of 1997, the variable exercise price of these options was fixed. In addition, the Company has recorded $4,525 related to unearned stock option compensation as a reduction in paid-in capital. This amount will be amortized to compensation expense as the related options vest. Estimated charges to income for the fourth quarter of 1997, and the years ending 1998, 1999, and 2000 are $370, $1,537, $1,537, and $1,081, respectively. In addition, in the fourth quarter the Company will recognize an additional charge of $1,226 related to stock options issued to the Company's Chief Executive Officer and other employees on November 13, 1997.

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

(13)  COMMITMENTS AND CONTINGENCIES

     The Company has ongoing royalty arrangements with several parties, primarily representing licensing agreements for its wet spices business and for the use of characters in the Company's canned pasta business. The accompanying consolidated statements of income include royalty costs which amounted to $2,065, $3,136 and $2,113 for the years ended December 31, 1994, 1995, and 1996 and $1,632 and $1,569 for the nine months ended September 30, 1996 and 1997, respectively.

     There is also a royalty obligation related to the Company's licensing agreement for its cereals business entered into in 1988. The agreement includes a minimum annual royalty of $750, payable annually, as well as a $10,250 balloon payment payable in January 1998. As of December 31, 1995 and 1996 and September 30, 1997, $9,873, $10,155 and $10,368, respectively, have been accrued towards the annual minimum royalty for each of the periods and the appropriate shares of the balloon obligation. There are no minimum royalty requirements after December 31, 1997; however, an ongoing royalty of ten percent of net cereal sales will continue.

     The Company leases certain facilities and equipment under operating leases. Rental expenses, including rent related to the Company's lease with American Home Products (see Note 11), aggregated $1,566, $1,868, and $1,884 for the years ended December 31, 1994, 1995, and 1996, respectively. Future minimum lease payments under noncancellable operating leases at December 31, 1996 are as follows:

1997........................................................  $ 1,956
1998........................................................    1,548
1999........................................................    1,306
2000........................................................    1,066
2001 and later years........................................    6,451
                                                              -------
                                                              $12,327
                                                              =======

     In the ordinary course of business, the Company enters into contracts for the purchase of certain of its raw materials and is involved in various pending or threatened litigation and claims. The Company has responsibility for environmental, safety, and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. The Company has been identified as a potentially responsible party at two Superfund sites. Although the outcome of any legal proceeding cannot be predicted with certainty, management believes through its discussions with counsel and the United States Environmental Protection Agency that its proportionate share of any liability arising from such matters, or the resolution of any other pending or threatened litigation or claims, in the aggregate will not have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

(14)  GUARANTOR FINANCIAL DATA:

     The Company's Senior Subordinated Notes are fully and unconditionally guaranteed by each of the Company's subsidiaries on a joint and several basis. The Company has not presented separate financial statements and other disclosures concerning each of the subsidiary guarantors because management has determined that such information is not material to the holders of the Senior Subordinated Notes.

     Presented below is summarized combined financial information of the subsidiary guarantors:

                                                                  DECEMBER 31,       SEPTEMBER 30,
                                                               -------------------   -------------
                                                                 1995       1996         1997
                                                                                      (UNAUDITED)
Current assets..............................................   $ 88,873   $ 91,835     $190,786
Noncurrent assets...........................................    156,193    254,729      357,730
Current liabilities.........................................     24,526     46,354       78,634
Noncurrent liabilities......................................    225,280    248,052      242,615

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

                                                   FOR THE YEARS ENDED         FOR THE NINE    FOR THE NINE
                                                       DECEMBER 31,            MONTHS ENDED    MONTHS ENDED
                                              ------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                                1994       1995       1996         1996            1997
                                                                                        (UNAUDITED)
Net sales...................................  $147,480   $131,950   $136,873      $ 98,437        $197,842
Gross profit................................    69,754     65,066     58,382        44,227          72,785
Net income/(loss)...........................    (7,607)    (3,028)    (1,054)        1,465           3,208
Net cash provided by operating activities...     3,803     32,379     11,540        25,613          22,678
Net cash used in investing activities.......   (18,462)   (12,467)   (11,457)       (6,879)         (5,404)
Net cash provided by (used in) financing
  activities................................    14,659    (19,912)     1,029       (18,734)        (14,464)

(15)  BUMBLE BEE ACQUISITION

     On May 2, 1997 the Company agreed to acquire the ongoing canned seafood business of Bumble Bee Seafoods, Inc. for approximately $163 million, including transaction fees, in cash plus the assumption of certain liabilities estimated to be between $30 and $40 million.

     Bumble Bee is one of the world's largest distributors of canned seafood products. Bumble Bee's principal products include canned tuna and salmon. To expedite completion of the sale, Bumble Bee has filed for protection under Chapter 11 of the Federal Bankruptcy Code. It is anticipated that under the reorganization, Bumble Bee will continue to function on a business as usual basis. Bumble Bee has obtained debtor-in-possession financing of $83.5 million, which should allow Bumble Bee to maintain normal day to day operations, including payment of its trade obligations.

(16)  THIRD QUARTER EVENTS

     (a) Effective July 1, 1997, the Company consummated the acquisition of substantially all of the assets (the "Assets") of Bumble Bee Seafoods, Inc. and its wholly-owned subsidiaries, Bumble Bee International, Inc., Santa Fe Springs Holding Company and Commerce Distributing Company (CDC) (collectively, the "Sellers"), pursuant to the terms of an Asset Purchase and Sale Agreement dated as of May 1, 1997 (the "Agreement") by and among the Sellers, on the one hand, and the Company and its wholly-owned subsidiary, Bumble Bee Acquisition Corporation, on the other hand. The aggregate consideration paid for the Assets was approximately $163 million in cash and the assumption of certain liabilities of the Sellers, including trade payables and certain accrued liabilities. The Assets consist primarily of inventory, accounts receivable, property, plant and equipment and trademarks formerly used by the Sellers for the processing and marketing of canned seafood products, principally tuna and salmon, including processing facilities in Puerto Rico, Ecuador and California. The transaction was approved by an order of the Federal Bankruptcy Court for the Southern District of California on June 19, 1997, as part of the bankruptcy proceedings of the Sellers.

     Concurrent with the acquisition of the Assets, the Company amended and restated its existing credit agreement with Chase Manhattan Bank as of July 1, 1997. The existing senior secured bank facilities were increased from $670 million (less a $13 million principal payment made in the first quarter of 1997) to $737 million and the Company's Revolver was increased from $100 million to $140 million. The Company financed the purchase of the Assets with the $80 million increase in the term facility, a $30 million draw on the Company's Revolver, and the balance of the purchase price from the Company's available cash balances as of the date of the closing.

     The provisions of the new credit agreement provide that borrowings under Tranches A and B are increased to $367.5 million, and $369.5 million respectively and the previous Tranche C is included as part of Tranche B. The final maturity dates of Tranche A, March 31, 2003, and the new Tranche B, September 30, 2004, remained unchanged. Applicable margins on borrowings which bear interest based on the LIBOR as defined, have been changed from 2.5% to 2% on Tranche A and from 3% to 2.25% on Tranche B. The applicable margins under the alternate base rate, as defined, have been changed from 1.5% to 1%, and 2% to

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

1.25% on Tranche A and B, respectively. The new agreement also includes financial covenants substantially similar related to consolidated leverage ratio, as defined, consolidated interest coverage, as defined, consolidated fixed charge coverage ratio, as defined, and limitations on indebtedness, capital expenditures and payment of dividends.

     Pro forma unaudited results for the nine months ended September 30, 1996 and 1997 assuming the Bumble Bee Acquisition had occurred at the beginning of the respective periods would have been as follows:

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                 1996          1997
                                                              ----------    ----------
                                                                    (UNAUDITED)
Net sales...................................................  $1,016,331    $1,022,947
Net income (loss)...........................................      75,734        (2,951)
Net income (loss) per common share..........................        0.23         (0.01)

     In September 1997, the Company signed a letter of intent to acquire a specialty canned seafood manufacturer and marketer for approximately $26.5 million in cash.

     (b) In September 1997, the Company initiated the process of registering shares of common stock under an initial public offering ("IPO"). The proceeds from the sale of the securities would be used by the Company to pay off borrowings under the Credit Agreement. In connection with the IPO, the Company expects to amend its existing Credit Agreement, which is expected to result in an extraordinary charge in the fourth quarter of 1997 of approximately $11.1, net of related tax benefit.

     Immediately prior to the IPO, the Company plans to effect a 5.3292 for one reverse stock split of its current capital stock. In addition, the Company will reduce the authorized shares of Common Stock to 300,000,000. All historical and pro forma income per common share data has been adjusted to reflect the reverse stock split.

(17)  IMPACT OF RECENT ACCOUNTING STANDARDS

     The American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities" ("SOP 96-1") in October 1996. SOP 96-1 provides authoritative guidance on specific accounting issues in connection with recognizing, measuring and disclosing environmental cleanup liabilities. The Company adopted this SOP during the first quarter of 1997; there was no impact on the Company's results of operations or financial position upon adoption.

     In June 1996, Statement of Financial Accounting Standards No. 125 (SFAS
125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", was issued to provide accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement became effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company does not anticipate that the adoption of this Statement will have a material effect on the Financial Statements.

     In March 1997, SFAS 128, "Earnings Per Share", was issued to establish standards for computing and presenting earnings per share ("EPS"). The Statement applies to entities with publicly held common stock or potential common stock and excludes entities whose publicly traded securities include only debt. The Statement is effective for financial statements issued for periods ending after December 15, 1997; earlier application is not permitted. This statement will require presentation of basic and diluted EPS. The Company anticipates that diluted EPS in accordance with this statement would approximate EPS as reported.

                         INTERNATIONAL HOME FOODS, INC.

                              (SEE NOTES 1 AND 2)

     In June 1997, SFAS 130, "Reporting Comprehensive Income", was issued to establish standards for reporting and displaying of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires disclosure of the components of comprehensive income including, among other things, foreign currency translation adjustments, minimum pension liability items and unrealized gains and losses on certain investments in debt and equity securities. The Company would be required to show components of comprehensive income in a financial statement displayed as prominently as the other required financial statements. The statement is effective for fiscal years beginning after December 15, 1997. The Company anticipates compliance with this Statement in 1998.

     In June 1997, SFAS 131 "Disclosures About Segments of an Enterprise and Related Information", was issued to establish standards for public business enterprises reporting information regarding operating segments in annual and interim financial statements issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company operates in one business segment which manufactures and markets a diversified portfolio of shelf-stable food products, and accordingly, does not believe the segment reporting aspect of this statement will impact their financial statements.

(18)  SUBSEQUENT EVENTS (UNAUDITED)

     On October 1, 1997, the Company acquired Productos Del Monte from an affiliate of Hicks Muse for 3,127,415 shares of Common Stock. The acquisition of Productos Del Monte will be treated as a combination of entities under common control. Accordingly, the historical accounting values of Productos Del Monte will be carried over for financial accounting purposes.

     On October 1, 1997, the Company acquired Creative Products, Inc. for approximately $52 million in cash. The acquisition was funded through borrowings under the Company's Senior Bank Facilities, and will be treated as a purchase for financial accounting purposes.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of Bumble Bee Seafoods, Inc.:

     We have audited the accompanying consolidated balance sheets of Bumble Bee Seafoods, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations and accumulated deficit, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bumble Bee Seafoods, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the consolidated financial statements, the Company's notes payable and subordinated note payable were due and payable in May 1996; non-payment has constituted events of default. The Company does not currently have the funds to retire these obligations. Such conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans related to this matter are described in Note 6 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            KPMG PEAT MARWICK LLP

San Diego, California
April 11, 1997

                           BUMBLE BEE SEAFOODS, INC.

                          CONSOLIDATED BALANCE SHEETS
             (IN THOUSANDS, EXCEPT SHARE AND PAR VALUE INFORMATION)


                                                              DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                                  1995           1996          1997
                                                                                            (UNAUDITED)
                      ASSETS (NOTE 6)
Current Assets:
  Cash......................................................    $  2,815      $   2,098      $   2,443
  Trade accounts receivable, less allowance for doubtful
     accounts of $985 and $844 in 1995 and 1996,
     respectively...........................................      36,053         32,174         29,419
  Other receivables.........................................       1,148            607            579
  Inventories (note 2)......................................      82,300         82,312         61,621
  Prepaid expenses..........................................       4,775          4,758          5,431
                                                                --------      ---------      ---------
          Total current assets..............................    $127,091      $ 121,949      $  99,493
Investment in SEAFMAN at cost (note 1)......................    $  1,992      $   1,992      $   1,992
Property and equipment, net (note 3)........................      21,367         20,308         18,986
Goodwill, less accumulated amortization of $30,174 and
  $97,547 in 1995 and 1996, respectively....................     140,635         73,262         71,967
Other assets................................................         733            725            726
                                                                --------      ---------      ---------
                                                                $291,818      $ 218,236      $ 193,164
                                                                ========      =========      =========
       LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Notes payable (note 6)....................................    $100,150      $ 100,150      $ 101,687
  Revolving line of credit (note 6).........................      68,313         70,111         67,626
  Accounts payable:
     Trade and other (note 7)...............................      51,164         51,516         41,555
     Unicord Public Company Limited (note 7)................       7,514          7,062          7,009
     Accrued liabilities....................................      24,045         26,733         26,036
                                                                --------      ---------      ---------
          Total current liabilities.........................    $251,186      $ 255,572      $ 243,913
                                                                --------      ---------      ---------
Stockholder's equity (deficit) (note 6):
  Common Stock, $1.00 par value; authorized, issued and
     outstanding 35,000 shares..............................          35             35             35
  Additional paid-in capital................................     121,965        121,965        121,965
  Accumulated deficit.......................................     (81,368)      (159,336)      (172,749)
                                                                --------      ---------      ---------
          Total stockholder's equity (deficit)..............      40,632        (37,336)       (50,749)
                                                                --------      ---------      ---------
Commitments, contingencies and subsequent event (notes 8 and
  9)
                                                                $291,818      $ 218,236      $ 193,164
                                                                ========      =========      =========


          See accompanying notes to consolidated financial statements.

                           BUMBLE BEE SEAFOODS, INC.

         CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                    (IN THOUSANDS EXCEPT SHARE INFORMATION)



                                                                                  SIX MONTHS ENDED
                                             FOR YEARS ENDED DECEMBER 31,             JUNE 30,
                                           --------------------------------   -------------------------
                                             1994       1995        1996         1996          1997
                                                                              (UNAUDITED)   (UNAUDITED)
Sales, net of allowances.................  $410,192   $393,704   $  395,607    $ 209,279     $ 179,014
Cost of sales (note 7)...................   285,409    273,888      275,678      142,605       127,521
                                           --------   --------   ----------    ---------     ---------
  Gross profit...........................   124,783    119,816      119,929       66,674        51,493
Selling and promotional expenses.........    93,864     90,561       96,431       52,360        41,875
General and administrative expenses......    14,592     13,419       14,459        6,738         9,882
Amortization and write-off of goodwill...     4,632      5,227       67,373        2,291         1,294
                                           --------   --------   ----------    ---------     ---------
  Operating income (loss)................    11,695     10,609      (58,334)       5,285        (1,558)
                                           --------   --------   ----------    ---------     ---------
Other expense:
  Interest expense (note 6)..............    11,344     16,209       19,322        9,361        10,041
  Other expense (income), net............       502      1,620         (127)           9         1,631
                                           --------   --------   ----------    ---------     ---------
                                             11,846     17,829       19,195        9,370        11,672
                                           --------   --------   ----------    ---------     ---------
     Loss before income taxes............      (151)    (7,220)     (77,529)      (4,085)      (13,230)
Income taxes (note 4)....................       613        642          439          219           183
                                           --------   --------   ----------    ---------     ---------
  Net loss...............................      (764)    (7,862)     (77,968)      (4,304)      (13,413)
Accumulated deficit at beginning of
  period.................................   (72,742)   (73,506)     (81,368)     (81,368)     (159,336)
                                           --------   --------   ----------    ---------     ---------
Accumulated deficit at end of period.....  $(73,506)  $(81,368)  $ (159,336)   $ (85,672)    $(172,749)
                                           ========   ========   ==========    =========     =========
Net loss per share.......................  $ (21.83)  $(224.63)  $(2,227.66)   $ (122.97)    $ (383.23)
                                           ========   ========   ==========    =========     =========


          See accompanying notes to consolidated financial statements.

                           BUMBLE BEE SEAFOODS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                            FOR YEARS ENDED DECEMBER 31,   SIX MONTHS ENDED JUNE 30,
                                            ----------------------------   -------------------------
                                             1994      1995       1996        1996          1997
                                                                           (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net loss................................  $  (764)  $(7,862)  $(77,968)   $ (4,304)     $(13,413)
  Adjustments to reconcile net loss to net
     cash provided by (used in) operating
     activities:
     Depreciation and amortization........    2,786     2,559      2,589       1,288         1,322
     Amortization and write-off of
       goodwill...........................    4,632     5,227     67,373       2,291         1,295
     (Gain) loss on disposal of fixed
       assets.............................      (93)       13         --          --            --
     Change in assets and liabilities:
       (Increase) decrease in trade
          accounts receivable and other
          receivables.....................      690    (3,550)     4,420      (4,842)        2,783
       Decrease (increase) in
          inventories.....................   (4,718)      138        (12)     25,304        20,691
       Decrease (increase) in prepaid
          expenses and other assets.......    1,426    (1,234)        25         401          (674)
       Increase (decrease) in trade and
          other payables..................    1,745       (95)       352      (8,368)       (9,961)
       Decrease in Unicord Public Company
          Limited payable.................   (4,026)   (1,174)      (452)        (14)          (53)
       Increase in accrued liabilities....    3,900     4,508      7,188       2,905           840
                                            -------   -------   --------    --------      --------
          Net cash provided by (used in)
            operating activities..........    5,578    (1,470)     3,515      14,661         2,830
                                            -------   -------   --------    --------      --------
Cash flows from investing activities:
  Proceeds from sale of fixed assets......      147        31         --          --            --
  Acquisition of machinery and
     equipment............................   (1,413)   (1,152)    (1,530)       (889)           --
                                            -------   -------   --------    --------      --------
          Net cash used in investing
            activities....................   (1,266)   (1,121)    (1,530)       (889)           --
                                            -------   -------   --------    --------      --------
Cash flows from financing activities:
  Contribution by capital Unicord Public
     Company Limited......................       --     4,000         --          --            --
  Principal proceeds from (repayments on)
     revolving line of credit, net........    2,152     7,057      1,798     (10,480)       (2,485)
  Principal repayments on long-term
     debt.................................   (7,000)   (8,000)    (4,500)     (4,500)           --
                                            -------   -------   --------    --------      --------
          Net cash provided by (used in)
            financing activities..........   (4,848)    3,057     (2,702)    (14,980)       (2,485)
                                            -------   -------   --------    --------      --------
Net increase (decrease) in cash...........     (536)      466       (717)     (1,208)          345
Cash at beginning of period...............    2,885     2,349      2,815       2,815         2,098
                                            -------   -------   --------    --------      --------
Cash at end of period.....................  $ 2,349   $ 2,815   $  2,098    $  1,607      $  2,443
                                            =======   =======   ========    ========      ========
Supplemental disclosures of cash flow
  information:
  Cash paid during the period for:
     Interest.............................  $11,007   $13,369   $ 12,083    $  6,174      $ 14,034
     Income taxes.........................      681       716        387           4           128


          See accompanying notes to consolidated financial statements.

                           BUMBLE BEE SEAFOODS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)
                        DECEMBER 31, 1994, 1995 AND 1996

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  ORGANIZATION AND DESCRIPTION OF BUSINESS

     Bumble Bee Seafoods, Inc. (the "Company" or "BBSI") was incorporated in the state of Delaware on June 11, 1984 and commenced operations effective June 8, 1985. The Company produces, distributes and markets various canned seafoods and seafood derivative products including tuna, salmon and pet foods. The Company operates plants in Mayaguez, Puerto Rico and Santa Fe Springs, California.

     In September 1989, in simultaneous transactions, Unicord Public Company Limited ("Unicord"), a Thailand-based company, acquired all outstanding common stock of Uni Group, Inc. ("UGI"), a Delaware corporation through a wholly-owned subsidiary, Uni Group, Inc., a British Virgin Islands corporation, and UGI acquired all outstanding stock of BBSI. The acquisition cost of $285,000 was financed by approximately $35,000 of cash and $250,000 of notes payable.

     The acquisition was accounted for as a purchase. Push-down accounting was applied to reflect the fair market value of the assets acquired and liabilities assumed, including liabilities incurred to finance the transaction.

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Bumble Bee International, Inc. ("BBII"), Commerce Distributing Company, and Santa Fe Springs Holding Company. All significant intercompany balances and transactions have been eliminated in consolidation.

     The Company has a minority ownership interest in Sociedad Ecuatoriana de Alimentos y Frigorificos Manta, C.A. ("SEAFMAN"), an Ecuador corporation. In accordance with Ecuadorian regulations, the Company may not hold, either legally or beneficially, a controlling interest in SEAFMAN or exercise significant influence over its operations. The investment in SEAFMAN is accounted for at cost, which approximates its value under the equity method of accounting.

  INVENTORIES

     Raw fish inventories are stated at specifically identified cost. All other inventories are stated at weighted average cost, not in excess of market.

  GOODWILL

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, 40 years. The Company assesses the recoverability of this intangible asset whenever events or changes in circumstances indicate that the goodwill will not be recoverable. The amount of goodwill impairment, if any, is measured as the amount by which the carrying amount of goodwill exceeds its fair value.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation on machinery and equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally ranging from three to ten years; buildings are depreciated using the straight-line method over 20 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

                           BUMBLE BEE SEAFOODS, INC.

  INCOME TAXES


     The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company maintains a valuation allowance against deferred tax assets in order to reduce the amount of those deferred tax assets to an amount that management believes will be realized. Management bases such estimates on several factors, including the reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.


  COMMITMENTS AND CONTINGENCIES

     Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries from third parties which are probable of realization are separately recorded, and are not offset against the related liability in accordance with Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts."

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of all receivables, trade accounts payable and accrued liabilities approximate fair value due to the short-term nature of such instruments. It is not practicable to estimate the fair value of amounts due to Unicord Public Company Limited, trade acceptances to foreign banks, and notes payable as the payment of these obligations is dependent upon receiving proceeds from the sale of substantially all of the assets of the Company and the approval of the payment of certain portions of these obligations by the Federal Bankruptcy Court (Notes 6, 7 and 9).

  USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS No. 121), on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles, including goodwill, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair values of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In conjunction with the pending sale of the assets of the Company (Note 9) and in applying the provisions of SFAS No. 121, the Company recorded a charge to operations of $63,000 for the year ended December 31, 1996, representing the write-down of goodwill due to impairment.

                           BUMBLE BEE SEAFOODS, INC.

  NET LOSS PER COMMON SHARE

     The computation of net loss per share is based on the weighted-average number of outstanding common shares during each year. The weighted-average number of common shares outstanding for the years ended December 31, 1994, 1995 and 1996 was 35,000.

  INTERIM FINANCIAL INFORMATION:

     The unaudited consolidated financial statements presented herein have been prepared by the Company without audit and, in the opinion of management, contain all adjustments necessary to present fairly and on a basis consistent with the consolidated financial statements for the year ended December 31, 1996, the Company's consolidated financial position as of June 30, 1997, and the results of their operations and cash flows for the six months ended June 30, 1996 and 1997.

     The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the entire year.

  RECLASSIFICATIONS

     Certain 1994 and 1995 amounts have been reclassified to conform with the 1996 presentation.

(2)  INVENTORIES

     Inventories at December 31, 1995 and 1996 are comprised of the following:

                                                               1995       1996
Raw fish, materials and supplies............................  $12,035    $13,615
Finished goods, primarily canned fish.......................   70,265     68,697
                                                              -------    -------
                                                              $82,300    $82,312
                                                              =======    =======

(3)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 1995 and 1996 consists of the following:

                                                                1995        1996
Land........................................................  $  3,090    $  3,090
Buildings...................................................    11,853      11,978
Machinery and equipment.....................................    19,616      20,892
Furniture and fixtures......................................     1,181       1,192
Leasehold improvements......................................     1,216       1,369
Construction in progress....................................       254         218
                                                              --------    --------
                                                                37,210      38,739
Less accumulated depreciation and amortization..............   (15,843)    (18,431)
                                                              --------    --------
                                                              $ 21,367    $ 20,308
                                                              ========    ========

(4)  INCOME TAXES

     The provision for income taxes are primarily the result of local taxes in Puerto Rico related to the operations of BBII.

     Differences between expected income taxes calculated using the federal statutory rate of 35% in 1995 and 1996, and actual tax expense as disclosed in the accompanying consolidated statements of operations and

                           BUMBLE BEE SEAFOODS, INC.

accumulated deficit are attributable primarily to Puerto Rico income tax and tax benefits of operating losses not recognized, and the Puerto Rico and possession tax credit.

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are presented below:

                                                                1995        1996
Deferred tax assets:
  Operating loss carryforward...............................  $ 53,932    $ 60,526
  Accounts receivable reserves and allowances...............       597         996
  Accrued liabilities -- not deductible for tax.............     1,884       1,464
  Long-term debt -- OID difference..........................       536          --
                                                              --------    --------
          Total gross deferred tax assets...................    56,949      62,986
Less valuation allowance....................................   (48,079)    (54,088)
                                                              --------    --------
          Net deferred tax assets...........................     8,870       8,898
                                                              --------    --------
Deferred tax liabilities:
  Property, plant and equipment, principally due to
     differences in depreciation............................  $    554    $    504
  Inventory allowances......................................       327         319
  Intangible assets.........................................     7,989       8,075
                                                              --------    --------
          Total gross deferred tax liabilities..............     8,870       8,898
                                                              --------    --------
          Net deferred taxes................................  $     --    $     --
                                                              ========    ========

     During the years ended December 31, 1995 and 1996, the valuation allowance increased by $8,559 and $6,009, respectively. These changes in the valuation allowance are primarily related to the increase in operating loss carryforward amounts and the Company's historical levels of taxable income.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 1996. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

                           BUMBLE BEE SEAFOODS, INC.

     As of December 31, 1996, the Company has net operating loss carryforwards of approximately $154,811 for federal income tax reporting purposes are as follows:

                          YEAR OF                                 OPERATING
                         EXPIRATION                           LOSS CARRYFORWARDS
  2004......................................................       $  7,587
  2005......................................................         28,547
  2006......................................................            289
  2007......................................................         43,642
  2008......................................................         17,903
  2009......................................................         17,635
  2010......................................................         17,088
  2011......................................................         22,120
                                                                   --------
                                                                   $154,811
                                                                   ========

     The Company has available for state tax reporting purposes operating loss carryforwards of approximately $90,601 as of December 31, 1996. The portion of the state tax carryforwards related to California are subject to a California law adopted in July 1991, which retroactively suspended utilization of California net operating loss carryforwards for the years ended 1991 and 1992. With respect to state net operating loss carryforwards incurred in California and suspended in 1991 and 1992, the carryforward period is extended for two years for losses incurred prior to 1991 and for one year for losses incurred in 1991. In 1993, California adopted a law reducing the net operating loss carryforward period from 15 years to 5 years, retroactive to loss years beginning with 1987.

(5)  EMPLOYEE BENEFIT PLANS

     The Company has a retirement savings plan under the provisions of Section 401(k) of the Internal Revenue Code as a benefit for employees. Company contributions consist of matching contributions and discretionary contributions, with the latter being determined by the Board of Directors. The contributions are placed in a trust. During the years ended December 31, 1994, 1995 and 1996, the Company charged approximately $216, $216 and $219, respectively, to operations for this plan.

     BBII has a non-contributory defined benefit pension plan covering substantially all of its employees. The benefits are based on the employee's years of service and compensation prior to retirement. BBII's funding policy is to contribute an amount neither less than the ERISA minimum funding requirement nor more than the maximum that would be deductible for tax purposes. Assets of the plan consist primarily of certificates of deposits and mutual funds.

     Net pension costs for 1994, 1995 and 1996 include the following components:


                                                             1994     1995     1996
Service cost -- benefits earned during the period..........  $ 515    $ 551    $ 560
Interest cost on projected benefit obligation..............    258      321      345
Actual return on plan assets...............................   (208)    (343)    (341)
Net amortization of prior service cost and deferral of net
  gain.....................................................     11      138       76
                                                             -----    -----    -----
  Net pension cost.........................................  $ 576    $ 667    $ 640
                                                             =====    =====    =====

                           BUMBLE BEE SEAFOODS, INC.

     The following table sets forth the plans' funded status as of December 31, 1995 and 1996:

                                                               1995       1996
Actuarial present value of benefit obligations:
  Vested benefits...........................................  $ 4,015    $ 4,032
  Nonvested benefits........................................      330        390
                                                              -------    -------
     Accumulated benefit obligation.........................  $ 4,345    $ 4,422
                                                              =======    =======
Projected benefit obligation................................  $(5,322)   $(5,382)
Plan assets at fair market value............................    3,285      3,696
                                                              -------    -------
     Projected benefit obligation in excess of plan
       assets...............................................   (2,037)    (1,686)
Unrecognized net (gain) loss................................      604        110
Unrecognized prior service cost.............................       17         14
Unrecognized transition obligation..........................       50         42
Asset loss (gain)...........................................     (115)       (65)
                                                              -------    -------
     Accrued pension cost...................................  $(1,481)   $(1,585)
                                                              =======    =======

     Assumptions used in accounting for the pension plan as of December 31, 1995 and 1996 were:

Discount rate...............................................    7.0%
Rate of increase in compensation............................    4.0%
Expected rate of return on plan assets......................    8.0%

(6)  NOTES PAYABLE

     Notes payable are comprised of the following as of December 31, 1995 and 1996:

                                                                1995        1996
Note payable A, prime rate plus 1.75%.......................  $ 25,000    $ 20,500
Note payable B, prime rate plus 1.75%, with 0.5% increases
  on November 15, 1995 and each six-month anniversary
  thereafter................................................    30,000      30,000
Subordinated note payable, including interest due at
  maturity of $2,150 and $6,650, respectively...............    45,150      49,650
                                                              --------    --------
                                                              $100,150    $100,150
                                                              ========    ========

     In May 1991, the Company negotiated amended and restated credit agreements. Under the terms of the agreements, UGI contributed $43,000 additional capital to BBSI. As restructured, the senior debt is secured by all assets of BBSI and by the shares of BBSI, and the subordinated debt is secured by the shares of BBSI and guaranteed by UGI.

     Note payable A was for an original amount of $55,500 and bears interest at the prime rate plus 1.75% (10.5% and 10.0% at December 31, 1995 and 1996, respectively) with scheduled quarterly installments and a final payment of $20,500 due on May 15, 1996. Note payable B was for $30,000 and bears interest at the bank's prime rate plus 1.75% (12.0% and 11.5% at December 31, 1995 and 1996, respectively) with interest payable monthly and increasing 0.5% per annum each six-month period beginning November 15, 1995, due on May 15, 1996.

     Under terms of the amended and restated subordinated credit agreement, the $65,000 due plus accrued interest of $7,382 at May 15, 1991 was reduced by a cash payment of $22,000 with the remaining principal balance converted into a note payable of $43,000. The note included no interest for four years and simple interest at 5% in the fifth year, principal and interest due on May 16, 1996.

                           BUMBLE BEE SEAFOODS, INC.

     The terms of the amended and restated credit agreement include a revolving loan facility with a maximum credit availability of $71,000 at the prime rate plus 1.75% (10.5% and 10.0% at December 31, 1995 and 1996, respectively). The amount outstanding under the revolving line of credit was $68,313 and $70,111 at December 31, 1995 and 1996, respectively.

     On May 15, 1996, the Company received notice from the lenders indicating it was in default of the credit agreement and that all amounts due under the notes were immediately due and payable. The notice further indicated that although the lenders are entitled to immediately cease making advances under the revolving line of credit, they would continue to make advances to the Company at their discretion on a day-to-day basis for working capital purposes. The Company has subsequently received notice from the lenders indicating that such advances will continue up to the earlier of (a) April 25, 1997, or (b) five business days after the termination in writing by any of the parties to the sale transaction described in Note 9. Additionally, under the terms of the notice, the Company continues to accrue the additional 3% penalty interest on the outstanding loans. In February 1997, the Company paid $5,970 of the accrued penalty interest; any additional penalty interest will be payable when the loans are paid in full.

     During October 1995, the Company received from its subordinated lender notice of acceleration, due to the senior note default, declaring the unpaid portion of $43,000 and the accrued interest thereon immediately due and payable. The notice also modified the interest rate so that interest accrues at 2% over prime. On May 16, 1996, the subordinated note became due and payable in full and as a result of non-payment, the Company is in default. The Company's subordinated lender has orally indicated to management its intent to forbear, for an unspecified period of time, from enforcing certain of its rights that arise because of the default.

     Management is pursuing a transaction, discussed more fully in Note 9, to sell substantially all of the assets of the Company in order to satisfy, in part, the debt obligations. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(7)  RELATED PARTY TRANSACTIONS

     The Company purchases canned tuna and frozen tuna loins under agreements with Unicord Public Company Limited. During the years ended December 31, 1994, 1995 and 1996, the Company purchased $46,850, $3,198 and $0, respectively, of products under the above described agreements. In conjunction with these purchases, the Company issued trade acceptances to foreign banks, which advanced funds to Unicord Public Company Limited upon shipment of the product. Included in trade and other accounts payable are amounts due to foreign banks under these trade acceptance arrangements totaling approximately $27,831 as of December 31, 1995 and 1996. Net accounts payable due to Unicord Public Company Limited related to the above purchases as of December 31, 1995 and 1996 were $7,514 and $7,062, respectively. In addition, the Company purchases canned tuna and frozen tuna loins from SEAFMAN. Total purchases from SEAFMAN during the years ended December 31, 1994, 1995 and 1996 were $10,436, $11,377 and $11,832, respectively. Net accounts payable related to the above purchases at December 31, 1995 and 1996 were $1,922 and $583, respectively.

(8)  COMMITMENTS AND CONTINGENCIES

  LEASE AGREEMENTS

     As of December 31, 1996, the Company had noncancelable lease commitments for certain buildings and equipment which are accounted for as operating leases and expiring at various dates through 2005. Rent expense for the years ended December 31, 1994, 1995 and 1996 was approximately $2,227, $2,261 and $2,201, respectively.

     The Company has also agreed to make payments under lease agreements for the use of certain production machinery and equipment. The agreements require fixed payments plus additional sums based on output.

                           BUMBLE BEE SEAFOODS, INC.

Total payments made under these arrangements for the years ended December 31, 1994, 1995 and 1996 amounted to $315, $339 and $300, respectively.

     The future minimum rental payments under these agreements are as follows:

YEAR ENDING DECEMBER 31,
         1997..............................................  $1,846
         1998..............................................   1,557
         1999..............................................   1,354
         2000..............................................   1,278
         2001..............................................   1,317
         Thereafter........................................   1,373
                                                             ------
           Total...........................................  $8,725
                                                             ======

  PURCHASE COMMITMENTS

     In connection with its business, the Company and BBII routinely enter into commitments relating to the purchase of certain finished goods and raw fish. As of December 31, 1996, aggregate future commitments for such purchases are estimated to be $15,716. These commitments expire on August 31, 1997. The Company expects such purchase commitments to approximate market value and does not anticipate any losses related to the commitments.

  LEGAL MATTERS

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based in part upon advice from legal counsel, the ultimate disposition of these other matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

(9)  SUBSEQUENT EVENT (UNAUDITED)


     On May 1, 1997 the Company entered into an Asset Purchase and Sale Agreement (the "Agreement") by and among the Company and International Home Foods, Inc. ("IHF") and its wholly-owned subsidiary, Bumble Bee Acquisition Corporation. On May 2, 1997, the Company declared bankruptcy with the Federal Bankruptcy Court for the Southern District of California. The transaction was approved by an order of the Federal Bankruptcy Court for the Southern District of California on June 19, 1997. On July 1, 1997, IHF consummated the acquisition of substantially all of the assets (the "Assets") of the Company, pursuant to the terms of the Agreement. The aggregate consideration paid for the assets was approximately $160 million in cash and the assumption of certain liabilities of the Company, including trade payables and certain accrued liabilities including accrued pension cost. The Assets consisted primarily of inventory, accounts receivable, property, plant and equipment and trademarks formerly used by the Company for the processing and marketing of canned seafood products, principally tuna and salmon, including processing facilities in Puerto Rico and California.

======================================================

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
Prospectus Summary....................    3
Risk Factors..........................   11
The Company...........................   16
Use of Proceeds.......................   17
Dividend Policy.......................   17
Dilution..............................   17
Capitalization........................   19
Selected Historical Financial and
  Operating Information...............   20
Unaudited Pro Forma Financial
  Statements..........................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   29
Business..............................   37
Management............................   50
Principal and Selling Stockholders....   59
Certain Relationships and Related
  Transactions........................   61
Description of Capital Stock..........   64
Description of Indebtedness...........   65
Shares Eligible for Future Sale.......   69
Certain U.S. Tax Considerations
  Applicable to Non-U.S. Holders of
  the Common Stock....................   70
Underwriting..........................   73
Legal Matters.........................   77
Experts...............................   77
Available Information.................   77
Index to Financial Statements.........  F-1

                               ------------------

  UNTIL             , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING) ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================
======================================================

                               13,622,500 SHARES

                        [INTERNATIONAL HOME FOODS LOGO]

                         INTERNATIONAL HOME FOODS, INC.

                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS
                              --------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                 BT ALEX. BROWN

                             CHASE SECURITIES INC.

                           CREDIT SUISSE FIRST BOSTON

                              GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER

                                           , 1997
======================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                 SUBJECT TO COMPLETION, DATED OCTOBER 27, 1997
PROSPECTUS
            , 1997

                               13,622,500 SHARES

                        [INTERNATIONAL HOME FOODS LOGO]

                         INTERNATIONAL HOME FOODS, INC.
                                  COMMON STOCK
    Of the 13,622,500 shares of common stock, $.01 par value ("Common Stock") being offered hereby, 10,526,359 shares are being sold by International Home Foods, Inc. ("International Home Foods," "IHF" or the "Company") and 3,096,141 shares are being sold by a subsidiary of American Home Products Corporation (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder. See "Principal and Selling Stockholders."

    Of the 13,622,500 shares being offered hereby, 2,724,500 shares of Common Stock are being offered initially outside the United States and Canada (the "International Offering") by the International Managers (as defined herein) and 10,898,000 shares are being offered initially in the United States and Canada (the "U.S. Offering" and, together with the International Offering, the "Offering") by the U.S. Underwriters (as defined herein). The initial public offering price and the underwriting discounts and commissions of the International Offering and the U.S. Offering are identical. See "Underwriting."

    Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $18.00 and $20.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

    The shares of Common Stock offered hereby have been approved for listing on the New York Stock Exchange, subject to notice of issuance, under the symbol "IHF."

      SEE "RISK FACTORS" BEGINNING ON PAGE 11 HEREIN FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------------------------
                                            PRICE               UNDERWRITING             PROCEEDS               PROCEEDS
                                            TO THE             DISCOUNTS AND              TO THE                 TO THE
                                            PUBLIC             COMMISSIONS(1)           COMPANY(2)        SELLING STOCKHOLDER
-------------------------------------------------------------------------------------------------------------------------------
Per Share..........................           $                      $                      $                      $
Total(3)...........................           $                      $                      $                      $
------------------------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses estimated at $2,000,000, which will be paid by the Company.
(3) The Company and the Selling Stockholder have granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 2,043,375 additional shares of Common Stock at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the
    Company and Proceeds to the Selling Stockholder will be $    , $    , $
    and $    , respectively. See "Underwriting."

    The shares offered hereby are being offered by the several International Managers when, as and if delivered to and accepted by the International Managers and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share certificates for the shares offered hereby will be made in New York, New York on or about
  , 1997.

DONALDSON, LUFKIN & JENRETTE
          INTERNATIONAL
          BT ALEX. BROWN INTERNATIONAL
                     CHASE MANHATTAN INTERNATIONAL LIMITED
                               CREDIT SUISSE FIRST BOSTON
                                        GOLDMAN SACHS INTERNATIONAL
                                              MORGAN STANLEY DEAN WITTER

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

------------------------------------------------------

------------------------------------------------------

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

  NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY, THE SELLING STOCKHOLDER AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS AS TO, THE OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                             PAGE
Prospectus Summary.........................    3
Risk Factors...............................   11
The Company................................   16
Use of Proceeds............................   17
Dividend Policy............................   17
Dilution...................................   17
Capitalization.............................   19
Selected Historical Financial and Operating
  Information..............................   20
Unaudited Pro Forma Financial Statements...   21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   29
Business...................................   37
Management.................................   50
Principal and Selling Stockholders.........   58
Certain Relationships and Related
  Transactions.............................   60
Description of Capital Stock...............   63
Description of Indebtedness................   64
Shares Eligible for Future Sale............   68
Certain U.S. Tax Considerations Applicable
  to Non-U.S. Holders of the Common
  Stock....................................   69
Underwriting...............................   72
Legal Matters..............................   76
Experts....................................   76
Available Information......................   76
Index to Financial Statements..............  F-1

                               ------------------

  UNTIL            , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING) ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================

======================================================

                               13,622,500 SHARES

                        [INTERNATIONAL HOME FOODS LOGO]

                         INTERNATIONAL HOME FOODS, INC.

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------

                          DONALDSON, LUFKIN & JENRETTE
                                 INTERNATIONAL

                          BT ALEX. BROWN INTERNATIONAL

                     CHASE MANHATTAN INTERNATIONAL LIMITED

                           CREDIT SUISSE FIRST BOSTON

                          GOLDMAN SACHS INTERNATIONAL

                           MORGAN STANLEY DEAN WITTER
                                           , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses payable by International Home Foods, Inc. (the "Registrant" or the "Company") in connection with the registration of the securities offered hereby, other than underwriting discounts and commissions, are as follows:

SEC Registration Fee........................................  $   90,198
NASD Filing Fee.............................................      30,266
New York Stock Exchange Listing Fee.........................     250,000
Blue Sky Qualification Fees and Expenses....................       5,000
Accounting Fees and Expenses................................     750,000
Legal Fees and Expenses.....................................     150,000
Transfer Agent and Registrar Fees...........................      25,000
Printing and Engraving Expenses.............................     650,000
Miscellaneous...............................................      49,536
                                                              ----------
          Total.............................................  $2,000,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Ten of the Amended and Restated Certificate of Incorporation of the Registrant provides that the Registrant shall indemnify its officers and directors to the maximum extent allowed by the Delaware General Corporation Law. Pursuant to Section 145 of the Delaware General Corporation Law, the Registrant generally has the power to indemnify its current and former directors against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in those positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action, so long as they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the Registrant, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if the person is adjudged to be liable to the Registrant, unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant also has the power to purchase and maintain insurance for its directors and officers and has purchased a policy providing such insurance.

     The preceding discussion of the Registrant's Amended and Restated Certificate of Incorporation and Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by the Amended and Restated Certificate of Incorporation and Section 145 of the Delaware General Corporation Law.

     The Registrant has entered into indemnification agreements with the Registrant's directors and officers. Pursuant to such agreements, the Registrant will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the Registrant or assumed certain responsibilities at the direction of the Registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following information relates to all securities issued or sold by the Registrant in the last three years and not registered under the Securities Act. Each of the transactions described below was conducted in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. Furthermore, each of the certificates representing the Registrant's securities issued in connection with such transactions contains a restrictive legend.

     On November 1, 1996, the Company sold $400,000,000 of its 10 3/8% Senior Subordinated Notes due 2006 (the "Senior Subordinated Notes"). The Senior Subordinated Notes were sold to Chase Securities Inc. and BT Alex. Brown Incorporated, as initial purchasers. The discount paid to the initial purchasers equaled $12,000,000.

     On November 1, 1996, the Company sold 49,538,258 shares of its common stock, par value $0.01 per share (the "Common Stock") to a group of accredited investors for $264,000,000.

     On October 1, 1997, the Company issued 3,127,415 shares of Common Stock to two accredited investors in exchange for all of the outstanding capital stock of DM US Holding Corp.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
          1.1            -- Form of Underwriting Agreement.+
          2.1.1          -- Agreement of Sale and Plan of Merger (the "Merger
                            Agreement") entered into among AHP Subsidiary Holding
                            Corporation, American Home Food Products, Inc., AHFP
                            Holding Corporation and AHFP Acquisition Corporation,
                            dated as of September 5, 1996.(1)
          2.1.2          -- First Amendment to Agreement of Sale and Plan of Merger,
                            dated as of October 31, 1996.(1)
          3.1            -- Amended and Restated Certificate of Incorporation of the
                            Company.+
          3.2            -- Amended and Restated Bylaws of the Company.+
          4.1            -- Form of Common Stock Certificate.+
          4.2            -- Registration Rights Agreement made as of November 1, 1996 by and among the Company, AHP Subsidiary Holding
                            Corporation and AHFP Holding Corporation.(1)
          4.3            -- Indenture, dated as of November 1, 1996 between the
                            Company and United States Trust Company of New York.(1)
          5.1            -- Opinion of Vinson & Elkins L.L.P.+
         10.1            -- Transitional Services Agreement dated as of November 1,
                            1996 between American Home Products Corporation and the
                            Company.(1)
         10.2            -- Financial Advisory Agreement dated as of November 1, 1996 by and between the Company and Hicks, Muse & Company
                            Partners, L.P. ("HMCo").(1)
         10.3            -- 1997 Stock Option Plan of the Company.+
         10.4            -- Nonqualified Stock Option Agreement dated November 1,
                            1996 by and between the Company and C. Dean
                            Metropoulos.(1)
         10.5            -- Nonqualified Stock Option Agreement dated November 1,
                            1996 by and between the Company and Kenneth J. Martin.(1)
         10.6            -- Nonqualified Stock Option Agreement dated November 12,
                            1996 by and between the Company and M.L. Lowenkron.(1)

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
         10.7            -- Nonqualified Stock Option Agreement dated November 12,
                            1996 by and between the Company and Roger T. Staubach.(1)
         10.8            -- Nonqualified Stock Option Agreement dated January 3,
                            1997, by and between the Company and L. Hollis Jones.(1)
         10.9            -- Nonqualified Stock Option Agreement by and between the
                            Company and John H. Bess.+
         10.10           -- Indemnification Agreement dated November 1, 1996 between the Company and C. Dean Metropoulos, together with a
                            schedule identifying substantially identical documents
                            and setting forth the material details in which those
                            documents differ from the foregoing documents.(1)
         10.11           -- Monitoring and Oversight Agreement dated as of November
                            1, 1996 by and between the Company and HMCo.(1)
         10.12           -- Credit Agreement, dated November 1, 1996, amended and
                            restated July 1, 1997, by and among the Company and the
                            bank's signatory thereto.+
         10.13           -- Agreement and Plan of Reorganization, dated October 1,
                            1997, between the Company and AHFP Holding Corporation.+
         10.14           -- Not used.
         10.15           -- Amended and Restated Jams Manufacturing Agreement, dated
                            March 3, 1997, between Roseland Manufacturing, Inc. and
                            the Company.+
         10.16           -- Asset Purchase and Sale Agreement, dated May 1, 1997, by and among Bumble Bee Seafoods, Inc., Bumble Bee
                            International, Inc., Commerce Distributing Company, Santa
                            Fe Springs Holding Company, the Company and Bumble Bee
                            Acquisition Corporation.(2)
         10.17           -- Commitment Letter and Summary of Terms and Conditions to
                            Amended and Restated Credit Facilities dated November
                            1997.+
         11.1            -- Statement Re: Computation Historical and Pro Forma
                            Historical of Per Share Earnings.+
         11.2            -- Statement Re: Computation of Pro Forma Per Share Earnings
                            for Recapitalization.+
         21.1            -- Subsidiaries of the Company.+
         23.1            -- Consent of Coopers & Lybrand L.L.P., Independent
                            Accountants.*
         23.2            -- Consent of Arthur Andersen LLP, Independent Public
                            Accountants.*
         23.3            -- Consent of KPMG Peat Marwick LLP, Independent Auditors.*
         23.4            -- Consent of Vinson & Elkins L.L.P.+
         24.1            -- Powers of Attorney.+
         27.1            -- Financial Data Schedule.+


---------------

 *  Filed herewith.

 +  Previously filed.

(1) Incorporated by reference to the Company's Registration Statement on Form S-4, dated February 19, 1997, File No. 333-18859.

(2) Incorporated by reference to the Company's Current Report on Form 8-K, dated July 16, 1997, File No. 333-18859.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant also hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany, State of New Jersey, on the 18th day of November, 1997.


                                            INTERNATIONAL HOME FOODS, INC.

                                            By:     /s/ ALAN B. MENKES
                                              ----------------------------------
                                                       Alan B. Menkes,
                                                           Director


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed by the following person in the capacities and on the date indicated.



                      SIGNATURE                                 CAPACITY                   DATE
                      ---------                                 --------                   ----

                          *                            Chairman of the Board and     November 18, 1997
-----------------------------------------------------  Chief Executive Officer
                 C. Dean Metropoulos                   (Principal Executive
                                                       Officer)

                          *                            Chief Financial Officer       November 18, 1997
-----------------------------------------------------  (Principal Financial and
                   N. Michael Dion                     Accounting Officer)

                          *                            Director                      November 18, 1997
-----------------------------------------------------
                   L. Hollis Jones

                          *                            Director                      November 18, 1997
-----------------------------------------------------
                   Thomas O. Hicks

                          *                            Director                      November 18, 1997
-----------------------------------------------------
                   Charles W. Tate

                 /s/ ALAN B. MENKES                    Director                      November 18, 1997
-----------------------------------------------------
                   Alan B. Menkes

                          *                            Director                      November 18, 1997
-----------------------------------------------------
                  Michael J. Levitt

                          *                            Director                      November 18, 1997
-----------------------------------------------------
                   M.L. Lowenkron

                          *                            Director                      November 18, 1997
-----------------------------------------------------
                  Roger T. Staubach

               *By: /s/ ALAN B. MENKES
   -----------------------------------------------
                   Alan B. Menkes
                  Attorney-in-Fact

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
          1.1            -- Form of Underwriting Agreement.+
          2.1.1          -- Agreement of Sale and Plan of Merger (the "Merger
                            Agreement") entered into among AHP Subsidiary Holding
                            Corporation, American Home Food Products, Inc., AHFP
                            Holding Corporation and AHFP Acquisition Corporation,
                            dated as of September 5, 1996.(1)
          2.1.2          -- First Amendment to Agreement of Sale and Plan of Merger,
                            dated as of October 31, 1996.(1)
          3.1            -- Amended and Restated Certificate of Incorporation of the
                            Company.+
          3.2            -- Amended and Restated Bylaws of the Company.+
          4.1            -- Form of Common Stock Certificate.+
          4.2            -- Registration Rights Agreement made as of November 1, 1996 by and among the Company, AHP Subsidiary Holding
                            Corporation and AHFP Holding Corporation.(1)
          4.3            -- Indenture, dated as of November 1, 1996 between the
                            Company and United States Trust Company of New York.(1)
          5.1            -- Opinion of Vinson & Elkins L.L.P.+
         10.1            -- Transitional Services Agreement dated as of November 1,
                            1996 between American Home Products Corporation and the
                            Company.(1)
         10.2            -- Financial Advisory Agreement dated as of November 1, 1996 by and between the Company and Hicks, Muse & Company
                            Partners, L.P. ("HMCo").(1)
         10.3            -- 1997 Stock Option Plan of the Company.+
         10.4            -- Nonqualified Stock Option Agreement dated November 1,
                            1996 by and between the Company and C. Dean
                            Metropoulos.(1)
         10.5            -- Nonqualified Stock Option Agreement dated November 1,
                            1996 by and between the Company and Kenneth J. Martin.(1)
         10.6            -- Nonqualified Stock Option Agreement dated November 12,
                            1996 by and between the Company and M.L. Lowenkron.(1)
         10.7            -- Nonqualified Stock Option Agreement dated November 12,
                            1996 by and between the Company and Roger T. Staubach.(1)
         10.8            -- Nonqualified Stock Option Agreement dated January 3,
                            1997, by and between the Company and L. Hollis Jones.(1)
         10.9            -- Nonqualified Stock Option Agreement by and between the
                            Company and John H. Bess.+
         10.10           -- Indemnification Agreement dated November 1, 1996 between the Company and C. Dean Metropoulos, together with a
                            schedule identifying substantially identical documents
                            and setting forth the material details in which those
                            documents differ from the foregoing documents.(1)
         10.11           -- Monitoring and Oversight Agreement dated as of November
                            1, 1996 by and between the Company and HMCo.(1)

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
         10.12           -- Credit Agreement, dated November 1, 1996, amended and
                            restated July 1, 1997, by and among the Company and the
                            bank's signatory thereto.+
         10.13           -- Agreement and Plan of Reorganization, dated October 1,
                            1997, between the Company and AHFP Holding Corporation.+
         10.14           -- Not used.
         10.15           -- Amended and Restated Jams Manufacturing Agreement, dated
                            March 3, 1997, between Roseland Manufacturing, Inc. and
                            the Company.+
         10.16           -- Asset Purchase and Sale Agreement, dated May 1, 1997, by and among Bumble Bee Seafoods, Inc., Bumble Bee
                            International, Inc., Commerce Distributing Company, Santa
                            Fe Springs Holding Company, the Company and Bumble Bee
                            Acquisition Corporation.(2)
         10.17           -- Commitment Letter and Summary of Terms and Conditions to
                            Amended and Restated Credit Facilities dated November
                            1997.+
         11.1            -- Statement Re: Computation Historical and Pro Forma
                            Historical of Per Share Earnings.+
         11.2            -- Statement Re: Computation of Pro Forma Per Share Earnings
                            for Recapitalization.+
         21.1            -- Subsidiaries of the Company.+
         23.1            -- Consent of Coopers & Lybrand L.L.P., Independent
                            Accountants.*
         23.2            -- Consent of Arthur Andersen LLP, Independent Public
                            Accountants.*
         23.3            -- Consent of KPMG Peat Marwick LLP, Independent Auditors.*
         23.4            -- Consent of Vinson & Elkins L.L.P.+
         24.1            -- Powers of Attorney.+
         27.1            -- Financial Data Schedule.+


---------------

 *  Filed herewith.

 +  Previously filed.

(1) Incorporated by reference to the Company's Registration Statement on Form S-4, dated February 19, 1997, File No. 333-18859.

(2) Incorporated by reference to the Company's Current Report on Form 8-K, dated July 16, 1997, File No. 333-18859.